   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2004

                                                 REGISTRATION NO. 333-

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-1
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           PER-SE TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                               7374
          (State or other jurisdiction of                        (Primary Standard Industrial
           incorporation or organization)                        Classification Code Number)

                      DELAWARE                                             58-1651222
          (State or other jurisdiction of                               (I.R.S. Employer
           incorporation or organization)                             Identification No.)

                             1145 SANCTUARY PARKWAY
                                   SUITE 200
                              ALPHARETTA, GA 30004
                                 (770) 237-4300
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                             ---------------------
                                 PAUL J. QUINER
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           PER-SE TECHNOLOGIES, INC.
                             1145 SANCTUARY PARKWAY
                                   SUITE 200
                              ALPHARETTA, GA 30004
                                 (770) 237-4300
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                WITH COPIES TO:

                                 NILS H. OKESON
                               ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                            (404) 881-7000 TELEPHONE
                            (404) 881-7777 FACSIMILE

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

   If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                     PROPOSED MAXIMUM     PROPOSED MAXIMUM
          TITLE OF EACH CLASS OF                  AMOUNT TO           OFFERING PRICE         AGGREGATE            AMOUNT OF
       SECURITIES TO BE REGISTERED              BE REGISTERED            PER UNIT          OFFERING PRICE      REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------------
3.25% Convertible Subordinated Debentures
 Due 2024.................................    $125,000,000 (1)             100%             $125,000,000          $15,837.50
Common Stock, $.01 par value per share
 (with attached Rights to purchase Series
 A Junior Participating Preferred
 Stock)(2)................................  7,003,037 shares (3)           (3)                  (3)                  (4)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

(1) Represents the aggregate principal amount of the debentures issued by the Registrant. Prior to the occurrence of certain events, the Rights will not be evidenced or traded separately from the Registrant's common stock. Value, if any, of the Rights is reflected in the market price of the Registrant's common stock.

(2) Accordingly, no separate fee is paid.

(3) This number represents the number of shares of common stock that are initially issuable upon conversion of the 3.25% Convertible Subordinated Debentures Due 2024 registered hereby. For purposes of estimating the number of shares of common stock to be included in the registration statement upon the conversion of the debentures, the Company calculated the number of shares issuable upon conversion of the debentures based on a conversion rate of 56.0243 shares of common stock per each $1,000 principal amount of the debentures, which is equivalent to an initial conversion price of approximately $17.85 per share of common stock. In addition to the shares set forth in the table, pursuant to Rule 416 under the Securities Act of 1933, as amended, the amount to be registered includes an indeterminable number of additional shares of common stock that may be issued to prevent dilution resulting from stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling securityholders.

(4) No filing fee is payable with respect to the common stock issuable upon conversion of the debentures, under Rule 457(i), because no additional consideration will be received in connection with the conversion privilege.
                             ---------------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2004

PROSPECTUS

                                  $125,000,000

                           PER-SE TECHNOLOGIES, INC.

                   3.25% CONVERTIBLE SUBORDINATED DEBENTURES
                                    DUE 2024
                                      AND
                   7,003,037 SHARES OF COMMON STOCK ISSUABLE
                       UPON CONVERSION OF THE DEBENTURES

     We issued the debentures offered by this prospectus in a private placement in June 2004. This prospectus may be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of their debentures. We will not receive any proceeds from the sale of the debentures or the shares of common stock offered by the selling securityholders pursuant to this prospectus. The selling securityholders, and the maximum amount of securities that they may offer, are identified beginning on page 18 of this prospectus.

     The debentures will mature on June 30, 2024. You may convert your debentures prior to stated maturity into shares of our common stock at a conversion rate, subject to adjustment in certain circumstances, of 56.0243 shares of common stock per $1,000 principal amount of debentures, which is equivalent to an initial conversion price of approximately $17.85 per share, under the following circumstances:

     - during specified periods, if the closing sale price of our common stock reaches, or the trading price of the debentures falls below, specified levels described in this prospectus; or

     - if we have called the debentures for redemption; or

     - upon the occurrence of certain specified corporate transactions described in this prospectus.

     Upon conversion, we may at our option choose to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock as described in this prospectus. Upon conversion in connection with certain fundamental changes, you will, in certain circumstances, be entitled to a make-whole premium as described in this prospectus.

     We will pay interest on the debentures on June 30 and December 30 of each year, beginning December 30, 2004.

     We may redeem some or all of the debentures for cash on or after July 6, 2009. You may require us to repurchase all or a portion of your debentures for cash on June 30, 2009, June 30, 2014 and June 30, 2019, or upon the occurrence of a fundamental change, at a repurchase price of 100% of the principal amount of the debentures, plus accrued but unpaid interest, including liquidated damages, if any, plus, in certain circumstances, a make-whole premium. Any such make-whole premium will be payable in the form of consideration into which or for which our common stock was converted, exchanged or acquired.

     We do not intend to list the debentures on any national securities exchange or to include them in any automated quotation system. The debentures issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers, Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market.

     Shares of our common stock are quoted on the Nasdaq National Market under the symbol "PSTI." The last reported sale price of our common stock on September 14, 2004 was $13.59 per share.

     INVESTING IN THE DEBENTURES OR OUR COMMON STOCK INVOLVES RISKS. PLEASE REVIEW THE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE DEBENTURES AND COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  THE DATE OF THIS PROSPECTUS IS           , 2004.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    8
Forward Looking Statements..................................   16
Ratio of Earnings to Fixed Charges..........................   17
Use of Proceeds.............................................   17
Selling Securityholders.....................................   18
Plan of Distribution........................................   23
Description of the Debentures...............................   25
Description of Capital Stock................................   48
Certain Material United States Federal Income Tax
  Considerations............................................   52
Capitalization..............................................   59
Business....................................................   60
Price Range of Common Stock.................................   66
Dividend Policy.............................................   66
Selected Financial Data.....................................   67
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   69
Quantitative and Qualitative Disclosures About Market
  Risk......................................................   89
Management..................................................   90
Certain Relationships and Related Transactions..............   97
Principal Stockholders......................................   98
Legal Matters...............................................  101
Experts.....................................................  101
Where You Can Find More Information.........................  101
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

                                  OUR COMPANY

     We were organized in 1985 under the laws of the State of Delaware, and focus on providing services and solutions that improve the administrative functions of the healthcare industry. Specifically, we provide Connective Healthcare solutions that help physicians and hospitals achieve their income potential. Connective Healthcare solutions support and unite healthcare providers, payers and patients with innovative technology processes that improve and accelerate reimbursement and reduce the administrative cost of care. We serve the healthcare industry through two divisions: Physician Services and Hospital Services.

     The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest and only national provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. Services include clinical data collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice. These services are designed to assist healthcare providers with the business management functions associated with the delivery of healthcare services, allowing physicians to focus on providing quality patient care. These services also help physician groups to be financially successful by improving cash flows and reducing administrative costs and burdens.

     The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. Approximately 225,000 U.S.-based hospital-affiliated physicians represent our target market for business management outsourced services. Our target market consists of large physician groups -- typically 10 or more physicians depending upon the specialty -- and represents an estimated market opportunity of approximately $7 billion. We estimate that approximately 20% to 30% of the physicians in the target market currently outsource their business management needs, with the remainder of physicians performing these services in house. Our Physician Services division is the largest provider of comprehensive business management outsourcing services to the U.S. hospital-based physician market, supporting approximately 15,000 physician clients in 42 states. This division also sells a physician practice management solution that is delivered via an application service provider model which represented less than 5% of the division's revenue in 2003.

     The Hospital Services division provides Connective Healthcare solutions that increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The clearinghouse supports more than 1,400 governmental and commercial payer connections in 48 states. The clearinghouse delivers dedicated electronic and Internet-based business-to-business solutions that focus on electronic processing of medical transactions as well as complementary transactions, such as electronic remittance advices, real-time eligibility verification and high-speed print and mail services. Other solutions, such as denial management, provide insight into a hospital's revenue cycle inefficiencies. Hospitals may opt to outsource portions of their revenue cycle management process to us, such as secondary insurance billing. Our revenue cycle management solutions are currently in approximately 400 hospitals in the United States.

     The Hospital Services division also provides resource management solutions that enable hospitals to efficiently manage resources to reduce costs and improve their bottom line. The division's resource management offerings include staff scheduling solutions that can efficiently plan nurse schedules, accommodating individual preferences as well as environmental factors, such as acuity levels, as well as schedule all the personnel across the hospital enterprise. The division also offers patient scheduling solutions that help effectively manage a hospital's most expensive and profitable area, the operating room, as well as schedule patients across the enterprise. The Hospital Services division has the market-leading staff scheduling solution and a market-leading patient scheduling solution. We provide staff and patient scheduling solutions to approximately 1,600 hospitals, primarily in the United States.

     As stated previously, we focus on the administrative functions of the healthcare market, with the majority of our business based in the United States. The United States spends approximately $1.7 trillion or 15.3% of gross domestic product on healthcare annually. An estimated 30% or approximately $500 billion is spent on administrative functions. Our solutions help make the reimbursement of healthcare more efficient and help improve the overall patient care experience by simplifying the revenue cycle process for physicians and hospitals. Our services and solutions are not capital-intensive for providers, making them a cost-effective solution as providers focus on their financial health.

                              RECENT DEVELOPMENTS

     As a result of allegations of improprieties made during 2003 and 2004, our independent registered public accounting firm advised us and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, Consideration of Fraud in a Financial Statement Audit, or SAS No. 99, that became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive. The additional procedures included the review of certain of our revenues, expenses, assets and liabilities accounts for the years 2001 through 2003. Certain financial items were identified during the additional procedures that warranted our further review. We reviewed these items and determined that it was appropriate to restate certain prior period financial statements. The restatements affected the financial statements for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003.

     The overall impact of the restatements was a net increase to reported net income totaling approximately $2.1 million, or $.07 per share on a fully diluted basis, for the years 2001 and 2002 and for the nine months ended September 30, 2003. On an annual basis, the net decrease to the reported net loss for 2001 was approximately $0.2 million or $.01 per share, and the net increase to reported net income for 2002 was approximately $1.0 million or $.03 per share on a fully diluted basis. The net increase to reported net income for the nine months ended September 30, 2003 was approximately $0.8 million or $.03 per share on a fully diluted basis. In the periods presented on a quarterly basis, the impact of the restatements was a net increase to reported net income in each of the quarters, except for the second quarter of 2002, which had a decrease to reported net income of $0.2 million. The restatements were primarily related to certain liability accounts that were determined to be over-accrued based on the correction of errors and the subsequent refinement of estimates originally made in establishing the accruals.

     We recorded costs related to the additional procedures totaling approximately $6.5 million during the six months ended June 30, 2004 and included these costs in other expenses in our consolidated statements of operations. In segment reporting, these expenses are classified in the Corporate segment.

     As a result of errors that caused the restatements to our financial statements, our independent registered public accounting firm determined that a material weakness exists related to our internal controls and procedures. Our auditors reported to us that the errors that resulted in the restatements, which generally related to the recording of accruals, were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. We are taking actions to address these items.

     On May 10, 2004, we reached a settlement with our former insurance carrier, certain underwriters at Lloyd's of London, which we refer to in this prospectus as Lloyd's of London. We were in litigation with Lloyd's of London after its attempt in May 2002 to rescind certain errors and omissions, or E&O, policies and directors and officers and company reimbursement, or D&O, policies that it had issued to us from the period December 31, 1998 to June 30, 2002. In the settlement, Lloyd's of London agreed to pay us $20 million in cash by July 9, 2004. Lloyd's of London also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the E&O policies. In exchange, we provided Lloyd's of London with a full release of all E&O and D&O policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, we had an $18.3 million receivable from Lloyd's of London, of which approximately $4.9 million represented additional amounts to be paid by us under prior E&O policy settlements covered by Lloyd's of London. Effective on May 12, 2004, as a result of negotiations among us, Lloyd's of London, and a party to a prior E&O policy settlement with us, the Lloyd's of London settlement was amended to reduce by $3.8 million the additional amounts to be paid by us under the prior E&O policy settlements covered by Lloyd's of London. This amendment reduced the amount of cash payable by Lloyd's of London to us in the settlement from $20.0 million to $16.2 million, and reduced the amount of our receivable from Lloyd's of London by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's of London paid us $16.2 million in cash. The settlement amendment had no impact on the net proceeds of approximately $15.7 million that we received in early July. As of the payment date, we had an approximately $14.7 million receivable from Lloyd's of London and will recognize a gain of approximately $1.5 million on the settlement in the third quarter of 2004. We previously anticipated recognizing a gain of approximately $1.7 million. The actual gain of approximately $1.5 million reflects additional legal expenses of approximately $0.2 million incurred prior to the payment date related to prior E&O policy claims covered by the Lloyd's of London policy.

     On July 30, 2004, we relocated our principal executive office to Alpharetta, Georgia. We entered into a non-cancelable operating lease for that office space in February 2004, which will expire in June 2014. The new landlord has reimbursed us for the remaining payments due under the lease for our former office space, which expires in February 2005; however, we recorded a one-time non-cash expense of approximately $1.0 million upon our exit of the former office facility.

                             CORPORATE INFORMATION

     Our principal executive office is located at 1145 Sanctuary Parkway, Suite 200, Alpharetta, Georgia 30004, and our telephone number is (770) 237-4300. Our corporate website is www.per-se.com. Information contained on our website is not part of this prospectus.

                                  RISK FACTORS

     You should read the "Risk Factors" section, beginning on page 8 of this prospectus, to understand the risks associated with an investment in the debentures.

                           SUMMARY OF THE DEBENTURES

Maturity Date.................   June 30, 2024.

Ranking.......................   The debentures will be subordinated in right of
                                 payment to all of our existing and future senior debt as that term is described in this prospectus. The indenture for the debentures does not restrict the amount of senior debt or other indebtedness as that term is described in this prospectus that we or any of our subsidiaries can incur. At June 30, 2004 our senior debt totaled approximately $5.5 million.
                                 See "Description of the
                                 Debentures -- Subordination." The debentures will not be guaranteed by any of our subsidiaries and, accordingly, the debentures are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors. As of June 30, 2004, our subsidiaries had liabilities of approximately $52.7 million excluding intercompany indebtedness and guarantees under our credit agreement, all of which is structurally senior to the debentures.

Interest......................   We will pay interest on the debentures on June
                                 30 and December 30 of each year, beginning
                                 December 30, 2004.

Conversion Rights.............   You may convert your debentures prior to stated
                                 maturity only under the following
                                 circumstances:

                                 - during any fiscal quarter commencing after
                                   September 30, 2004, if the closing sale price of our common stock for at least 20 trading days in the 30 trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price on that 30th trading day; or

                                 - during the five business day period after any
                                   five consecutive trading day period, which we refer to in this prospectus as the measurement period, in which the trading price per debenture for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock on such day and the number of shares issuable upon conversion of $1,000 principal amount of the debentures on such day; provided, however, if you convert your debentures in reliance on this subsection, and on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 130% of the conversion price of the debentures, you will receive, in lieu of common stock based on the conversion rate, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of the debentures plus accrued and unpaid interest, if any, and liquidated damages, if any; or

                                 - if we have called your debentures for
                                   redemption, provided that if we elect to redeem less than all of the debentures, only those debentures called for redemption may be converted; or

                                 - upon the occurrence of specified corporate
                                   transactions described under "Description of the Debentures -- Conversion Rights."

                                 For each $1,000 principal amount of debentures surrendered for conversion, you will receive
                                 56.0243 shares of our common stock. This conversion rate represents an initial conversion price of approximately $17.85 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons.

                                 Upon conversion, and in lieu of our common stock, we will have the right to deliver, at our option, cash or a combination of cash and shares of our common stock.

                                 Upon conversion, you will not receive any cash payment representing accrued and unpaid interest, if any. Instead, any such amounts will be deemed paid by the common stock received by you on conversion. You will, however, receive any accrued and unpaid liquidated damages to, but not including, the conversion date.

                                 Debentures called for redemption may be
                                 surrendered for conversion until the close of business on the business day prior to the redemption date.

                                 If you convert your debentures in connection with certain fundamental changes on or prior to June 30, 2009, we will, in certain circumstances, pay a make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired as more fully described below.

Payment at Maturity...........   For each $1,000 principal amount of the
                                 debentures that you hold, you shall be entitled to receive $1,000 at maturity, plus accrued interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund..................   None.

Optional Redemption by Us.....   We may not redeem the debentures prior to July
                                 6, 2009. We may redeem some or all of the debentures for cash on or after July 6, 2009, upon at least 30 days but not more than 60 days notice by mail to holders of debentures, at a price equal to 100% of the principal amount of the debentures redeemed, plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the redemption date.

Repurchase of Debentures by Us
at Your Option................   You may require us to repurchase all or a
                                 portion of your debentures for cash on June 30, 2009, June 30, 2014 and June 30, 2019 at a price equal to 100% of the principal amount of the debentures to be purchased plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the date of repurchase.

Fundamental Change Put........   If a fundamental change occurs to us, as
                                 defined under "Description of the
                                 Debentures -- Repurchase of Debentures at Your
                                 Option -- Fundamental Change Put," you may require us to repurchase all or a portion of your debentures. We will pay a repurchase price equal to 100% of the principal amount of the debentures to be purchased plus accrued interest, if any, and accrued and unpaid liquidated damages, if any, to, but not including, the fundamental change repurchase date.

Make-Whole Premium Upon
Certain Fundamental Changes...   If certain fundamental changes occur prior to
                                 June 30, 2009, we will, in certain
                                 circumstances, pay a make-whole premium on the debentures converted or tendered for repurchase upon such fundamental change. The make-whole premium, if any, will be payable in the consideration into which or for which our common stock was converted, exchanged or acquired in such fundamental change.

                                 The amount of the make-whole premium, if any, will be based on our stock price and the effective date of such specified fundamental change. A table showing the make-whole-premium that would apply at various stock prices and specified fundamental change effective dates is set forth under "Description of the

                                 Debentures -- Repurchase of Debentures at Your Option -- Make-Whole Premium." No make-whole premium will be paid if the common stock price is less than $12.57 or if the common stock price exceeds $50.00.

Use of Proceeds...............   We will not receive any proceeds from the sale
                                 by any selling securityholders of the
                                 debentures on the shares of common stock issuable upon conversion of the debentures.

Absence of a Public Market for
the Debentures................   The debentures are new securities for which
                                 there is currently no public market. We cannot assure you that any active or liquid market will develop for the debentures. See "Plan of Distribution."

Trading.......................   We do not intend to list the debentures on any
                                 national securities exchange or include them in any automated quotation system. The debentures issued in the private placement are eligible for trading in The PORTAL Market of the National Association of Securities Dealers,
                                 Inc. The debentures sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market.

Nasdaq Symbol for our Common
Stock.........................   Our common stock is quoted on the Nasdaq
                                 National Market under the symbol "PSTI."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth our summary consolidated financial data for the periods indicated. The summary consolidated financial data for the years ended December 31, 2003, 2002 and 2001 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data for the six months ended June 30, 2004 and 2003 have been derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. This information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes to consolidated financial statements included elsewhere in this prospectus.

                                           SIX MONTHS ENDED
                                               JUNE 30,            YEAR ENDED DECEMBER 31,
                                          -------------------   ------------------------------
                                            2004       2003       2003       2002       2001
                                          --------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
  Revenue...............................  $172,742   $167,454   $335,169   $325,564   $305,822
  Salaries and wages....................   101,199     96,235    194,139    186,075    182,597
  Other operating expenses..............    47,150     45,220     87,183     90,857     86,800
  Depreciation..........................     4,090      4,865      9,375     10,908     12,223
  Amortization..........................     3,647      3,624      7,134      7,836      9,229
  Interest expense......................     4,073      8,661     14,646     18,069     18,009
  Interest income.......................      (244)      (166)      (297)      (471)    (1,121)
  Loss on extinguishment of debt........     5,896        221      6,255         --         --
  Process improvement project...........        --         --         --         --      3,423
  Restructuring expenses................        47         --        830         --        593
  Other expenses........................     6,452         --         --         --         --
  Income tax expense....................       212        660         27        800        343
  Income (loss) from continuing
     operations.........................       220      8,134     15,877     11,490     (6,274)
  Net income (loss)(1)..................     3,431      4,918     11,989      8,989     (6,109)
  Shares used in computing net income
     (loss) per common share-basic......    31,530     30,205     30,594     30,061     29,915
  Shares used in computing net income
     (loss) per common share-diluted....    33,831     31,452     32,661     31,966     29,915
PER SHARE DATA
  Income (loss) from continuing
     operations-basic...................  $   0.00   $   0.26   $   0.52   $   0.38   $  (0.21)
  Net income (loss) per common
     share-basic........................  $   0.11   $   0.16   $   0.39   $   0.30   $  (0.20)
  Income (loss) from continuing
     operations-diluted.................  $   0.00   $   0.26   $   0.49   $   0.36   $  (0.21)
  Net income (loss) per common share-
     diluted............................  $   0.10   $   0.16   $   0.37   $   0.28   $  (0.20)

                                                                         AS OF DECEMBER 31,
                                                  AS OF JUNE 30,   ------------------------------
                                                       2004          2003       2002       2001
                                                  --------------   --------   --------   --------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA
  Working capital...............................     $ 21,116      $ 20,313   $ 20,602   $ 22,519
  Intangible assets.............................       53,092        52,336     55,494     61,929
  Total assets..................................      156,749       171,653    209,631    202,270
  Total debt....................................      125,000       121,875    175,020    175,091
  Stockholders' deficit.........................      (33,922)      (17,612)   (37,972)   (49,901)

---------------

(1) Reflects the income (loss) from discontinued operations of $3.2 million and ($3.2) million for the six months ended June 30, 2004 and 2003, respectively, and ($3.9) million, ($2.5) million and $0.2 million for the years ended December 31, 2003, 2002 and 2001, respectively.

                                  RISK FACTORS

                         RISKS RELATED TO OUR BUSINESS

     OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM DETERMINED THAT A MATERIAL WEAKNESS RELATED TO OUR INTERNAL CONTROLS AND PROCEDURES EXISTS, WHICH COULD ADVERSELY IMPACT THE ACCURACY AND TIMELINESS OF OUR FUTURE REPORTS AND FILINGS AND COULD AFFECT THE CONCLUSIONS REACHED IN ASSESSMENTS CONDUCTED PURSUANT TO SECTION 404(A) OF THE SARBANES-OXLEY ACT OF 2002.

     As a result of errors that led to the restatements of our financial statements for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, our independent registered public accounting firm determined that a material weakness related to our internal controls and procedures exists. Our auditors reported to us that the errors that resulted in the restatements reflected in the 2003 Form 10-K, which generally related to the recording of accruals, were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. While we are taking immediate steps to correct these items, there can be no assurance that we will be able to do so in a timely manner, which could adversely impact the accuracy and timeliness of future reports and filings made by us pursuant to the Securities Exchange Act of 1934, as amended, which we refer to in this prospectus as the Exchange Act. In addition, for our fiscal year 2004 audit, we must comply with Section 404(a) of the Sarbanes-Oxley Act of 2002, which we refer to in this prospectus as the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and an attestation to and assessment of our internal controls over financial reporting by our independent registered public accounting firm. In light of the material weakness identified in connection with our 2003 audit, there can be no assurance that we or our independent registered public accounting firm will conclude our internal controls over financial reporting are effective. While we are implementing steps to ensure the effectiveness of our internal controls over financial reporting, failure to achieve such effectiveness could have a material adverse effect on our business.

     WE HAVE A SIGNIFICANT AMOUNT OF LONG-TERM DEBT AND OBLIGATIONS TO MAKE PAYMENTS WHICH COULD LIMIT OUR FUNDS AVAILABLE FOR OTHER ACTIVITIES.

     We have a significant amount of long-term indebtedness and, as a result, have obligations to make payments on that debt. If unable to make the required debt payments, we could be required to reduce or delay capital expenditures, sell certain assets, restructure or refinance our indebtedness, or seek additional equity capital. Our ability to make payments on our debt obligations will depend on future operating performance, which may be affected by conditions beyond our control.

     WE ARE REGULARLY INVOLVED IN LITIGATION, WHICH MAY EXPOSE US TO SIGNIFICANT LIABILITIES.

     We are involved in litigation arising in the ordinary course of our business, which may expose us to loss contingencies. These matters include, but are not limited to, claims brought by former customers with respect to the operation of our business. We have also received written demands from customers and former customers that have not yet resulted in legal action.

     We may not be able to successfully resolve such legal matters, or other legal matters that may arise in the future. In the event of an adverse outcome with respect to such legal matters or other legal matters in which we may become involved, our insurance coverage, errors and omissions coverage or other coverage, may not fully cover any damages assessed against us. Although we maintain all insurance coverage in amounts that we believe is sufficient for our business, such coverage may prove to be inadequate or may become unavailable on acceptable terms, if at all. A successful claim brought against us, which is uninsured or under-insured, could materially harm our business, results of operations or financial condition.

     THE PHYSICIAN BUSINESS MANAGEMENT OUTSOURCING BUSINESS IS HIGHLY COMPETITIVE AND OUR INABILITY TO SUCCESSFULLY COMPETE FOR BUSINESS COULD ADVERSELY AFFECT US.

     The physician business management outsourcing business, especially for revenue cycle management, is highly competitive. We compete with regional and local physician reimbursement organizations as well as physician groups that provide their own business management services in house. Successful competition within this industry is dependent on numerous industry and market conditions.

     Potential industry and market changes that could adversely affect our ability to compete for business management outsourcing services include an increase in the number of local, regional or national competitors providing comparable services and new alliances between healthcare providers and third-party payers in which healthcare providers are employed by such third-party payers.

     THE BUSINESS OF PROVIDING SERVICES AND SOLUTIONS TO HOSPITALS FOR BOTH REVENUE CYCLE AND RESOURCE MANAGEMENT IS ALSO HIGHLY COMPETITIVE AND OUR INABILITY TO SUCCESSFULLY COMPETE FOR BUSINESS COULD ADVERSELY AFFECT US.

     The business of providing services and solutions to hospitals for both revenue cycle and resource management is also highly competitive. We compete with traditional electronic data interface companies, outsourcing companies and specialized software vendors with national, regional and local bases. Some competitors have longer operating histories and greater financial, technical and marketing resources than us. Our successful competition within this industry is dependent on numerous industry and market conditions.

     THE MARKETS FOR OUR SERVICES AND SOLUTIONS ARE CHARACTERIZED BY RAPIDLY CHANGING TECHNOLOGY, EVOLVING INDUSTRY STANDARDS AND FREQUENT NEW PRODUCT INTRODUCTIONS AND OUR INABILITY TO KEEP PACE COULD ADVERSELY AFFECT US.

     The markets for our services and solutions are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Our ability to keep pace with changes in the healthcare industry may be dependent on a variety of factors, including our ability to enhance existing products and services; introduce new products and services quickly and cost effectively; achieve market acceptance for new products and services; and respond to emerging industry standards and other technological changes.

     Competitors may develop competitive products that could adversely affect our operating results. It is possible that we will be unsuccessful in refining, enhancing and developing our technology going forward. The costs associated with refining, enhancing and developing these systems may increase significantly in the future. Existing software and technology may become obsolete as a result of ongoing technological developments in the marketplace.

     THE HEALTHCARE MARKETPLACE IS CHARACTERIZED BY CONSOLIDATION, WHICH MAY RESULT IN FEWER POTENTIAL CUSTOMERS FOR OUR SERVICES.

     In general, consolidation initiatives in the healthcare marketplace may result in fewer potential customers for our services. Some of these types of initiatives include employer initiatives such as creating purchasing cooperatives, or GPOs; provider initiatives, such as risk-sharing among healthcare providers and managed care companies through capitated contracts; and integration among hospitals and physicians into comprehensive delivery systems.

     Consolidation of management and billing services through integrated delivery systems may result in a decrease in demand for our business management outsourcing services for particular physician practices.

     THE HEALTHCARE INDUSTRY IS HIGHLY REGULATED, WHICH MAY INCREASE OUR COSTS OF OPERATION.

     The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems, such as the Balanced Budget Act of 1997 and the Medicare Modernization Act of 2003. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Current or future government regulations or healthcare reform measures may affect our business.

Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our products and services.

     Medical billing and collection activities are governed by numerous federal and state civil and criminal laws. Federal and state regulators use these laws to investigate healthcare providers and companies that provide billing and collection services. In connection with these laws, we may be subjected to federal or state government investigations and possible penalties may be imposed upon us, false claims actions may have to be defended, private payers may file claims against us, and we may be excluded from Medicare, Medicaid or other government-funded healthcare programs.

     In the past, we have been the subject of federal investigations, and we may become the subject of false claims litigation or additional investigations relating to our billing and collection activities. Any such proceeding or investigation could have a material adverse effect on our business.

     Under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, final rules have been published regarding standards for electronic transactions as well as standards for privacy and security of individually identifiable health information. The HIPAA rules set new or higher standards for the healthcare industry in handling healthcare transactions and information, with penalties for noncompliance. We have incurred and will continue to incur costs to comply with these rules. Although management believes that future compliance costs will not have a material impact on our results of operations, compliance with these rules may prove to be more costly than is anticipated. Failure to comply with such rules may have a material adverse effect on our business and may subject us to civil and criminal penalties as well as loss of customers.

     We rely upon third parties to provide data elements to process electronic medical claims in a HIPAA compliant format. While we believe we will be fully and properly prepared to process electronic medical claims in a HIPAA-compliant format, there can be no assurance that third parties, including healthcare providers and payers, will likewise be prepared to supply all the data elements required to process electronic medical claims and make electronic remittance under HIPAA's standards. If payers reject electronic medical claims and such claims are processed manually rather than electronically, there could be a material adverse affect on our business. We have made and expect to continue to make investments in product enhancements to support customer operations that are regulated by HIPAA. Responding to HIPAA's impact may require us to make investments in new products or charge higher prices.

     Numerous federal and state civil and criminal laws govern the collection, use, storage and disclosure of health information for the purpose of safeguarding the privacy and security of such information. Federal or state governments may impose penalties for noncompliance, both criminal and civil. Persons who believe their health information has been misused or disclosed improperly may bring claims and payers who believe instances of noncompliance with privacy and security standards have occurred may bring administrative sanctions or remedial actions against offending parties.

     Passage of HIPAA is part of a wider healthcare reform initiative. We expect that the debate on healthcare reform will continue. We also expect that the federal government as well as state governments will pass laws and issue regulations addressing healthcare issues and reimbursement of healthcare providers. We cannot predict whether the government will enact new legislation and regulations, and, if enacted, whether such new developments will affect our business.

     THE TRADING PRICE OF OUR COMMON STOCK MAY BE VOLATILE AND NEGATIVELY AFFECT YOUR INVESTMENT.

     The trading price of our common stock may be volatile. The market for our common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated quarterly variations in operating results, changes in expectations of future financial performance, changes in estimates of securities analysts, government regulatory action, healthcare reform measures, client relationship developments and other factors, many of which are beyond our control. Furthermore, the stock market in general, and the market for software, healthcare business services and high technology companies in particular, has experienced volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of our common stock, regardless of actual operating performance.

                        RISKS RELATED TO THE DEBENTURES

     THE DEBENTURES ARE SUBORDINATED IN RIGHT OF PAYMENT TO OUR OTHER INDEBTEDNESS.

     The debentures are unsecured obligations subordinated in right of payment to all of our existing and future senior debt. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the debentures due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the debentures only after all our senior debt has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures.

     THE DEBENTURES WILL BE EFFECTIVELY SUBORDINATED TO EXISTING AND FUTURE INDEBTEDNESS AND OTHER LIABILITIES OF OUR SUBSIDIARIES.

     Because we operate through our subsidiaries, we derive our revenues from and hold our assets through, those subsidiaries. As a result, we rely upon the operations of our subsidiaries in order to meet our payment obligations under the debentures and our other obligations. These subsidiaries are separate and distinct legal entities and will have no obligation to pay any amounts due on our debt securities, including the debentures, or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. Our right to receive any assets of any subsidiary in the event of a bankruptcy or liquidation of the subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any indebtedness of that subsidiary senior to that held by us, including secured indebtedness to the extent of the assets securing such indebtedness. As of June 30, 2004, our subsidiaries had liabilities of approximately $52.7 million, excluding intercompany indebtedness and guarantees under our credit agreement, all of which is structurally senior to the debentures.

     BECAUSE WE OPERATE THROUGH SUBSIDIARIES, WE MAY BE UNABLE TO REPAY OR REPURCHASE THE DEBENTURES IF OUR SUBSIDIARIES ARE UNABLE TO PAY DIVIDENDS OR MAKE ADVANCES TO US.

     At maturity, the entire outstanding principal amount of the debentures will become due and payable by us. In addition, each holder of the debentures may require us to repurchase all or a portion of that holder's debentures on June 30 of 2009, 2014 and 2019 or, if a fundamental change, as defined in the indenture, of our company occurs. A fundamental change also may constitute an event of default under, and result in the acceleration of the maturity of, indebtedness under another indenture or other indebtedness that we have or may incur in the future.

     We, as a holding company, are dependent upon the operations of our subsidiaries to enable us to service our outstanding debt, including the debentures. At maturity or upon a repurchase request, if we do not have sufficient funds on hand or available through existing borrowing facilities or through the declaration and payment of dividends by our subsidiaries and, in the case of a repurchase, if we are unable to pay the repurchase price in shares of our common stock, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary.

     Our credit agreement contains, and future borrowing arrangements or agreements may contain, restrictions on our repayment or repurchase of the debentures under certain conditions. For example, our credit agreement contains a provision prohibiting us from prepaying, redeeming or acquiring the debentures (other than as a result of conversion into our common stock). In the event that the maturity date or repurchase request occurs at a time when we are restricted from repaying or repurchasing the debentures, we could attempt to obtain the consent of the lenders under those arrangements to purchase the debentures or could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repay or repurchase the debentures. Failure by us to repurchase the debentures when required will result in an event of default with respect to the debentures, which would, in turn, result in an event of default under our credit agreement or may result in an event of default under such other arrangements.

     WE HAVE A SUBSTANTIAL AMOUNT OF INDEBTEDNESS, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE AND IMPACT OUR ABILITY TO MAKE PAYMENTS ON THE DEBENTURES.

     As of June 30, 2004, we, including our subsidiaries, had total debt of approximately $125 million. Our level of indebtedness could have important consequences to the holders of the debentures. For example, it:

     - may limit our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes, particularly if the ratings assigned to our debt securities by rating organizations were revised downward;

     - will require us to dedicate a substantial portion of our cash from operations to the payment of principal and interest on our debt, reducing the funds available to us for other purposes, including expansion through acquisitions, capital expenditures, marketing spending and expansion of our product offerings;

     - may limit our flexibility to adjust to changing business and market conditions and make us more vulnerable to a downturn in general economic conditions as compared to our competitors; and

     - may place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital.

     Our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend on our financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

     OUR STOCK PRICE, AND THEREFORE THE PRICE OF THE DEBENTURES, MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS AND VOLATILITY.

     The market price of the debentures is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the debentures than would be expected for non-convertible debt securities that we issue. Among the factors that could affect our common stock price are those discussed above under "-- Risks Related to Our Business" as well as:

     - quarterly variations in our operating results;

     - federal or state legislative, licensing or regulatory changes with respect to our industry;

     - healthcare reform measures;

     - client relationship developments;

     - changes in revenue or earnings estimates or publication of research reports by analysts;

     - speculation in the press or investment community;

     - strategic actions by us or our competitors;

     - general market conditions; and

     - domestic and international economic factors unrelated to our performance.

     In addition, the stock markets have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock and of the debentures.

     THE TRADING PRICES FOR THE DEBENTURES WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK, WHICH ARE IMPOSSIBLE TO PREDICT.

     The price of our common stock could be affected by possible sales of our common stock by investors who view the debentures as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the debentures.

     THE CONDITIONAL CONVERSION FEATURE OF THE DEBENTURES COULD RESULT IN YOU NOT RECEIVING THE VALUE OF THE COMMON STOCK INTO WHICH THE DEBENTURES ARE CONVERTIBLE.

     The debentures are convertible into common stock only if specific conditions are met. If the specific conditions for conversion are not met, you may not be able to receive the value of the common stock into which your debentures would otherwise be convertible.

     THERE MAY BE NO PUBLIC MARKET FOR THE DEBENTURES.

     Prior to this offering, there has been no trading market for the debentures. We do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system. Although the initial purchasers have advised us that they currently intend to make a market in the debentures, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot be sure that any market for the debentures will develop, or if one does develop, that it will be maintained. If an active market for the debentures fails to develop or be sustained, the trading price and liquidity of the debentures could be adversely affected.

     IF YOU ARE ABLE TO RESELL YOUR DEBENTURES, MANY OTHER FACTORS MAY AFFECT THE PRICE YOU RECEIVE, WHICH MAY BE LOWER THAN YOU BELIEVE TO BE APPROPRIATE.

     If you are able to resell your debentures, the price you receive will depend on many other factors that may vary over time, including:

     - the number of potential buyers;

     - the level of liquidity of the debentures;

     - ratings published by major credit rating agencies;

     - our financial performance;

     - the amount of indebtedness we have outstanding;

     - the level, direction and volatility of market interest rates generally;

     - the market for similar securities;

     - the redemption and repayment features of the debentures to be sold; and

     - the time remaining to the maturity of your debentures.

     As a result of these factors, you may only be able to sell your debentures at prices below those you believe to be appropriate, including prices below the price you paid for them.

     THE CONVERSION RATE OF THE DEBENTURES MAY NOT BE ADJUSTED FOR ALL DILUTIVE EVENTS.

     The conversion rate of the debentures is subject to adjustment for certain events, including but not limited to the issuance of stock dividends on our common stock, the issuance of rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain tender or exchange offers as described under "Description of the Debentures -- Conversion Rights -- Conversion Rate Adjustments." The conversion rate will not be adjusted for other events, such as an issuance of common stock for cash, which may adversely affect the trading price of the debentures or the common stock. There can be no assurance that an event that adversely affects the value of the debentures, but does not result in an adjustment to the conversion rate, will not occur.

     YOU MAY HAVE TO PAY TAXES WITH RESPECT TO DISTRIBUTIONS ON OUR COMMON STOCK THAT YOU DO NOT RECEIVE.

     The conversion rate of the debentures is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See "Description of the Debentures -- Conversion Rights -- Conversion Rate Adjustments." If the conversion rate is adjusted as a result of a distribution that is taxable to our common stock holders, such as a cash dividend, you would be required to include an amount in income for federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. The amount that you would have to include in income will generally be equal to the amount of the distribution that you would have received if you had settled the purchase contract and purchased our common stock. In addition, non-U.S. holders of the debentures may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Certain Material United States Federal Income Tax Considerations."

     THE DEBENTURES DO NOT RESTRICT OUR ABILITY TO INCUR ADDITIONAL DEBT OR TO TAKE OTHER ACTION THAT COULD NEGATIVELY IMPACT HOLDERS OF THE DEBENTURES.

     We are not restricted under the terms of the indenture and the debentures from incurring additional indebtedness or securing indebtedness other than the debentures. In addition, the debentures do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt, secure existing or future debt and take a number of other actions that are not limited by the terms of the indenture and the debentures could have the effect of diminishing our ability to make payments on the debentures when due. In addition, we are not restricted from repurchasing subordinated indebtedness or common stock by the terms of the indenture and the debentures.

     CONVERSION OF THE DEBENTURES WILL DILUTE THE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS, INCLUDING HOLDERS WHO HAD PREVIOUSLY CONVERTED THEIR DEBENTURES.

     The conversion of some or all of the debentures will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could depress the price of our common stock.

     IF YOU HOLD DEBENTURES, YOU WILL NOT BE ENTITLED TO ANY RIGHTS WITH RESPECT TO OUR COMMON STOCK, BUT YOU WILL BE SUBJECT TO ALL CHANGES MADE WITH RESPECT TO OUR COMMON STOCK.

     If you hold debentures, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will have rights with respect to our common stock only if and when we deliver shares of common stock to you upon conversion of your debentures and, in limited cases, under the conversion rate adjustments applicable to the debentures. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

     WE HAVE VARIOUS MECHANISMS IN PLACE TO DISCOURAGE TAKEOVER ATTEMPTS, WHICH MAY REDUCE OR ELIMINATE OUR STOCKHOLDERS' ABILITY TO SELL THEIR SHARES FOR A PREMIUM IN A CHANGE OF CONTROL TRANSACTION.

     Various provisions of our certificate of incorporation and bylaws and of Delaware corporate law may discourage, delay or prevent a change of control or takeover attempt of our company by a third party that is opposed to by our management and board of directors. Public stockholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change of control or change in our management and board of directors. These provisions include:

     - preferred stock that could be issued by our board of directors to make it more difficult for a third party to acquire, or to discourage a third party from acquiring, a majority of our outstanding voting stock;

     - non-cumulative voting for directors;

     - control by our board of directors of the size of our board of directors;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - a unanimity requirement for stockholders to take any action by written consent; and

     - advance notice requirements for nominations of candidates for election to our board of directors or for proposing matters that can be acted upon by our stockholders at stockholder meetings.

     We have also approved a Shareholder Protection Rights Agreement, which we refer to in this prospectus as the rights plan. Pursuant to the rights plan, the holders of our common stock are entitled to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $75 per unit. Subject to certain exceptions specified in the rights plan, the right to purchase will separate from the common stock and become exercisable upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or
(ii) 10 business days following the commencement of a tender offer for the common stock. The existence of the rights plan may discourage, delay or prevent a change of control or takeover attempt of our company by a third party opposed to by our management and board of directors.

                           FORWARD-LOOKING STATEMENTS

     This prospectus includes statements reflecting assumptions, expectations, projections, intentions, and/or beliefs about future events and future performance that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts or because they necessarily depend upon future events. They sometimes include words such as "anticipate," "estimate," "project," "forecast," "may," "will," "intend," "should," "could," "would," "expect," "believe" and other words of similar meaning. In particular, these forward-looking statements include, but are not limited to, statements relating to the following:

     - meritorious defenses to the claims and other issues asserted in pending legal matters;

     - the effect of industry and regulatory changes on our business and our customer base;

     - the impact of revenue backlog on future revenue; and

     - overall profitability and the availability of capital.

     Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties. Although we believe that the forward-looking statements we have made are based on reasonable assumptions, they are based on current information and beliefs and, accordingly, we can give no assurance that our expectations will be achieved. In addition, these statements are subject to factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These factors include, but are not limited to, factors identified in this prospectus under the caption "Risk Factors."

     Many of these factors and uncertainties will be important in determining our actual future results. Consequently, no forward-looking statement can be guaranteed. Our actual future results may vary materially from those expressed or implied in any forward-looking statements.

     All of our forward-looking statements, whether written or oral are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements. In addition, we disclaim any obligation to update forward-looking statements to reflect events or circumstances that occur or become known after the date of this prospectus.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table presents our historical ratios of earnings to fixed charges for the periods indicated:

                                                SIX MONTHS
                                              ENDED JUNE 30,         YEARS ENDED DECEMBER 31,
                                              ---------------   ----------------------------------
                                               2004     2003    2003    2002    2001   2000   1999
                                              ------   ------   -----   -----   ----   ----   ----
                                                (UNAUDITED)
Ratio(1)....................................   1.04x    1.86x    1.68x   1.58x  (2)    (2)    (2)

---------------

(1) For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income tax expense, plus fixed charges. Fixed charges consist of:

     - interest expense, which includes interest on capitalized leases and amortization of deferred financing costs, whether expensed or capitalized, and

     - that portion of rental expense estimated by management to be attributable to interest based on the net present value of real estate and equipment leases using interest equal to our weighted average interest rate for the period.

(2) Our pre-tax income from continuing operations was inadequate to cover fixed charges for the years ended December 31, 2001, 2000 and 1999 by approximately $5.9 million, $21.4 million, and $69.9 million, respectively.

                                   USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the debentures or the shares of common stock issuable upon conversion of the debentures.

                            SELLING SECURITYHOLDERS

     The debentures were originally issued by us in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended, which we refer to in this prospectus as the Securities Act. Selling securityholders, including any non-sale transferees, pledges or donees or their successors, may from time to time offer and sell any or all of the debentures and common stock into which the debentures are convertible pursuant to this prospectus, as supplemented by any and all prospectus supplements.

     The selling securityholders may offer all, some or none of the debentures or common stock into which the debentures are convertible. Because the selling securityholders may offer all or some portion of the debentures or the common stock, no estimate can be given as to the amount of the debentures or the common stock that will be held by the selling securityholders upon completion of this offer.

                                  PRINCIPAL         NUMBER OF        CONVERSION
                                  AMOUNT OF         SHARES OF        SHARES OF       DEBENTURES
                                  DEBENTURES      COMMON STOCK         COMMON        OWNED AFTER     SHARES OF COMMON
                                 BENEFICIALLY      OWNED PRIOR       STOCK THAT      COMPLETION      STOCK OWNED AFTER
                                  OWNED THAT         TO THIS           MAY BE          OF THIS      COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER   MAY BE SOLD     OFFERING(1)(2)       SOLD(2)        OFFERING(3)        OFFERING(3)
------------------------------  --------------   ---------------   --------------   -------------   -------------------
Acuity Master Fund, Ltd.(4)...       760,000           42,578           42,578            0                  0
Akela Capital Master Fund,
  Ltd.(5)..................       12,500,000          700,303          700,303            0                  0
Attorney's Title Insurance
  Fund(6)..................           90,000            5,042            5,042            0                  0
Bancroft Convertible Fund,
  Inc.(7)..................          500,000           28,012           28,012            0                  0
Basso Multi-Strategy Holding
  Fund Ltd.(8).............        1,000,000           56,024           56,024            0                  0
BNP Paribas Equity Strategies,
  SNC(9)...................        1,548,000           87,986           86,725            0                  0
Boilermakers Blacksmith
  Pension Trust(10)........        1,245,000           69,750           69,750            0                  0
BP Amoco PLC Master
  Trust(11)................          546,000           30,589           30,589            0                  0
Calamos(R) Market Neutral
  Fund -- Calamos(R)
  Investment Trust(12).....        3,000,000          168,072          168,072            0                  0
CooperNeff Convertible
  Strategies (Cayman) Master
  Fund, LP(13).............        1,508,000           84,484           84,484            0                  0
CQS Convertible and
  Quantitative Strategies
  Master Fund Limited(14)..          500,000           28,012           28,012            0                  0
Delta Airlines Master
  Trust(15)................          315,000           17,647           17,647            0                  0
Diaco Investments LP(16)...          240,000           13,445           13,445            0                  0
DKR SoundShore Opportunity
  Holding Fund Ltd.(17)....        2,100,000          117,651          117,651            0                  0
Duke Endowment(18).........          265,000           14,846           14,846            0                  0
Ellsworth Convertible Growth
  and Income Fund, Inc.(19)...       500,000           28,012           28,012            0                  0
FrontPoint Convertible
  Arbitrage Fund, L.P.(20)..       2,750,000          154,066          154,066            0                  0

                                  PRINCIPAL         NUMBER OF        CONVERSION
                                  AMOUNT OF         SHARES OF        SHARES OF       DEBENTURES
                                  DEBENTURES      COMMON STOCK         COMMON        OWNED AFTER     SHARES OF COMMON
                                 BENEFICIALLY      OWNED PRIOR       STOCK THAT      COMPLETION      STOCK OWNED AFTER
                                  OWNED THAT         TO THIS           MAY BE          OF THIS      COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER   MAY BE SOLD     OFFERING(1)(2)       SOLD(2)        OFFERING(3)        OFFERING(3)
------------------------------  --------------   ---------------   --------------   -------------   -------------------
Geode U.S. Convertible
  Arbitrage Fund(21).......        3,350,000          187,681          187,681            0                  0
Grace Convertible Arbitrage
  Fund, Ltd.(22)...........        3,500,000          196,085          196,085            0                  0
Highbridge International
  LLC(23)..................        4,000,000          224,097          224,097            0                  0
Hotel Union & Hotel Industry
  of Hawaii Pension
  Plan(24).................          147,000            8,235            8,235            0                  0
Institutional Benchmarks
  Master Fund Ltd.(25).....          781,000           43,754           43,754            0                  0
Lord Abbett Investment
  Trust -- LA Convertible
  Fund(26).................        2,500,000          140,060          140,060            0                  0
Lyxor/Convertible Arbitrage
  Fund Limited(27).........          276,000           15,462           15,462            0                  0
Man Convertible Bond Master
  Fund, Ltd.(28)...........        3,965,000          222,136          222,136            0                  0
McMahan Securities Co.
  L.P.(29).................        2,000,000          112,048          112,048            0                  0
Monican VCA Master Fund,
  Ltd.(30).................          600,000           33,614           33,614            0                  0
Polaris Vega Fund L.P.(31)..       4,600,000          257,711          257,711            0                  0
RBC Alternative Assets --
  Conv. ARB(32)............          250,000           14,006           14,006            0                  0
Ritchie Convertible Arbitrage
  Trading(33)..............          400,000           22,409           22,409            0                  0
Singlehedge US Convertible
  Arbitrage Fund(34).......          352,000           19,720           19,720            0                  0
Sphinx Convertible Arbitrage
  Fund SPC(35).............          593,000           33,222           33,222            0                  0
SSI Blended Market Neutral
  L.P.(36).................          295,000           16,527           16,527            0                  0
SSI Hedged Convertible Market
  Neutral L.P.(37).........          459,000           25,715           25,715            0                  0
St. Thomas Trading,
  Ltd.(38).................        3,335,000          186,841          186,841            0                  0
Sterling Invest Co.(39)....           85,000            4,762            4,762            0                  0
Sturgeon Limited(40).......          316,000           17,703           17,703            0                  0
Sunrise Partners Limited
  Partnership(41)..........       14,600,000          817,954          817,954            0                  0
Viacom Inc. Pension Plan
  Master Trust(42).........           14,000              784              784            0                  0
VICIS Capital Master
  Fund(43).................        2,162,500          121,152          121,152            0                  0
Victus Capital, LP(44).....        2,162,500          121,152          121,152            0                  0
Whitebox Diversified
  Convertible Arbitrage
  Partners LP(45)..........        1,000,000           56,024           56,024            0                  0

                                  PRINCIPAL         NUMBER OF        CONVERSION
                                  AMOUNT OF         SHARES OF        SHARES OF       DEBENTURES
                                  DEBENTURES      COMMON STOCK         COMMON        OWNED AFTER     SHARES OF COMMON
                                 BENEFICIALLY      OWNED PRIOR       STOCK THAT      COMPLETION      STOCK OWNED AFTER
                                  OWNED THAT         TO THIS           MAY BE          OF THIS      COMPLETION OF THIS
NAME OF SELLING SECURITYHOLDER   MAY BE SOLD     OFFERING(1)(2)       SOLD(2)        OFFERING(3)        OFFERING(3)
------------------------------  --------------   ---------------   --------------   -------------   -------------------
WPG Convertible Arbitrage
  Overseas Master Fund(46)...        600,000           33,614           33,614            0                  0
WPG Univest Multi-
  Strategy -- Conv. ARB(47)...       150,000            8,403            8,403            0                  0
                                  ----------        ---------        ---------            --                 --
Total......................       81,860,000        4,587,390        4,586,129            0                  0
                                  ==========        =========        =========            ==                 ==

---------------

(1)  Includes common stock into which the debentures are convertible.

(2) Assumes conversion of the debentures into shares of common stock at a conversion rate of 56.0243 shares of common stock per each $1,000 principal amount of debentures. The conversion rate and the number of shares of common stock issuable upon conversion of the debentures is subject to adjustment under certain circumstances. See "Description of the Debentures -- Conversion Rights." Accordingly, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease from time to time.

(3) We do not know when or in what amounts a selling securityholder may offer the debentures or shares of common stock for sale. The selling securityholders might not sell any or all of the debentures or shares of common stock offered by this prospectus. Because the selling securityholders may offer all or some of the debentures or shares of common stock pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the debentures or shares of common stock, we cannot estimate the number of the debentures or shares of common stock that will be held by the selling securityholders after completion of this offering. However, for purposes of this table, we have assumed that, after completion of the offering pursuant to this prospectus, none of the debentures or shares of common stock covered by this prospectus will be held by the selling securityholders.

(4) David J. Harris and Howard Needle are the managing members of the selling securityholder and exercise voting control and dispositive power over these securities.

(5) Anthony B. Bosco acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(6) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(7) Davis-Dinsmore Management Company acts as investment advisor to the selling securityholder. Thomas H. Dinsmore is the portfolio manager of Davis-Dinsmore Management Company and exercises voting control and dispositive power over these securities.

(8) Basso Asset Management, L.P. acts as investment manager for the selling securityholder. Basso GP, LLC is the general partner of Basso Asset Management, L.P., and Howard Fischer as managing member of Basso GP, LLC exercises voting control and dispositive power over these securities.

(9) The total under "Number of Shares of Common Stock Owned Prior to this Offering" includes 1,261 shares of our common stock owned by the selling securityholder. CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of BNP Paribas Securities Corp., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(10) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(11) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(12) Nick Calamos acts as investment manager for the selling securityholder and exercise voting control and dispositive power over these securities.

(13) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(14) The selling securityholder has informed us that no natural persons have voting control or dispositive power over these securities. CQS Convertible and Quantitative Strategies Feeder Fund Limited controls the selling securityholder and exercises voting control and dispositive power over these securities.

(15) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(16) Simon Glick is the general partner of the selling securityholder and exercises voting control and investment power over these securities.

(17) DKR Capital Partners L.P. acts as investment manager for the selling securityholder. DKR Capital Partners, L.P. has retained certain portfolio managers to act as the portfolio manager for the selling securityholder. DKR Capital Partners L.P. and these certain portfolio managers have shared voting control and shared dispositive power over the selling securityholder's securities. Tom Kirvaitis has trading authority over these securities for the selling securityholder.

(18) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(19) Davis-Dinsmore Management Company acts as investment advisor to the selling securityholder. Thomas H. Dinsmore is the portfolio manager of Davis-Dinsmore Management Company and exercises voting control and dispositive power over these securities.

(20) FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC, the selling securityholder's general partner, and has voting control and dispositive power over these securities. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and exercise voting control and dispositive power over these securities.

(21) Vincent Gubitosi acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(22) Bradford Whitmore and Michael Brailon are managing members of the selling securityholder and exercise voting control and dispositive power over these securities.

(23) Highbridge Capital Management acts as trading advisor to the selling securityholder. Glenn Dubin and Henry Swieca are the principals of Highbridge Capital Management and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Highbridge Capital Corp., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(24) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(25) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(26) Maren Lindstrom is a fiduciary manager and partner at Lord Abbett & Co. and exercises voting control and dispositive power over these securities.

(27) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(28) Marin Capital Partners, LP acts as investment advisor to the selling securityholder. J.T. Hansen and John Null are principals of Marin Capital Partners, LP and exercise voting control and dispositive power over these securities.

(29) D. Bruce McMahan is the general partner of the selling securityholder and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that it is a registered broker-dealer. As such it is an underwriter in connection with the sale of the notes and the common stock into which the notes are convertible. The selling securityholder has informed us that it purchased the securities in the ordinary course of business, and at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(30) Eric C. Hage and Daniel C. Hage act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(31) Gregory R. Levinson controls the selling securityholder's investment advisor and exercises voting control and dispositive power over these securities.

(32) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(33) Ritchie Capital Management acts as investment advisor to the selling securityholder. A.R. Thane Ritchie is the President of Ritchie Capital Management and exercises voting control and dispositive power over these securities.

(34) CooperNeff Advisors, Inc. acts as investment manager for the selling securityholder. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc. and exercises voting control and dispositive power over these securities.

(35) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(36) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(37) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(38) Marin Capital Partners, LP acts as investment advisor to the selling securityholder. J.T. Hansen and John Null are principals of Marin Capital Partners, LP and exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Tiburon Fund Trading, LLC, an inactive registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(39) Ann Houlihan acts as investment manager for the selling securityholder and exercises voting control and dispositive power over these securities.

(40) CooperNeff Advisors, Inc. has shared voting control and sole investment control over these securities. Christian Menestrier is the Chief Executive Officer of CooperNeff Advisors, Inc.

(41) The total under "Number of Shares of Common Stock Owned Prior to this Offering" includes 7,056 shares of our common stock owned by the selling securityholder. S. Donald Sussman controls the selling securityholder's general partner and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Paloma Securities L.L.C., a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(42) John Gottfurcht, George Douglas and Amy Jo Gottfurcht act as investment managers for the selling securityholder and exercise voting control and dispositive power over these securities.

(43) Shad Stastney, as a managing director, John Succo, as a managing director, and Sky Lucas, as a portfolio manager and managing director, exercise voting control and dispositive power over these securities.

(44) Shad Stastney, as a managing director, John Succo, as a managing director, Sky Lucas, as a portfolio manager and managing director, and Bryan Zwen, as a principal, exercise voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of H.C. Wainwright, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(45) Whitebox Diversified Arbitrage Advisors LLC is the general partner of the selling securityholder. Andrew Redleaf is the managing member of Whitebox Diversified Arbitrage Advisors LLC and exercises voting control and dispositive power over these securities.

(46) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities. The selling securityholder has informed us that (i) it is an affiliate of Robeco USA Brokerage, a registered broker-dealer, (ii) it purchased the securities in the ordinary course of business, and (iii) at the time of purchase, the selling securityholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(47) Sheri Kaplan acts as portfolio manager for the selling securityholder and exercises voting control and dispositive power over these securities.

                              PLAN OF DISTRIBUTION

     The selling securityholders and their successors, including their transferees, pledges or donees or their successors, may sell the debentures and the underlying common stock from time to time directly to purchasers or through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker, dealer or agent may be in excess of those customary in the types of transactions involved.

     The debentures and the underlying common stock may be sold in one or more transactions at:

     - fixed prices,

     - prevailing market prices at the time of sale,

     - prices related to the prevailing market prices,

     - varying prices determined at the time of sale, or

     - negotiated prices.

     The sales may be affected in transactions (which may involve block transactions):

     - on any national securities exchange or quotation service on which the debentures or the underlying common stock may be listed or quoted at the time of sale,

     - in the over-the-counter market,

     - in transactions other than on such exchanges or services or in the over-the-counter market,

     - through the writing and exercise of options, whether the options are listed on an options exchange or otherwise, or

     - through the settlement of short sales.

     In connection with the sales of the debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with brokers, dealers or other financial institutions. These brokers, dealers or other financial institutions may in turn engage in short sales of the debentures or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures or the underlying common stock short and deliver debentures or the underlying common stock to close out short positions, or loan or pledge debentures or the underlying common stock to brokers or dealers that, in turn, may sell the debentures or the underlying common stock. To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker, dealer or agent regarding the sale of the debentures or the underlying common stock by the selling securityholders.

     The aggregate proceeds to the selling securityholders from the sale of the debentures or the underlying common stock offered by them will be the purchase price of the debentures or the underlying common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of the debentures or the underlying common stock to be made directly or through agents. We will not receive any of the proceeds of the sale of the debentures or the underlying common stock offered by this prospectus.

     In order to comply with the securities laws of some states, if applicable, the debentures and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the debentures and the underlying common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling securityholders and any brokers, dealers or agents who participate in the sale of the debentures and the underlying common stock may be deemed to be "underwriters" under the securities laws. As a result, any profits on the sale of the debentures and the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker, dealer or agent might be deemed to be underwriting discounts or commissions under the securities laws. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to liabilities including, but not limited to, those under the securities laws. Selling securityholders who are deemed underwriters will be subject to the prospectus delivery requirements of the securities laws.

     If the debentures or the underlying common stock are sold through underwriters, brokers or dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent commissions.

     We do not know when or whether any selling securityholder will sell any or all of the debentures or the underlying common stock pursuant to this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than under this prospectus. The selling securityholders may not sell any or all of the debentures or the underlying common stock and may not transfer, devise or gift these securities by other means not described in this prospectus.

     The selling securityholders have acknowledged that they and other persons participating in any distribution will be subject to the securities laws and rules, including Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the debentures or the underlying common stock by the selling securityholders and any other persons. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures or the underlying common stock to engage in market-making activities with respect to the particular debentures or the underlying common stock being distributed for a period of up to five business days prior to the commencement of the distribution. This restriction may affect the marketability of the debentures or the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures or the underlying common stock.

     To the extent required, the specific debentures or the underlying common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the debentures to register their debentures and underlying common stock under applicable federal and state securities laws under specific circumstances and at specific times. Under the registration rights agreement, we and the selling securityholders will be indemnified by (or entitled to contribution from) one another against specified liabilities in connection with the offer and sale of the debentures and the underlying common stock, including some liabilities under the Securities Act.

     We have agreed to pay substantially all of the expenses incidental to the registration of the debentures and the underlying common stock other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                         DESCRIPTION OF THE DEBENTURES

     We issued the debentures under an indenture, dated as of June 30, 2004, between us and U.S. Bank National Association, as trustee. Initially, the trustee acted as paying agent, conversion agent and calculation agent for the debentures. The terms of the debentures include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers. The following description is only a summary of the material provisions of the debentures, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the debentures. You may request a copy of the indenture and the registration rights agreement from us. When we refer to "Per-Se," "we," "our" or "us" in this section, we refer only to Per-Se Technologies, Inc., a Delaware corporation, and not its subsidiaries.

BRIEF DESCRIPTION OF THE DEBENTURES

     The debentures offered hereby:

     - are $125,000,000 in aggregate principal amount;

     - bear interest at a rate of 3.25% per annum, payable on each June 30 and December 30, beginning December 30, 2004;

     - are issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof;

     - are our unsecured obligations, subordinated in right of payment to all of our existing and future senior debt; as our indebtedness, the debentures are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

     - are convertible into our common stock initially at a conversion rate of
       56.0243 shares per $1,000 principal amount of debentures which is equivalent to an initial conversion price of approximately $17.85 per share, under the conditions and subject to such adjustments as are described under "-- Conversion Rights"; upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock;

     - are redeemable at our option in whole or in part beginning on July 6, 2009 upon the terms set forth under "-- Optional Redemption by Us";

     - are subject to repurchase by us at your option on June 30 of each of 2009, 2014 and 2019 or upon the occurrence of a fundamental change with respect to our company, upon the terms and at the repurchase price in cash set forth below under "-- Repurchase of Debentures at Your Option";

     - are entitled in certain circumstances to the make-whole premium in connection with a conversion or repurchase as a result of certain fundamental changes; and

     - are due on June 30, 2024, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

     The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of our company, except to the extent described under "-- Repurchase of Debentures at Your Option -- Fundamental Change Put" and "-- Repurchase of Debentures at Your Option -- Make-Whole Premium" below.

     No sinking fund is provided for the debentures and the debentures will not be subject to defeasance.

     You may present definitive debentures for conversion and registration of transfer and exchange at our office or agency in New York City, which shall initially be the principal corporate trust office of the trustee currently located at 100 Wall Street, 16th Floor, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global debentures, see "-- Form, Denomination and Registration." No service charge will be made for any registration of transfer or exchange of debentures, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

SUBORDINATION

     The debentures are subordinate in right of payment to all of our existing and future senior debt. The indenture does not restrict the amount of senior debt or other indebtedness that we or any of our subsidiaries can incur. As of June 30, 2004, the debentures were subordinated to $5.5 million of our senior debt, as defined in this prospectus. In addition, as of June 30, 2004, our subsidiaries had liabilities of approximately $52.7 million, excluding intercompany indebtedness and guarantees under our credit agreement, all of which are structurally senior to the debentures. The payment of the principal of, interest on or any other amounts due on the debentures is subordinated in right of payment to the prior payment in full in cash of all of our existing and future senior debt. No payment on account of principal of, redemption of, interest on or any other amounts due on the debentures, including, without limitation, any payments on the fundamental change repurchase right, and no redemption, repurchase or other acquisition of the debentures may be made, except in our common stock, if:

     - a default in the payment of designated senior debt occurs, called a payment default; or

     - a default other than a payment default occurs and is continuing that permits the holders of designated senior debt to accelerate its maturity, and the trustee receives a notice of such default, called a payment blockage notice, from us or any other person permitted to give such notice under the credit agreement so long as it remains in effect, and thereafter any other person permitted to give such notice under the indenture, called a non-payment default.

     We may resume payments and distributions on the debentures:

     - in case of a payment default, upon the date on which such default ceases to exist or is cured or waived in writing by agent so long as the credit agreement remains in effect, and thereafter in accordance with the terms of the applicable senior debt; and

     - in the case of a non-payment default, upon the earliest of the date on which such non-payment default ceases to exist or is cured or waived in writing by agent so long as the credit agreement remains in effect, and thereafter in accordance with the terms of the applicable senior debt or 179 days from the date the payment blockage notice is received.

     Notwithstanding the foregoing, not more than one payment blockage notice may be given in any consecutive 360-day period, called a payment blockage period, irrespective of the number of defaults with respect to designated senior debt during such period. No default which existed or was continuing on the date of the commencement of any payment blockage notice with respect to the designated senior debt whose holders delivered the payment blockage notice may be made the basis of the commencement of a subsequent payment blockage period by the holders of such designated senior debt, whether or not within a period of 360 consecutive days, unless the default has been cured or waived for a period of not less than 90 consecutive days.

     Upon any distribution of our assets in connection with any dissolution, winding-up, liquidation or reorganization of us or acceleration of the principal amount due on the debentures because of any event of default, all senior debt must be paid in full in cash before the holders of the debentures are entitled to any payments whatsoever.

     As a result of these subordination provisions, in the event of our insolvency, holders of the debentures may recover ratably less than the holders of our senior debt and our general creditors.

     If the payment of the debentures is accelerated because of an event of default, we or the trustee shall promptly notify the holders of senior debt or the trustee(s) for the senior debt of the acceleration. We may not pay the debentures until five days after the holders or trustee(s) of senior debt receive notice of the acceleration and, after which we may pay the debentures only if the subordination provisions of the indenture otherwise permit payment at that time.

     If the trustee or any holder of debentures receives any payment or distribution of our assets of any kind in contravention of any of the terms of the indenture, whether in cash, property or securities, including, without limitation by way of set-off or otherwise, in respect of the debentures before all senior debt is paid in full in cash, then the payment or distribution will be held by the recipient in trust for the benefit of holders of senior debt, and will be immediately paid over or delivered to the holders of senior debt or their representative or representatives to the extent necessary to make payment in full in cash of all senior debt remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior debt.

     The debentures are the obligations only of Per-Se and not our subsidiaries. Since a significant amount of our operations are conducted through our subsidiaries, our cash flow and our consequent ability to service debt, including the debentures, will depend in part upon the earnings of our subsidiaries and the distribution of those earnings to, or under loans or other payments of funds by those subsidiaries to, us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, will depend upon the earnings of those subsidiaries and are subject to various business considerations.

     Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the debentures to participate in those assets, is effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.

     The indenture does not limit the amount of additional indebtedness, including senior debt, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness and other liabilities which any subsidiary can create, incur, assume or guarantee.

     Our credit agreement dated as of September 11, 2003, as amended as of June 30, 2004, among us, as the borrower, our subsidiaries identified therein as guarantors, Bank of America, N.A., as administrative agent, swingline lender and L/C issuer, Wachovia Bank, N.A., as syndication agent and the other lenders who are party thereto, as further amended, restated, supplemented or otherwise modified from time to time, and all direct and indirect refundings, refinancings and replacements of any credit agreement.

     Designated senior debt means (1) any indebtedness from time to time outstanding under the credit agreement and (2) any other senior debt the principal amount of which is $10,000,000 or more and that has been designated by us as designated senior debt.

     Exchange rate contract means, with respect to any person, any currency swap agreements, forward exchange rate agreements, foreign currency futures or options, exchange rate collar agreements, exchange rate insurance and other agreements or arrangements, or combination thereof, the principal purpose of which is to provide protection against fluctuations in currency exchange rates. An exchange rate contract may also include an interest rate agreement.

     GAAP means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are applied on a consistent basis.

     Guarantee means a guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner, including, without limitation, letters of credit and reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

     Hedging obligations means, with respect to any specified person, the obligations of such person under (1) interest rate swap agreements, interest rate cap agreements, interest rate collar agreements and other agreements or arrangements with respect to exposure to interest rates; (2) commodity swap agreements, commodity option agreements, forward contracts and other agreements or arrangements with respect to exposure to commodity prices; and (3) foreign exchange contracts, currency swap agreements and other agreements or arrangements with respect to exposure to foreign currency exchange rates.

     Indebtedness means, with respect to any person, any indebtedness of such person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or reimbursement agreements in respect thereof, or representing the balance deferred and unpaid of the purchase price of any property, including pursuant to capital leases and sale-and-leaseback transactions, or representing any hedging obligations under an exchange rate contract or an interest rate agreement, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness, other than obligations under an exchange rate contract or an interest rate agreement, would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, the guarantee of items which would be included within this definition. The amount of any indebtedness outstanding as of any date shall be the accreted value thereof, in the case of any indebtedness issued with original issue discount. Indebtedness shall not include liabilities for taxes of any kind.

     Interest rate agreement means, with respect to any person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement the principal purpose of which is to protect the party indicated therein against fluctuations in interest rates.

     Senior debt with respect to us means indebtedness of ours, including any monetary obligation in respect of the credit agreement, and interest, whether or not allowable, accruing on indebtedness incurred pursuant to the credit agreement after the filing of a petition initiating any proceeding under any bankruptcy, insolvency or similar law, arising under the credit agreement, all hedging obligations owing to any lender or affiliate of any lender party to the credit agreement, all obligations under treasury management agreements with any lender or affiliate of any lender party to the credit agreement or any other indebtedness of ours, whether outstanding on the date of the indenture or thereafter created, incurred, assumed or guaranteed by us and any of our subsidiaries.

     Notwithstanding anything to the contrary in the foregoing, senior debt shall not include: (a) indebtedness of or amounts owed by us for compensation to employees, or for goods or materials purchased or for services obtained in the ordinary course of business; (b) our indebtedness to any of our subsidiaries or
(c) our indebtedness that expressly provides that it shall not be senior in right of payment to the debentures or expressly provides that it is on the same basis or junior to the debentures.

INTEREST

     The debentures will bear interest at a rate of 3.25% per annum from June 30, 2004. We will pay interest semiannually in arrears on June 30 and December 30 of each year, beginning December 30, 2004, to the holders of record at the close of business on the preceding June 15 and December 15, respectively. There is one exception to the preceding sentence:

     In general, we will not pay accrued and unpaid interest on any debentures that are converted into our common stock. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. You will receive, however, accrued and unpaid liquidated damages to, but not including, the conversion date. If you surrender debentures for conversion after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on that interest payment date accrued and unpaid interest on those debentures, notwithstanding your conversion of those debentures prior to that interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender debentures for conversion, you must pay to us an amount equal to the interest that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but on or prior to the corresponding interest payment date, (2) we have specified a repurchase date following a fundamental change that is during such period or (3) to the extent of any overdue interest if any overdue interest exists at the time of conversion with respect to the debentures converted. Accordingly, under these circumstances you will not be required to pay us, at the time that you surrender those debentures for conversion, the amount of interest you will receive on the interest payment date.

     Except as provided below, we will pay interest on:

     - global debentures to the Depository Trust Company, which we refer to in this prospectus as DTC, in immediately available funds;

     - any definitive debentures having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of those debentures; and

     - any definitive debentures having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds if requested by the holders of those debentures.

     At maturity we will pay interest on the definitive debentures at our office or agency in New York City, which initially will be the principal corporate trust office of the trustee presently located at 100 Wall Street, 16th Floor, New York, New York 10005.

     Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     If any interest payment date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day and no additional interest will be payable in respect of such delay. The term business day means, with respect to any debenture, any day other than a Saturday, a Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close.

CONVERSION RIGHTS

  GENERAL

     Subject to the conditions and during the periods described below you may convert any outstanding debentures into shares of our common stock, initially at a conversion rate of 56.0243 shares per $1,000 principal amount of the debentures, which is equal to an initial conversion price of approximately $17.85 per share. The conversion rate and the corresponding conversion price in effect at any given time will be subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of the debentures. Instead, we will pay the cash value of such fractional shares based upon the closing sale price of our common stock on the trading day immediately preceding the conversion date. You may convert debentures only in denominations of $1,000 principal amount and integral multiples thereof.

     If you have exercised your right to require us to repurchase your debentures in the circumstances described under "-- Repurchase of Debentures at Your Option, you may convert your debentures into our common stock only if you withdraw your repurchase notice or fundamental change repurchase notice and convert your debentures prior to the close of business on the repurchase date or fundamental change repurchase date, as applicable.

     You may surrender debentures for conversion into our common stock prior to the stated maturity only under the following circumstances:

  CONVERSION UPON SATISFACTION OF MARKET PRICE CONDITION

     You may surrender any of your debentures for conversion into our common stock during any fiscal quarter, and only during such fiscal quarter, commencing after September 30, 2004 if the closing sale price of our common stock for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the preceding fiscal quarter is more than 130% of the conversion price as of that 30th trading day.

     The conversion agent, which initially will be U.S. Bank National Association, will, on our behalf, determine if the debentures are convertible as a result of the sale price of our common stock and notify us and the trustee.

     The closing sale price of our common stock on any date means the closing sale price per share, determined without regard for after-hours or extended market trading, or, if no closing sale price is reported, the average of the bid and ask prices or, if there is more than one bid or ask price, the average of the average bid and the average ask prices, on that date as reported by the Nasdaq National Market or, if our common stock is not then quoted on the Nasdaq National Market, as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded. If our common stock is not listed on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the closing sale price will be the last quoted bid for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. In the absence of such quotations, our board of directors will make a good faith determination of the closing sale price.

     Trading day means a day during which trading in our common stock generally occurs and a closing sale price for our common stock is provided on the Nasdaq National Market or, if our common stock is not listed on the Nasdaq National Market, on the principal other U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded.

  CONVERSION UPON SATISFACTION OF TRADING PRICE CONDITION

     You may surrender any of your debentures for conversion into shares of our common stock during the five consecutive business day period after the measurement period in which the trading price per debenture for each day of such measurement period was less than 98% of the product of the closing sale price of our common stock on such day and the number of shares issuable upon conversion of $1,000 principal amount of the debentures on such date; provided, however, if you convert your debentures in reliance on this subsection and on any trading day during such measurement period the closing sale price of shares of our common stock was between 100% and 130% of the conversion price of the debentures on such day, you will receive, in lieu of common stock based on the conversion rate, cash or common stock or a combination of cash and common stock, at our option, with a value equal to 100% of the principal amount of the debentures plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the conversion date, or the principal value conversion. If you surrender your debentures for conversion and it is a principal value conversion, we will notify you before the date that is two business days following the date of conversion whether we will pay you all or a portion of the principal amount of the debentures plus accrued and unpaid interest and liquidated damages, if any, in cash, common stock or a combination of cash and common stock, and in what percentage of cash and common stock. Any common stock delivered upon a principal value conversion will be valued at the average closing sale price of our common stock for the 10 consecutive trading-day period beginning on and including the 5th trading day immediately following the conversion date.

     The trading price of a debenture on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $2,000,000 principal amount of the debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2,000,000 principal amount of the debentures from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of debentures will be deemed equal to the product of the closing sale price of our common stock and the conversion rate.

     The conversion agent will, on our behalf, determine if the debentures are convertible as a result of the trading price of the debentures and notify us and the trustee; provided, that the conversion agent shall have no obligation to determine the trading price of the debentures unless we have requested such determination and we shall have no obligation to make such request unless requested to do so by a holder of the debentures. At such time, we shall instruct the conversion agent to determine the trading price of the debentures beginning on the next trading day and on each successive trading day until the trading price of the debentures is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

  CONVERSION UPON NOTICE OF REDEMPTION

     You may surrender for conversion any of your debentures that have been called for redemption at any time prior to the close of business on the business day prior to the redemption date, even if the debentures are not otherwise convertible at that time. If you have already delivered a repurchase notice or a fundamental change repurchase notice with respect to a debenture, you may not surrender that debenture for conversion until you have withdrawn the notice in accordance with the indenture.

  CONVERSION UPON SPECIFIED CORPORATE TRANSACTIONS

  (1) Certain Distributions.

     In the event:

     - we distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the distribution, shares of our common stock at a price per share less than the closing sale price of the common stock on the business day immediately preceding the announcement of such distribution, or

     - we elect to distribute to all holders of our common stock, cash or other assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the closing sale price of the common stock on the business day preceding the declaration date for the distribution, then at least 20 days prior to the ex-dividend date for the distribution, we must notify you of the occurrence of such event. Once we have given that notice, you may surrender your debentures for conversion at any time until the earlier of close of business on the business day immediately prior to the ex-dividend date or the date of our announcement that the distribution will not take place. No adjustment to the conversion rate or your ability to convert will be made if we provide that you will participate in the distribution without conversion.

  (2) Change of Control.

     If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then you may surrender debentures for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until the effective date of the transaction or, if such transaction also constitutes a fundamental change, the fundamental change repurchase date. In addition, if the transaction described in the second paragraph of the definition of change of control constitutes a fundamental change and occurs before June 30, 2009, we will pay a make-whole premium in connection with the conversion of debentures, calculated as described under "-- Repurchase of Debentures at Your Option -- Make-Whole Premium." Payment of the make-whole premium to holders surrendering their debentures for conversion will be made upon the later of: (1) the fundamental change repurchase date and (2) the conversion settlement date for those debentures. We will pay the make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired. The method of determining the amount of such consideration is described under "-- Repurchase of Debentures at Your Option -- Make-Whole Premium."

     Upon any determination by us or the trustee that you are or will be entitled to convert your debentures into shares of our common stock in accordance with the foregoing provisions, we will issue a press release, as promptly as practicable, but in no event less than 15 days prior to the effective date of such transaction, through a public medium that is customary for such press releases or publish the information on our website or through such other public medium as we may use at such time.

     If a transaction occurs pursuant to which you would be entitled to a make-whole premium upon conversion, you can also, subject to certain conditions, require us to repurchase all or a portion of your debentures as described under "-- Repurchase of Debentures at Your Option -- Fundamental Change Put."

     If we are a party to a consolidation, merger or binding share exchange pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into common stock will be changed into a right to convert the debentures into the kind and amount of cash, securities or other property which you would have received if you had converted such debentures immediately prior to the transaction.

  CONVERSION PROCEDURES

     By delivering to you the full number of shares or other property issuable upon conversion or cash or a combination of cash and shares of our common stock in lieu thereof as determined under "-- Payment Upon Conversion," together with a cash payment in lieu of any fractional shares, we will satisfy our obligation with respect to the debentures. That is, accrued and unpaid interest, if any, will be deemed to be paid in full rather than canceled, extinguished or forfeited.

     You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than your own. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

     Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below under "-- Payment Upon Conversion."

     To convert a definitive debenture, you must:

     - complete the conversion notice on the back of the debentures, or a facsimile thereof;

     - deliver the completed conversion notice and, if the debentures are in certificated form, the debentures to be converted to the specified office of the conversion agent;

     - pay all funds required, if any, relating to interest on the debentures to be converted to which you are not entitled, as described in "-- Interest"; and

     - pay all taxes or duties payable by you, if any, as described above.

To convert interests in a global debenture, you must comply with the last two bullets above and deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program.

     The conversion date will be the latest of (1) the date on which all of the foregoing requirements have been satisfied, (2) the expiration of the cash settlement notice period as defined below under "-- Payment Upon Conversion" or
(3) if we elect to pay cash in lieu of common stock, the expiration of the conversion retraction period as defined below under "-- Payment Upon Conversion." The debentures will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate will be delivered to you or a book entry transfer through DTC will be made, for the number of shares of common stock into which the debentures are converted or the amount of cash determined as set forth below under "-- Payment Upon Conversion," and cash in lieu of any fractional shares as soon as practicable on or after the conversion date.

  PAYMENT UPON CONVERSION

     Conversion on or Prior to the Final Notice Date. In the event that we receive your notice of conversion on or prior to the day that is 20 days prior to stated maturity or, with respect to debentures being redeemed, the applicable redemption date, which we refer to in this prospectus as the final notice date, the following procedures will apply:

     If we choose to satisfy all or any portion of our obligation to deliver common stock upon conversion, or the conversion obligation, in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash, which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount, at any time on or before the date that is two business days following receipt of your notice of conversion, which we refer to in this prospectus as the cash settlement notice period. If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period immediately following the cash settlement notice period, or the conversion retraction period. If no such election is made, no such retraction can be made and a conversion notice shall be irrevocable.

     Settlement amounts will be computed as follows:

     - If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares, for each $1,000 principal amount of debentures, equal to the then current conversion rate. We will pay cash for all fractional shares of common stock, as described above under "-- General."

     - If we elect to satisfy the entire conversion obligation in cash, we will deliver to you, for each $1,000 principal amount of debentures, cash in an amount equal to the product of the then current conversion rate and the average closing sale price of our common stock for the 20 consecutive trading-day period beginning on the trading day after the conversion retraction period, which we refer to in this prospectus as the cash settlement averaging period.

     - If we elect to satisfy a fixed portion, other than 100%, of the conversion obligation in cash, we will deliver to you, for each $1,000 principal amount of debentures, such cash amount and a number of shares of our common stock equal to the greater of (1) zero and (2) the excess, if any, of the number of shares calculated as set forth in the first bullet of this paragraph over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 5% of the cash amount, divided by (y) the closing sale price of our common stock on such day. We will pay cash for all fractional shares of common stock. The cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date.

     If we choose to satisfy all or any portion of the conversion obligation in cash and the conversion notice has not been retracted, then settlement in cash and/or shares of our common stock will occur on the business day following the cash settlement averaging period. If we choose to satisfy the entire conversion obligation in shares of our common stock then settlement will occur on the third business day following the conversion date.

     Our Right to Irrevocably Elect Payment. At any time prior to maturity, we may irrevocably elect to satisfy in cash up to 100% of the principal amount of the debentures converted after the date of such election, with any remaining amount to be satisfied in shares of our common stock. Such election shall be in our sole discretion without the consent of the holders of the debentures, by notice to the trustee and the holders of the debentures. If we make such election, we will not have any further election prior to the final notice date and the description set forth under "-- Payment Upon Conversion -- Conversion after the Final Notice Date" shall not be applicable.

     In the event that we receive your notice of conversion after the date of such election, your notice of conversion will not be retractable and settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "-- Payment Upon Conversion -- Conversion on or Prior to the Final Notice Date" except that:

     - the cash settlement averaging period shall be the 20 trading-day period beginning on the day after receipt of your notice of conversion, and

     - the cash amount shall be the lesser of (1) (x) the then current conversion rate, multiplied by (y) the average closing price of our common stock during the cash settlement averaging period and (2) 100% of the principal amount of a debenture.

     Conversion after the Final Notice Date. In the event that we receive your notice of conversion after the final notice date, if we choose to satisfy all or any portion of the conversion obligation in cash after the final notice date, we may send, on or prior to final notice date, a single notice to the trustee of the dollar amount to be satisfied in cash, which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount. If we deliver a single notice to the trustee, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Whether or not we give such a notice to the trustee, your notice of conversion will not be retractable and settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under "-- Payment Upon Conversion -- Conversion on or Prior to the Final Notice Date" except that the cash settlement averaging period shall be the 20 trading-day period beginning on the day after receipt of your notice of conversion. If we do not elect to satisfy all or any portion of the conversion obligation in cash, then settlement will occur on the first business day following the conversion date.

  CONVERSION RATE ADJUSTMENTS

     We will adjust the conversion rate if any of the following events occur:

          (1) We issue our common stock as a dividend or distribution on our common stock.

          (2) We distribute to all holders of common stock certain rights or warrants entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at a price per share of less than the closing sale price of our common stock on the record date for the distribution.

          (3) We subdivide or combine our common stock.

          (4) We distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities, but excluding rights or warrants listed in (2) above, dividends or distributions listed in (1) above and distributions consisting exclusively of cash, in which event the conversion rate in effect immediately before the close of business on the record date fixed for the determination of stockholders entitled to receive that distribution will be increased by multiplying it by a fraction,

           - the numerator of which will be the current market price of our common stock and

           - the denominator of which will be the current market price of our common stock minus the fair market value, as determined by our board of directors whose determination in good faith will be conclusive, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

           If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, then the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales price of those securities, where such closing sale prices are available, for the 10 trading days commencing on and including the fifth trading day after the ex-dividend date for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

          (5) We distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up, in which event the conversion rate will be increased by multiplying it by a fraction,

           - the numerator of which will be the current market price of our common stock and

           - the denominator of which will be the current market price of our common stock minus the amount per share of such dividend or the amount of such distribution as determined below.

          (6) We or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be increased by multiplying it by a fraction,

           - the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

           - the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

          (7) Someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer, in which event each conversion rate will be increased by multiplying such conversion rate by a fraction,

           - the numerator of which will be the sum of (a) the fair market value, as determined by our board of directors, of the aggregate consideration payable to our stockholders based on the acceptance up to any maximum specified in the terms of the tender or exchange offer of all shares validly tendered or exchanged and not withdrawn as of the expiration of the offer and (b) the product of the number of shares of our common stock outstanding less any such purchased shares and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and

           - the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the closing price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

           The adjustment referred to in this clause (7) will be made only if:

           - the tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

           - the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

           However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     The current market price of our common stock on any day means the average of the closing sale price of our common stock as defined above under "-- Conversion -- General" for each of the 10 consecutive trading days ending on the earlier of the day in question and the day before the ex-dividend date with respect to the issuance or distribution requiring such computation.

     To the extent that we have a rights plan in effect upon conversion of the debentures into common stock, you will receive, in addition to the shares of our common stock, the rights under the rights plan, unless prior to any conversion, the rights have separated from the common stock, in which case each conversion rate will be adjusted at the time of separation as described in clause (4) above, as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

     - any reclassification of our common stock;

     - a consolidation, merger, binding share exchange or combination involving us; or

     - a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your debentures you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the debentures into our common stock immediately prior to any of these events.

     The conversion rate will not be adjusted:

     - upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan,

     - upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries,

     - upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the debentures were first issued,

     - for a change in the par value of the common stock, or

     - for accrued and unpaid interest and liquidated damages, if any.

     In the event of a taxable distribution to holders of our common stock which results in an adjustment to the conversion rate, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such adjustment may result in a taxable dividend to the holders of our common stock. In addition, non-U.S. holders of debentures in certain circumstances may be deemed to have received a distribution subject to U.S. federal withholding tax requirements. See "Certain Material United States Federal Income Tax Considerations -- Treatment of U.S. Holders -- Constructive Dividends" and "Treatment of Non-U.S. Holders -- Constructive Dividends."

     To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least

15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

PAYMENT AT MATURITY

     Each holder of $1,000 principal amount of the debentures shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, and liquidated damages, if any. We will pay principal on:

     - global debentures to DTC in immediately available funds; and

     - any definitive debentures at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

OPTIONAL REDEMPTION BY US

     Prior to July 6, 2009, the debentures will not be redeemable at our option. Beginning on July 6, 2009, we may redeem the debentures for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest and liquidated damages, if any, on the debentures to but not including the redemption date. We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of debentures. debentures or portions of debentures called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

     If we do not redeem all of the debentures, the trustee will select the debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot, on a pro rata basis or by such other method that the trustee considers fair and appropriate, so long as such method is not prohibited by the rules of any securities exchange or quotation association on which the debentures may then be traded or quoted. If any debentures are to be redeemed in part only, we will issue a new debenture or debentures with a principal amount equal to the unredeemed principal portion thereof. If a portion of your debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be taken from the portion selected for redemption.

     In the event of any redemption in part, we will not be required to:

     - register the transfer of or exchange any debenture in certificated form, during a period beginning at the opening of business 15 days before any selection of debentures in certificated form, for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all holders of debentures to be so redeemed; or

     - register the transfer of or exchange any debenture in certificated form, so selected for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

REPURCHASE OF DEBENTURES AT YOUR OPTION

  OPTIONAL PUT

     On June 30, 2009, June 30, 2014 and June 30, 2019, each a repurchase date, you may require us to repurchase for cash any outstanding debentures for which you have properly delivered and not withdrawn a written repurchase notice, subject to certain additional conditions, at a repurchase price equal to 100% of the principal amount of the debentures plus accrued and unpaid interest and liquidated damages, if any, to, but not including, the repurchase date.

     You may submit your debentures for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date.

     Your repurchase notice electing to require us to repurchase debentures shall be given so as to be received by the paying agent no later than the close of business on the repurchase date and must state:

     - if definitive debentures have been issued, the certificate numbers of your debentures to be delivered for repurchase, or, if the debentures are not issued in definitive form, the notice of repurchase must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture.

     You may withdraw any repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

     - the principal amount of debentures being withdrawn;

     - if definitive debentures have been issued, the certificate numbers of the debentures being withdrawn or, if the debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures; and

     - the principal amount of the debentures, if any, that remain subject to the repurchase notice.

     In connection with any repurchase, we will, to the extent applicable:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Our obligation to pay the repurchase price for debentures for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon your delivering the debentures, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the debentures to be paid promptly following the later of the repurchase date or the time of delivery of the debentures, together with such endorsements.

     If the paying agent holds money sufficient to pay the repurchase price of the debentures for which a repurchase notice has been given on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, the debentures will cease to be outstanding and interest and liquidated damages, if any, on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the debentures.

     Our ability to repurchase debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above in "Subordination." We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price in cash for all the debentures that might be delivered to holders of debentures seeking to exercise the repurchase right. See "Risk Factors -- Risks Related to the Debentures -- Because we operate through subsidiaries, we may be unable to repay or repurchase the debentures if our subsidiaries are unable to pay dividends or make advances to us."

  FUNDAMENTAL CHANGE PUT

     If a fundamental change, as defined below, occurs, you will have the right on the fundamental change repurchase date, subject to certain exceptions set forth below, to require us to repurchase all of your debentures not previously called for redemption, or any portion of those debentures that is equal to $1,000 in principal amount or integral multiples thereof, at a fundamental change repurchase price in cash equal to 100% of the principal amount of the debentures plus any accrued and unpaid interest, the make-whole premium, if any and liquidated damages, if any, on the debentures to but not including the fundamental change repurchase date. If the fundamental change repurchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest, and liquidated damages, if any to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the repurchase price and the repurchase price will be 100% of the principal amount of the debentures repurchased.

     Notwithstanding the foregoing, we may be required to offer to repurchase or otherwise repay in full our senior debt on a pro rata basis with the debentures, or prior to the debentures as a result of the subordination provisions described above under "-- Subordination," upon a change of control, if similar change of control offers are or will be required by our senior debt.

     Within 30 days after the occurrence of a fundamental change, we are required to give you notice of such occurrence and of your resulting repurchase right, and the procedures that holders must follow to require us to repurchase their debentures as described below. The fundamental change repurchase date specified by us will be 30 days after the date on which we give you this notice.

     To exercise your fundamental change repurchase right, you must deliver, before the close of business on the business day prior to the fundamental change repurchase date, the debentures to be repurchased, duly endorsed for transfer, together with the written fundamental change repurchase notice, to the paying agent. Your fundamental change repurchase notice must state:

     - if definitive debentures have been issued, the certificate numbers of the holders' debentures to be delivered for repurchase or, if the debentures are not issued in definitive form, the fundamental change repurchase notice must comply with appropriate DTC procedures;

     - the portion of the principal amount of debentures to be repurchased, which must be $1,000 or an integral multiple thereof; and

     - that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures.

     A holder may withdraw any fundamental change repurchase notice in whole or in part by delivering a written notice of withdrawal to the paying agent prior to the close of business on the fundamental change repurchase date. The notice of withdrawal shall state:

     - the principal amount at maturity of debentures being withdrawn;

     - if definitive debentures have been issued, the certificate numbers of the debentures being withdrawn or, if the debentures are not issued in definitive form, the notice of withdrawal must comply with appropriate DTC procedures; and

     - the principal amount of the debentures, if any, that remain subject to the fundamental change repurchase notice.

     A fundamental change will be deemed to have occurred upon a change of control or a termination of trading.

     A change of control will be deemed to have occurred at such time after the original issuance of the debentures when any of the following has occurred:

          (1) as indicated by the filing of a Schedule TO under the Exchange Act or any other schedule, form or report under the Exchange Act disclosing the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchase, merger or other acquisition transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans, except that any of those persons shall be deemed to have beneficial ownership of all securities it has the right to acquire, whether the right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition; or

          (2) our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

           - any transaction pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving person immediately after giving effect to such issuance; or

           - any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock, if at all, solely into shares of common stock of the surviving entity or a direct or indirect parent of the surviving entity.

     Beneficial ownership shall be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, which we refer to in this prospectus as the SEC, under the Exchange Act. The term "person" includes any syndicate or group that would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, your ability to require us to repurchase your debentures as a result of a conveyance, transfer, sale, lease or other disposition of less than all our assets may be uncertain.

     However, notwithstanding the foregoing, it will not constitute a fundamental change if more than 90% of the consideration in the transaction or transactions, other than cash payments for fractional shares and cash payments made in respect of dissenters' appraisal rights, constituting a change of control consists of shares of common stock traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market, and, as a result of the transaction or transactions, the debentures become convertible into that common stock and any rights attached thereto.

     A termination of trading will be deemed to have occurred if our common stock or other common stock into which the debentures are then convertible is neither listed for trading on a U.S. national securities exchange nor approved for trading on the Nasdaq National Market.

     Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the debentures. We will comply with this rule and file Schedule TO or any similar schedule to the extent applicable at that time.

     If the paying agent holds money or securities sufficient to pay the fundamental change repurchase price and the make-whole premium, if any, with respect to debentures which holders have elected to require us to repurchase on the business day following the fundamental change repurchase date in accordance with the terms of the indenture, then, immediately after the fundamental change repurchase date, those debentures will cease to be outstanding and interest and liquidated damages, if any, on the debentures will cease to accrue, whether or not the debentures are delivered to the paying agent and all other rights of the holder shall terminate, other than the right to receive the fundamental change repurchase price and the make-whole premium, if any, upon delivery of the debentures.

     The foregoing provisions would not necessarily protect holders of the debentures if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a fundamental change with respect to the fundamental change repurchase feature of the debentures but that would increase the amount of our or our subsidiaries' outstanding indebtedness.

     Our ability to repurchase debentures for cash upon the occurrence of a fundamental change is subject to important limitations. Our ability to repurchase the debentures for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends, loans or other distributions from our subsidiaries and the terms of our then existing borrowing agreements and the subordination provisions described above under "-- Subordination." In addition, the occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the fundamental change repurchase price in cash for all the debentures that might be delivered by holders of debentures seeking to exercise the repurchase right. See "Risk Factors -- Risks Related to the Debentures -- Because we operate through subsidiaries, we may be unable to repay or repurchase the debentures if our subsidiaries are unable to pay dividends or make advances to us."

     The fundamental change purchase feature of the debentures may in certain circumstances make more difficult or discourage a takeover of our company. The fundamental change repurchase feature, however, is not the result of our knowledge of any specific effort:

     - to accumulate shares of our common stock;

     - to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

     - by management to adopt a series of anti-takeover provisions.

     Instead, the fundamental change repurchase feature is a standard term contained in securities similar to the debentures.

  MAKE-WHOLE PREMIUM

     If a transaction described in the second paragraph of the definition of change of control occurs prior to June 30, 2009 and constitutes a fundamental change, we will pay, in addition to the repurchase price described above under "-- Fundamental Change Put," a make-whole premium described below to the holder of debentures who elects to require us to repurchase such debentures in connection with such a fundamental change.

     No make-whole premium will be paid if the stock price as defined below is less than $12.57 or greater than $50.00, in each case subject to adjustment. The make-whole premium will be determined by reference to the table below and is based on the date on which such specified corporate transaction becomes effective, or the effective date, and the price paid per share of our common stock, or the stock price, in the transaction constituting the fundamental change. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise the stock price shall be the closing sale price of our common stock on the 10 trading days up to, but not including the effective date.

     In connection with the repurchase of the debentures as described above or upon a conversion of the debentures as a result of certain specified corporate transactions as described under "Conversion Rights -- Conversion Upon Specified Corporate Events -- Change of Control" above, we will pay the make-whole premium in the form of consideration into which or for which our common stock was converted, exchanged or acquired except that we will pay cash in lieu of fractional interests in any security or other property delivered in connection with such transaction.

     If holders of our common stock receive or have the right to receive more than one form of consideration in connection with such transaction, then for purposes of the foregoing, the forms of consideration in which the make-whole premium will be paid will be in proportion to the relative values, determined as described in the next paragraph, of the different forms of consideration paid to our common stockholders in connection with such fundamental change.

     The value of such consideration to be delivered in respect of the make-whole premium will be calculated as follows:

     - securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on 98% of the average closing price or last sale price, as applicable, on the 10 trading days prior to but excluding the fundamental change repurchase date,

     - other securities, assets or property other than cash will be valued based on 98% of the average of the fair market value of such securities, assets or property other than cash as determined by two independent nationally-recognized banks selected by the trustee, and

     - 100% of any cash.

     The stock prices set forth in the first row of the table (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the debentures is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

     The following table sets forth the make-whole premiums (table in percentages of principal amount of debentures).

                                                                          STOCK PRICE
                           ---------------------------------------------------------------------------------------------------------
EFFECTIVE DATE             $12.57   $13.89   $15.21   $16.53   $17.85   $20.00   $25.00   $30.00   $35.00   $40.00   $45.00   $50.00
--------------             ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
6/24/2004................   0.00     5.32    10.51    16.41    22.14    20.14    16.50    13.97    12.07    10.56     9.64     8.64
6/30/2005................   0.00     3.73     8.60    14.36    19.67    17.76    13.99    11.46     9.68     8.34     7.54     6.72
6/30/2006................   0.00     2.54     6.93    12.55    18.10    15.50    11.50     8.99     7.36     6.21     5.58     4.96
6/30/2007................   0.00     1.42     5.93    10.35    15.80    12.57     8.31     5.94     4.55     3.71     3.37     2.97
6/30/2008................   0.00     0.00     3.62     6.69    11.89     7.75     3.63     1.91     1.22     0.98     0.91     0.82
6/30/2009................   0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00     0.00

     The exact stock price and effective dates may not be set forth on the table, in which case

     - if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the make-whole premium will be determined by straight-line interpolation between the additional premium amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

     - if the stock price is in excess of $50.00 per share, subject to adjustment, no make-whole premium will be paid; and

     - if the stock price is less than $12.57, subject to adjustment, no make-whole premium will be paid.

     Our obligation to pay the make-whole premium could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

MERGER AND SALES OF ASSETS

     The indenture provides that we may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to another person unless, among other things:

     - we are the continuing corporation or the resulting, surviving or transferee person is organized and existing under the laws of the U.S., any state thereof or the District of Columbia and such person assumes all our obligations under the debentures and the indenture;

     - if as a result of such transaction the debentures become convertible into common stock or other securities issued by a third party, such third party fully and unconditionally guarantees all our obligations or such successor under the debentures and the indenture; and

     - we are or such successor is not then or immediately thereafter in default under the indenture.

     The occurrence of certain of the foregoing transactions could constitute a change of control.

     This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of "all or substantially all" of our assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

     - default in our obligation to deliver shares of our common stock or cash in lieu thereof upon conversion of any debentures;

     - default in our obligation to provide timely notice of a fundamental change;

     - default in our obligation to repurchase debentures at the option of holders or following a fundamental change;

     - default in our obligation to redeem debentures after we have exercised our redemption option;

     - default in our obligation to pay the principal amount of the debentures at maturity, when due and payable;

     - default in our obligation to pay any interest or liquidated damages when due and payable, and continuance of such default for a period of 30 days;

     - our failure to perform or observe any other term, covenant or agreement contained in the debentures or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the debentures then outstanding;

     - a default that results in the acceleration of maturity of any indebtedness for borrowed money of our company or our designated subsidiaries in an aggregate amount of $25,000,000 or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or to us and the trustee by holders of not less than 25% in aggregate principal amount of the debentures then outstanding; and

     - certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a designated subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

     A designated subsidiary means any existing or future, direct or indirect, subsidiary of ours whose assets constitute 15% or more of our total assets on a consolidated basis. The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the debentures notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

     If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the debentures plus any accrued and unpaid interest and liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under

"-- Modification and Waiver" below), the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding may declare the debentures due and payable at their principal amount of the debentures plus any accrued and unpaid interest and liquidated damages, if any, through such date and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of debentures by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the debentures then outstanding upon the conditions provided in the indenture.

     The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of debentures before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the debentures then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

     We will be required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

MODIFICATION AND WAIVER

  CHANGES REQUIRING APPROVAL OF EACH AFFECTED HOLDER

     The indenture, including the terms and conditions of the debentures, cannot be modified or amended without the written consent or the affirmative vote of the holder of each debenture affected by such change to:

     - change the maturity of any debenture or the payment date of any installment of interest or liquidated damages payable on any debentures;

     - reduce the principal amount of, or any interest, liquidated damages, redemption price, repurchase price, fundamental change repurchase price or make-whole premium on, any debenture;

     - impair or adversely affect the conversion rights of any holder of debentures;

     - change the currency of payment of such debentures or interest, liquidated damages, redemption price, fundamental change repurchase price, repurchase price or make-whole premium thereon;

     - alter the manner of calculation or rate of interest, liquidated damages, redemption price, fundamental change repurchase price, repurchase price or make-whole premium on any debenture or extend the time for payment of any such amount;

     - impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any debenture;

     - modify our obligation to maintain an office or agency in New York City;

     - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders including after a fundamental change;

     - modify the redemption provisions of the indenture in a manner adverse to the holders of debentures;

     - modify the subordination provisions of the indenture in a manner adverse to the holders of debentures;

     - reduce the percentage in aggregate principal amount of debentures outstanding necessary to modify or amend the indenture or to waive any past default; or

     - reduce the percentage in aggregate principal amount of debentures outstanding required for any other waiver under the indenture.

  CHANGES REQUIRING MAJORITY APPROVAL

     The indenture, including the terms and conditions of the debentures, may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the debentures at the time outstanding.

  CHANGES REQUIRING NO APPROVAL

     The indenture, including the terms and conditions of the debentures, may be modified or amended by us and the trustee, without the consent of the holder of any debenture, for the purposes of, among other things:

     - adding to our covenants for the benefit of the holders of debentures;

     - surrendering any right or power conferred upon us;

     - providing for conversion rights of holders of debentures if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     - providing for the assumption of our obligations to the holders of debentures in the case of a merger, consolidation, conveyance, transfer or lease;

     - increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of debentures;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     - making any changes or modifications necessary in connection with the registration of the debentures under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect;

     - to evidence and provide for the acceptance of the appointment of a successor trustee;

     - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of debentures in any material respect; provided further that any amendment made solely to conform the provisions of the indenture to the description of the debentures in this prospectus will not be deemed to adversely affect the interests of the holders of the debentures; or

     - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of debentures.

REGISTRATION RIGHTS

     We entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the debentures. Pursuant to the agreement, we will, at our expense:

     - use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become effective within 210 days after the earliest date of original issuance of the debentures; and

     - use our commercially reasonable efforts to keep such registration statement effective until the earlier of:

          (1) the date when the non-affiliated holders of the debentures and the common stock issuable upon conversion of the debentures are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

          (2) the date when all of the debentures and the common stock issuable upon conversion of the debentures are sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in effect.

     Additionally, we will:

     - provide to each holder for whom the shelf registration statement was filed copies of the prospectus that is a part of the shelf registration statement;

     - notify each such holder for whom the shelf registration statement was filed, when the shelf registration statement has become effective; and

     - take certain other actions as are required to permit unrestricted resales of the debentures and the common stock issuable upon conversion of the debentures.

     Each holder who sells securities pursuant to the shelf registration statement generally will be:

     - required to be named as a selling holder in the related prospectus;

     - required to deliver a prospectus to the purchaser;

     - subject to certain of the civil liability provisions under the Securities Act in connection with the holder's sales; and

     - bound by the provisions of the registration rights agreement which are applicable to the holder including certain indemnification rights and obligations.

     We may suspend the use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 120 days in any 360-day period, if:

     - the prospectus would, in our reasonable judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

     - we reasonably determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.

However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We will not specify the nature of the event giving rise to a suspension in any notice to holders of the debentures of the existence of such a suspension.

     We refer to each of the following as a registration default:

     - the registration statement has not been filed prior to or on the 90th day following the earliest date of original issuance of any of the debentures; or

     - the registration statement has not been declared effective prior to or on the 210th day following the earliest date of original issuance of any of the debentures, or the effectiveness target date; or

     - at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days (or, if the suspension period is then in effect, the fifth business day following the expiration of such suspension period) by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, or
       (3) if suspension periods exceed an aggregate of 90 days in any 360-day period.

     If a registration default occurs, other than a registration default relating to a failure to file or have an effective registration statement with respect to the shares of common stock, cash liquidated damages will accrue on the debentures that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured and (2) the date the registration statement is no longer required to be kept effective. Subject to the subordination described above under "-- Subordination," liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on each June 30 and December 30, commencing on the first interest payment date following the registration default, and will accrue at a rate per year equal to:

     - 0.25% of the principal amount of a debenture to and including the 90th day following such registration default; and

     - 0.50% of the principal amount of a debenture from and after the 91st day following such registration default.

     In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder converts some or all of its debentures into common stock when there exists a registration default with respect to the common stock or a registration default occurs following such conversion, the holder will not be entitled to receive liquidated damages on such common stock.

GOVERNING LAW

     The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the debentures. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

CALCULATIONS IN RESPECT OF DEBENTURES

     We or our agents will be responsible for making all calculations called for under the debentures. These calculations include, but are not limited to, determination of the trading prices of the debentures and of our common stock. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of debentures. We or our agents will provide a schedule of these calculations to the trustee, and the trustee is entitled to conclusively rely upon the accuracy of these calculations without independent verification.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Our authorized capital stock consists of 200,000,000 shares of common stock, par value $.01 per share, 600,000 shares of non-voting common stock, par value $.01 per share and 20,000,000 shares of preferred stock, no par value. As of September 14, 2004, 30,109,298 shares of our common stock were outstanding. In this section, we summarize certain of the features and rights of our common stock, non-voting common stock, and preferred stock. This summary does not purport to be exhaustive and is qualified in its entirety by reference to our Certificate of Incorporation, Bylaws, the Shareholder Protection Rights Agreement and all amendments thereto, and to applicable Delaware law.

COMMON STOCK

     The holders of shares of our common stock are entitled to one vote per share on all matters upon which stockholders have the right to vote. Each stockholder may exercise such vote either in person or by proxy. Directors are elected by a plurality of the votes cast and stockholders are not entitled to cumulate their votes for the election of directors, which means that the holders of more than 50% of the common stock voting for the election of directors can elect all of the directors to be elected by holders of common stock, in which event the holders of the remaining common stock voting will not be able to elect any director. In all other matters, the affirmative vote of a majority of the shares of stock entitled to vote held by stockholders present in person or by proxy at a meeting of stockholders shall be required for approval, unless a greater vote is required by law or our certificate of incorporation. Subject to preferences to which holders of preferred stock, if any, may be entitled, and the holders of non-voting common stock receiving an equivalent per share dividend, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We do not presently anticipate paying cash dividends in the foreseeable future. In the event we liquidate, dissolve or wind up our business, the holders of common stock and the holders of non-voting common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of preferred stock, if any, may be entitled. The holders of common stock have no preemptive, subscription, redemption or sinking fund rights.

NON-VOTING COMMON STOCK

     Our board of directors has the authority to issue non-voting common stock. The holders of shares of our non-voting common stock are not entitled to vote except as provided by law. Subject to certain limitations, our non-voting common stock is convertible, at the option of its holder, into an equal number of shares of our common stock. Subject to preferences to which holders of preferred stock, if any, may be entitled, the holders of non-voting common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. No dividend will be declared or paid on the common stock unless an equivalent per share dividend is declared or paid on the non-voting common stock. We do not presently anticipate paying cash dividends in the foreseeable future. In the event we liquidate, dissolve or wind up our business, the holders of common stock and the holders of non-voting common stock are entitled to share ratably in all of our assets which are legally available for distribution to stockholders, subject to the prior rights on liquidation of creditors and to preferences to which holders of preferred stock, if any, may be entitled. The holders of non-voting common stock have no preemptive, subscription, redemption or sinking fund rights. At present, we have no plans to issue any of the non-voting common stock and we are not aware of any pending or proposed transaction that would be affected by such an issuance.

PREFERRED STOCK

     Our board of directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices and liquidation preferences, and the number of shares constituting and the designation of any such series, without further vote or action by the stockholders. At present, we have no plans to issue any of the preferred stock and we are not aware of any pending or proposed transaction that would be affected by such an issuance.

POTENTIAL ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION, BY-LAWS, DELAWARE LAW AND SHAREHOLDER PROTECTION RIGHTS AGREEMENT

  DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation such as ours from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder unless:

     - prior to such time, the board of directors of the Delaware corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Section 203 defines a "business combination" to include the following:

     - any merger or consolidation involving the corporation and the interested stockholder;

     - any sale, transfer, pledge or other disposition involving the interested stockholder of assets of the corporation having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets or of all the outstanding stock or the corporation;

     - subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by such entity or person.

  RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BY-LAW PROVISIONS

     Our restated Certificate of Incorporation and restated By-laws contain provisions that could have an anti-takeover effect. These provisions include:

     - authorized but unissued shares of common and preferred stock available for future issuance without stockholder approval;

     - vacancies on our board may only be filled by the remaining directors and not our stockholders (unless no director remains);

     - non-cumulative voting for directors

     - authorization for our board of directors, without stockholder approval, to issue up to 20,000,000 shares of preferred stock;

     - limitations on the ability of stockholders to call special meetings of stockholders;

     - a unanimity requirement for stockholders to take any action by written consent;

     - the board may generally adopt, amend and repeal our bylaws;

     - stockholders must submit proposals for annual stockholders' meetings or nominees for election as director at least 120 days prior to the anniversary date of the distribution of the company's proxy statement related to its last annual meeting in order for their proposals or nominees to be considered.

     These and other provisions contained in our restated certificate of incorporation and restated by-laws could delay or discourage transactions involving an actual or potential change in control of us or our management, including transactions in which stockholders might otherwise receive a premium for their shares over their current prices. Such provisions could also limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and could adversely affect the price of our common stock.

  SHAREHOLDER PROTECTION RIGHTS AGREEMENT

     Pursuant to the rights plan adopted in 1999, our board of directors declared a dividend of one right for each outstanding share of common stock to stockholders of record at the close of business on February 16, 1999. Each right entitles the registered holder to purchase a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock from us. Currently, and after certain adjustments for certain recapitalization activities such as reverse stock splits, the purchase or exercise price for such right is $75 per unit.

     In the event that a person becomes an acquiring person, as defined in the rights plan, except pursuant to an offer for all outstanding shares of common stock that our independent directors determine to be fair and otherwise in the best interests of our company and our stockholders, each holder of a right will thereafter have the right to receive, upon exercise, common stock or, in certain circumstances, cash, property or other securities of ours having a value equal to two times the exercise price of the right.

     Until a right is exercised, the holder will not possess stockholder rights, such as the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to us, stockholders may, in certain circumstances, recognize taxable income in the event that the rights become exercisable for our common stock or other consideration, or for common stock of the acquiring company, or in the event of the redemption of the rights.

     The rights are not exercisable until the distribution date, as that term is defined in the rights plan, and are set to expire at 5:00 P.M. (EST) on February 16, 2009, unless earlier redeemed, exchanged, extended or terminated by us.

  CERTAIN EFFECTS OF AUTHORIZED AND UNISSUED STOCK

     As of September 14, 2004, there are 169,890,702 unissued shares of common stock, 600,000 unissued shares of non-voting common stock and 20,000,000 unissued shares of preferred stock of which 1,000,000 shares of such preferred stock have been designated Series A Junior Participating Preferred Stock in connection with the adoption of our rights plan. These additional shares may be issued for a variety of proper corporate purposes, including future public or private offerings to raise additional capital or facilitate acquisitions. We do not presently intend to issue additional shares of common stock, non-voting common stock or preferred stock other than in connection with our employee benefit plans or pursuant to conversions of the debentures. The existence of unissued shares of common stock, non-voting common stock and preferred stock may enable our board of directors to discourage an attempt to change control of our company by means of a tender offer, proxy contest or otherwise and thereby protect the continuity of our management. If, in the due exercise of its fiduciary duties, our board of directors determined that an attempt to change control of our company was not in the best interest of our stockholders, our board of directors could authorize, without having to obtain approval of the stockholders, the issuance of such shares in one or more transactions that might prevent or render more difficult the completion of such attempt. In this regard, our board of directors has the authority to establish the rights and preferences of the authorized and unissued shares of preferred stock, one or more series of which could be issued entitling the holders thereof to vote separately as a class or to cast a proportionately larger vote than the holders of shares of common stock on any proposed action, to elect directors having terms of office or voting rights greater than the terms of office or voting rights of other directors, to convert shares of preferred stock into a proportionately larger number of shares of common stock or our other securities, to demand redemption at a specified price under prescribed circumstances related to such a change or to exercise other rights designed to impede such a change. The issuance of shares of preferred stock, whether or not related to any attempt to effect such a change, may adversely affect the rights of the holders of shares of common stock and non-voting common stock.

TRANSFER AGENT AND REGISTRAR

     The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

        CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax consequences as of the date of this prospectus of purchasing, holding and selling the debentures, and where noted, our common stock. The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Code, Treasury regulations (including proposed treasury regulations) issued thereunder, Internal Revenue Service, or IRS, rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax considerations different from those discussed below. Except where we state otherwise, this summary deals only with debentures held as capital assets by a "U.S. Holder" (as described below) who purchases the debentures at their "issue price" (as defined below).

     We do not address all of the tax consequences that may be relevant to a U.S. Holder. We also do not address, except as stated below, any of the tax consequences to holders that are "Non-U.S. Holders" (as defined below) or to holders that may be subject to special tax treatment including banks, thrift institutions, real estate investment trusts, personal holding companies, regulated investment companies, insurance companies, tax exempt entities, persons who hold the debentures in a "straddle" or as part of a "hedging," "conversion" or "constructive sale" transaction or U.S. Holders whose "functional currency" is not the U.S. dollar, and brokers and dealers in securities or currencies. Further, we do not address:

     - the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the debentures;

     - the U.S. federal estate and gift or alternative minimum tax consequences of the purchase, ownership or sale of the debentures; or

     - any state, local or foreign tax consequences of the purchase, ownership and sale of the debentures.

     A U.S. Holder is a beneficial owner of our debentures, or our common stock received upon the conversion of our debentures, and is for U.S. federal income tax purposes:

     - a citizen or resident of the U.S.;

     - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

     - a trust if (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

     - estates, the income of which is subject to United States federal income taxation regardless of its source.

     A Non-U.S. Holder is a beneficial owner (other than a partnership) of our debentures, or our common stock received upon the conversion of our debentures, other than a U.S. Holder.

     If a partnership holds our debentures or common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding the debentures, you should consult your own tax advisor.

     No rulings have been sought or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below. As a result, we cannot assure you that the IRS will agree with the tax characterizations and the tax consequences described below.

     If you are considering purchasing the debentures, you should consult your own tax advisor concerning the U.S. federal income and estate tax consequences in light of your particular situation and any consequences arising under the laws of any other taxing jurisdiction.

TREATMENT OF U.S. HOLDERS

  PAYMENTS OF INTEREST

     It is expected, and this discussion assumes, that the debentures will be issued without original issue discount for U.S. federal income tax purposes. Accordingly, payments of interest on the debentures generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). If, however, the debentures "stated redemption price at maturity" (generally the sum of all payments required under the debenture other than payments of stated interest) exceeds the issue price by more than a de minimis amount, a U.S. Holder will be required to include such excess in income as original issue discount, as it accrues, in accordance with a constant yield method based on a compounding of interest before the receipt of cash payments attributable to this income.

  LIQUIDATED DAMAGES AND MAKE-WHOLE PREMIUM

     We may be required to pay liquidated damages if we fail to comply with certain obligations under the registration rights agreement. See "Description of the Debentures -- Registration Rights." Additionally, we may be required to pay the make-whole premium in connection with a change in control. See "Description of the Debentures -- Conversion Rights," and "Description of the Debentures -- Repurchase of Debentures at the Option of Holders."

     We believe (and this discussion assumes) that, as of the date of issuance of the debentures, the likelihood of the payment of liquidated damages or the make-whole premium is a "remote" contingency within the meaning of the regulations that apply to debt instruments providing for one or more contingent payments. Our determination in this regard is binding on a U.S. Holder unless such holder explicitly discloses that it is taking a contrary position in its tax return for the first year that it owns the debenture. This position, however, is not binding on the IRS. If the IRS took a contrary position from that described above, then a U.S. Holder may be required to accrue interest income based upon a "comparable yield," regardless of the holder's method of accounting. Such yield will be higher than the stated coupon on the debentures. In addition, any gain on the sale, exchange, retirement or other taxable disposition of the debentures, including any gain realized on the conversion of a debenture, may be recharacterized as ordinary income. U.S. Holders should consult their tax advisors regarding the tax consequences of the debentures being treated as contingent payment debt instruments.

     If we become obligated to pay liquidated damages, we intend to take the position that such amounts would be treated as ordinary interest income and taxed as described under "-- Payments of Interest" above. In the event that a make-whole premium is paid, such premium would be included in the amount realized by the holder on conversion or repurchase of the debentures. See
"-- Conversion of the Debentures" and "-- Sale, Exchange, Redemption or Repurchase of the Debentures."

  SALE, EXCHANGE, REDEMPTION OR REPURCHASE OF THE DEBENTURES

     Except as set out below under "-- Conversion of the Debentures," the sale, exchange, redemption or repurchase of a debenture will cause you to recognize gain or loss equal to the difference between the amount you received (the sum of the cash and the fair market value of any property received) and your adjusted tax basis in the debentures. Any gain you recognize generally will be treated as a capital gain. Provided that you have held the debentures for more than one year, such gain will be treated as long-term capital gain. Long-term capital gains recognized by certain non-corporate taxpayers generally will be subject to a reduced tax rate. Any loss you recognize will be treated as a capital loss. The deductibility of capital losses is subject to limitations. If a capital loss from the sale, exchange, redemption or repurchase of the debentures meets certain thresholds (generally $10 million for corporate U.S. Holders, other than S corporations, and $2 million for other U.S. Holders), you may be required to file a disclosure statement with the IRS.

     Special rules apply in determining the tax basis of a debenture. If you are an accrual basis taxpayer, your basis in a debenture is generally increased by unpaid interest you previously accrued on the debentures. If you are a cash basis taxpayer, your basis will not include unpaid interest but your gain from the sale, exchange, redemption or repurchase of the debenture will be reduced by the portion of the payment you receive that represents unpaid interest. That amount will be taxable as ordinary income rather than as gain or loss from the sale, exchange, redemption or repurchase of the debenture.

  CONVERSION OF THE DEBENTURES

     If you convert the debentures and receive only common stock and cash in lieu of a fractional share, you generally will not recognize any gain or loss except with respect to cash received in lieu of a fractional share. If a portion of the common stock you receive is for accrued but unpaid interest, that portion will be treated as interest income which will be taxed as described under "-- Payments of Interest" above. The tax basis of the stock you receive for accrued and unpaid interest, regardless of your method of accounting, will be equal to the fair market value of such stock and your holding period for such stock will begin on the day after the date of the conversion. The tax basis of the remaining stock you receive will be equal to your adjusted tax basis in the debentures you converted (minus amounts attributable to accrued interest for an accrual basis taxpayer) and your holding period generally will include your holding period for the debenture you converted. The cash you receive in lieu of a fractional share will be treated as gain or loss from the sale of the fractional share. Your basis in such fractional share will be the portion of your overall basis allocated to the fractional share and your holding period will be the same as your holding period for the other shares you received in the conversion.

     If you convert the debentures and receive only cash, your gain or loss will be the same as if you disposed of the debentures in a taxable disposition, as described above under "-- Sale, Exchange, Redemption or Repurchase of the Debentures."

     If you convert the debentures and receive a combination of stock and cash, other than cash in lieu of a fractional share, we intend to take the position that the conversion will be treated as a recapitalization. As a result, the amount of gain recognized is the lesser of (1) the value of the cash and stock received (less the value of any cash or stock treated as payment of accrued but unpaid interest) minus your adjusted basis in the debentures or (2) the amount of cash received (less any portion of the cash treated as paid for accrued but unpaid interest). As a result, no loss would be recognized on the conversion. You should consult your own tax advisor regarding the proper treatment to you of the receipt of a combination of cash and common stock upon conversion.

  CONSTRUCTIVE DISTRIBUTIONS

     The conversion price of the debentures will be adjusted in certain circumstances. See the discussion under "Description of the Debentures -- Conversion -- Conversion Rate Adjustment" above. Under Section 305(c) of the Code, adjustments, or failures to make adjustments, that have the effect of increasing your proportionate interest in our assets or earnings may, in certain circumstances, be treated as a deemed distribution to you. For example, if we were to make a distribution of cash to our stockholders, and the conversion rate of the debentures were increased, such increase would be deemed to be a distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the rules governing corporate distributions. It is unclear whether such deemed distributions would be eligible for the dividends received deduction or at the reduced rate of 15% applicable to certain non-corporate U.S. Holders (currently effective for tax years 2004 through 2008). You should carefully review the conversion rate adjustment provisions and consult your own tax advisor with respect to the tax consequences of any such adjustment.

  DISTRIBUTIONS ON COMMON STOCK

     In general, distributions with respect to our common stock received upon the conversion of a debenture will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of a U.S. Holder's basis in our common stock and thereafter as capital gain. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the holder meets certain holding period and other applicable requirements. Dividends received by a non-corporate U.S. Holder will qualify for taxation at the 15% rate (currently effective for tax years 2004 through 2008) if the holder meets certain holding period and other applicable requirements.

  SALE OR OTHER DISPOSITION OF COMMON STOCK

     You will recognize capital gain or loss on the sale or other disposition of our common stock received upon the conversion of a debenture. This capital gain or loss will equal the difference between the amount realized and the holder's tax basis in our common stock. Capital gain of a non-corporate U.S. Holder is eligible to be taxed at reduced rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations. If you sell common stock at a loss that meets certain thresholds (generally $10 million for corporate U.S. Holders, other than S corporations, and $2 million for other U.S. Holders), you may be required to file a disclosure statement with the IRS.

TREATMENT OF NON-U.S. HOLDERS

     The following is a summary of U.S. federal tax consequences that will apply to you if you are a Non-U.S. Holder of debentures or shares of our common stock. As described above, a "Non-U.S. Holder" is a beneficial owner (other than a partnership) of our debentures, or our common stock received upon the conversion of our debentures, other than a U.S. Holder.

     Special rules may apply to certain Non-U.S. Holders such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid federal income tax or, in certain circumstances, individuals who are U.S. expatriates. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

  PAYMENTS WITH RESPECT TO THE DEBENTURES

     Subject to the discussion below under "-- Constructive Dividends," if you are a Non-U.S. Holder, all payments made to you on the debentures, and any gain realized on a sale, exchange, conversion, redemption or repurchase of the debentures, will be exempt from the 30% U.S. federal withholding tax and the U.S. federal income tax, provided that:

     - you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

     - you are not a controlled foreign corporation that is related to us through stock ownership;

     - you are not a bank whose receipt of interest on a debenture is described in Section 881(c)(3)(A) of the Code;

     - (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person, which certification may be made on an IRS Form W-8BEN (or successor form), or (b) you hold your debentures through certain qualified intermediaries and you satisfy the certification requirements of applicable Treasury regulations (special certification rules apply to holders that are pass-through entities); and

     - in the case of a sale, exchange, conversion, redemption or repurchase of the debentures:

        - we are not, and have not been within the shorter of the five-year period preceding such sale, exchange, conversion, redemption or repurchase and the period during which the Non-U.S. Holder held the debentures, a "U.S. real property holding corporation" as defined in
          Section 897(c)(2);

        - if we are determined to be a U.S. real property holding corporation, you own, actually or constructively, 5% or less of our debentures and our common stock and our common stock is publicly traded;

        - if you are an individual Non-U.S. Holder, you are present in the United States for less than 183 days in the taxable year of disposition (or are present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are not met); and

        - your holding of the debenture is not effectively connected with the conduct of a trade or business in the U.S.

     We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the debentures is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

     If you are engaged in a trade or business in the U.S. and interest on a debenture or gain realized from the sale, exchange, conversion, repurchase or redemption of the debenture is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax, but not the 30% withholding tax if you provide a Form W-8ECI as described above, on that interest or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a "branch profits tax" equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, interest or gain will be included in the earnings and profits of such foreign corporation. An individual Non-U.S. Holder who is in the U.S. for more than 183 days in the taxable year that the debenture is sold, exchanged, redeemed or repurchased, and meets certain other conditions, will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S.

  PAYMENTS ON COMMON STOCK

     Any dividends paid to a non-U.S. holder with respect to the shares of common stock will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. or, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A Non-U.S. Holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  CONSTRUCTIVE DIVIDENDS

     Under certain circumstances, a Non-U.S. Holder may be deemed to have received a constructive dividend, see "Treatment of U.S. Holders -- Constructive Distributions" above. Any constructive dividend deemed paid to a Non-U.S. Holder will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty unless that gain is effectively connected with your conduct of a trade or business in the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment. A Non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. It is possible that U.S. federal tax on the constructive dividend would be withheld from interest paid to the Non-U.S. Holder of the debentures. A Non-U.S. Holder who is subject to withholding tax under such circumstances should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

  SALE, EXCHANGE OR REDEMPTION OF SHARES OF COMMON STOCK

     Any gain that a Non-U.S. Holder realizes upon the sale, exchange, redemption or other disposition of a share of our common stock generally will not be subject to U.S. federal income tax unless:

     - that gain is effectively connected with your conduct of a trade or business in the U.S. or, where a tax treaty applies, is attributable to a U.S. permanent establishment;

     - you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

     - we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes, except if you own, actually or constructively, less than 5 percent of our common stock and such common stock is publicly traded.

     An individual Non-U.S. Holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived. An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A Non- U.S. Holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to tax on the gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a "branch profits tax" at a 30% rate or a lower rate if so specified by an applicable income tax treaty. As to the third bullet point, as stated above, we believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If you are a U.S. Holder of our debentures or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a debenture or share of common stock made to you, unless you are an exempt recipient, such as a corporation. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the IRS may require us to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from those payment.

     In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under "Treatment of Non-U.S. Holders -- Payments With Respect to the Debentures."

     In addition, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under "Treatment of Non-U.S. Holders -- Payments With Respect to the Debentures" and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

                                 CAPITALIZATION

     You should read this table in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                AT JUNE 30,
                                                                   2004
                                                               -------------
                                                               (IN THOUSANDS
                                                                EXCEPT PER
                                                               SHARE AND PAR
                                                                VALUE DATA)
Total debt..................................................     $ 125,000
                                                                 =========
Stockholders' Investment(1):
  Common stock, $01 par value; 200,000 shares authorized;
     approximately 32,030 shares issued and outstanding.....     $     320
  Additional paid-in capital................................       791,563
  Warrants..................................................         1,495
  Accumulated deficit.......................................      (801,855)
  Accumulated other comprehensive loss......................          (446)
  Deferred stock unit plan obligation.......................         1,418
  Treasury stock, at cost, 2,120 shares.....................       (26,417)
                                                                 ---------
     Total stockholders' investment.........................       (33,922)
                                                                 ---------
     Total capitalization...................................     $  91,078
                                                                 =========

---------------

(1) The number of shares authorized, issued and outstanding in the table above excludes:

     - 20,000,000 shares of preferred stock authorized, no par value, none issued;

     - 600,000 shares of non-voting common stock authorized, $.01 par value, none issued;

     - 6,959,933 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2004 with exercise prices ranging from $2.59 to $135.00 per share and a weighted average exercise price of $9.91 per share;

     - 858,919 shares of common stock reserved for future grants under our stock option plans as of June 30, 2004; and

     - 7,003,037 shares of common stock reserved for the potential conversion of the debentures.

                                    BUSINESS

INTRODUCTION

     We are a corporation organized in 1985 under the laws of the State of Delaware and are focused on providing services and solutions that improve the administrative functions of the healthcare industry. Specifically, we provide Connective Healthcare solutions that help physicians and hospitals achieve their income potential. Connective Healthcare solutions support and unite healthcare providers, payers and patients with innovative technology processes that improve and accelerate reimbursement and reduce the administrative cost of care. We serve the healthcare industry through two divisions: Physician Services and Hospital Services.

     The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest and only national provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. Fees for these services are primarily based on a percentage of net collections on our clients' accounts receivable. The division recognizes revenue and bills customers when the customers receive payment on those accounts receivable, which aligns the division's interests with the interests of the physician groups it services. The division also sells a physician practice management, or PPM, solution that is delivered via an application service provider, or ASP, model and collects a monthly usage fee from the physician practices using the system. The division's revenue model is almost entirely recurring in nature.

     The Hospital Services division provides Connective Healthcare solutions designed to increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The division also provides resource management solutions that enable hospitals to efficiently manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. The division recognizes revenue on both a per-transaction basis for many of its revenue cycle management solutions as well as on a percentage-of-completion basis or upon software shipment for its software solutions in both the revenue cycle and resource management areas. The division has a high proportion of recurring revenue due to its transaction-based business and the maintenance revenue from its substantial installed base for the resource management software solutions.

     As stated previously, we focus on the administrative functions of the healthcare market, with the majority of our business based in the United States. The United States spends approximately $1.7 trillion or 15.3% of gross domestic product on healthcare annually. An estimated 30% or approximately $500 billion is spent on administrative functions. Our solutions help make the reimbursement of healthcare more efficient and help improve the overall patient care experience by simplifying the revenue cycle process for physicians and hospitals. Our services and solutions are not capital-intensive for providers, making them a cost-effective solution as providers focus on their financial health.

     During 2003 and early 2004, we took steps to strengthen our strategic focus and financial health. Two non-core software product lines for hospitals were divested -- a clinical information system was divested in July 2003, and a patient financial management system was divested in January 2004. Both product lines were enterprise-wide software solutions that required a hospital or integrated delivery network, or IDN, to invest significant capital and time to implement. Both product lines generated negative cash flow during 2003. In July 2003, we reorganized, aligning our operations around our two key constituents: physicians and hospitals. We incurred approximately $0.8 million in restructuring charges in 2003 and $47,000 in 2004 related to this reorganization.

     We recorded research and development costs of approximately $8.0 million, $10.1 million and $5.3 million in 2003, 2002 and 2001 respectively.

OVERVIEW OF OUR COMPANY

     We provide Connective Healthcare solutions that help physicians and hospitals realize their financial goals. We deliver our Connective Healthcare solutions through our two operating segments, or divisions: Physician Services and Hospital Services. Please refer to note 19 -- Segment Reporting to our consolidated financial statements for the year ended December 31, 2003 for financial information regarding our Physician Services and Hospital Services divisions.

     The Physician Services division provides Connective Healthcare solutions to hospital-affiliated physician practice groups, physicians groups in academic settings and other large physician practices. We provide a complete outsourcing service that manages the revenue cycle for physician groups. Services include clinical data collection, data input, medical coding, billing, contract management, cash collections, accounts receivable management and extensive reporting of metrics related to the physician practice. These services are designed to assist healthcare providers with the business management functions associated with the delivery of healthcare services, allowing physicians to focus on providing quality patient care. These services also help physician groups to be financially successful by improving cash flows and reducing administrative costs and burdens. The division's offerings have historically focused on the back-end processes required to ensure that physicians are properly reimbursed for care delivery. The division also offers an ASP-based PPM solution, named MedAxxis, for office-based physician groups.

     The Hospital Services division provides Connective Healthcare solutions that improve revenue cycle and resource management for hospitals. Formed in July 2003 through the combination of the former e-Health Solutions and Application Software divisions, the Hospital Services division focuses on improving revenue and decreasing expenses to improve the financial health of hospitals. The division's electronic clearinghouse provides the backbone for its revenue cycle management offering. The clearinghouse delivers dedicated electronic and Internet-based business-to-business solutions that focus on electronic processing of medical transactions as well as complementary transactions, such as electronic remittance advices, real-time eligibility verification and high-speed print and mail services. Other solutions, such as denial management, provide insight into a hospital's revenue cycle inefficiencies. Hospitals may opt to outsource portions of their revenue cycle management process to us, such as secondary insurance billing. The division's resource management offerings include staff scheduling solutions that can efficiently plan nurse schedules, accommodating individual preferences as well as environmental factors, such as acuity levels, as well as schedule all the personnel across the hospital enterprise. The division also offers patient scheduling solutions that help effectively manage a hospital's most expensive and profitable area, the operating room, as well as schedule patients across the enterprise.

     We market our products and services to constituents of the healthcare industry, primarily to hospital-affiliated physician practices, physician groups in academic settings, hospitals and IDNs.

RECENT DEVELOPMENTS

     As a result of allegations of improprieties made during 2003 and 2004, our independent registered public accounting firm advised us and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, Consideration of Fraud in a Financial Statement Audit, or SAS No. 99, that became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive. The additional procedures included the review of certain of our revenues, expenses, assets and liabilities accounts for the years 2001 through 2003. Certain financial items were identified during the additional procedures that warranted our further review. We reviewed these items and determined that it was appropriate to restate certain prior period financial statements. The restatements affected the financial statements as of December 31, 2002 and 2001, for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003.

     The overall impact of the restatements was a net increase to reported net income totaling approximately $2.1 million, or $.07 per share on a fully diluted basis, for the years 2001 and 2002 and for the nine months ended September 30, 2003. On an annual basis, the net decrease to the reported net loss for 2001 was approximately $0.2 million or $.01 per share, and the net increase to reported net income for 2002 was approximately $1.0 million or $.03 per share on a fully diluted basis. The net increase to reported net income for the nine months ended September 30, 2003 was approximately $0.8 million or $.03 per share on a fully diluted basis. In the periods presented on a quarterly basis, the impact of the restatements was a net increase to reported net income, except for the second quarter of 2002, which had a decrease to reported net income of $0.2 million. The restatements were primarily related to certain liability accounts that were determined to be over-accrued based on the correction of errors and the subsequent refinement of estimates originally made in establishing the accruals.

     We recorded costs related to the additional procedures totaling approximately $6.5 million during the six months ended June 30, 2004 and included these costs in other expenses in our consolidated statements of operations. In segment reporting, these expenses are classified in the Corporate segment.

     As a result of errors that caused the restatements to our financial statements for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003, our independent registered public accounting firm determined that a material weakness related to our internal controls and procedures exists. Our auditors reported to us that the errors that resulted in the restatements, which generally related to the recording of accruals, were the result of not having appropriate controls over the estimation process associated with the establishment of accruals and reserves and the lack of adequate supervision of accounting personnel. We are taking actions to address these items.

     On May 10, 2004, we reached a settlement with our former insurance carrier, Lloyd's of London. We were in litigation with Lloyd's of London after its attempt in May 2002 to rescind certain E&O policies and D&O policies that it had issued to us from the period December 31, 1998 to June 30, 2002. In the settlement, Lloyd's of London agreed to pay us $20 million in cash by July 9, 2004. Lloyd's of London also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the E&O policies. In exchange, we provided Lloyd's of London with a full release of all E&O and D&O policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, we had an $18.3 million receivable from Lloyd's of London, of which approximately $4.9 million represented additional amounts to be paid by us under prior E&O policy settlements covered by Lloyd's of London. Effective on May 12, 2004, as a result of negotiations among us, Lloyd's of London, and a party to a prior E&O policy settlement with us, the Lloyd's of London settlement was amended to reduce by $3.8 million the additional amounts to be paid by us under the prior E&O policy settlements covered by Lloyd's of London. This amendment reduced the amount of cash payable by Lloyd's of London to us in the settlement from $20 million to $16.2 million, and reduced the amount of our receivable from Lloyd's of London by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's of London paid us $16.2 million in cash. As of the payment date, we had an approximately $14.7 million receivable from Lloyd's of London and recognized a gain of approximately $1.5 million on the settlement in the third quarter of 2004. We previously anticipated recognizing a gain of approximately $1.7 million. The actual gain of approximately $1.5 million reflects additional legal expenses of approximately $0.2 million incurred prior to the payment date related to prior E&O policy claims covered by the Lloyd's of London policy.

DESCRIPTION OF BUSINESS BY INDUSTRY SEGMENT

  BUSINESS MANAGEMENT OUTSOURCED SERVICES FOR PHYSICIANS

     Approximately 225,000 U.S.-based hospital-affiliated physicians represent our target market for business management outsourced services. The target market consists of large physician groups -- typically 10 or more physicians depending upon the specialty -- and represents an estimated market opportunity of approximately $7 billion. We estimate that approximately 20% to 30% of the physicians in the target market currently outsource their business management needs, with the remainder of physicians performing these services in house. Our Physician Services division is the largest provider of comprehensive business management outsourcing services to the U.S. hospital-based physician market, supporting approximately 15,000 physician clients in 42 states. The business of providing integrated business management outsourcing services is highly competitive. The division competes with regional and local billing companies as well as physician groups performing these services in house. Competition among outsourcing companies is based upon the relationship with the client or prospective client, the efficiency and effectiveness of converting medical services to cash while minimizing compliance risk, the ability to provide proactive practice management services and, to the extent that service offerings are comparable, price. We believe there is a trend toward outsourcing among physician groups performing these revenue cycle management services in house due to the complexity of reimbursement regulations and the financial pressures physician groups face.

  ASP-BASED PHYSICIAN PRACTICE MANAGEMENT SYSTEMS

     Representing less than 5% of the revenue of the Physician Services division, our ASP-based PPM solution is targeted at office-based physicians and physician groups in the U.S., and is the largest PPM solution delivered via ASP in the nation serving approximately 4,000 physicians. Today, the solution is regionally focused, mostly in the upper Midwest. The PPM market is highly competitive with large national competitors as well as small regionally or locally focused competition.

  REVENUE CYCLE MANAGEMENT SOLUTIONS FOR HOSPITALS

     The market for hospital revenue cycle management solutions ranges from providing technology tools that allow a hospital's central billing office, or CBO, to more effectively manage its cash flow. Technology tools include electronic transactions, such as claims processing, that can be delivered via the Web or through dedicated electronic data interfaces as well as license-based solutions, such as automated cash posting solutions, that are deployed at the CBO. Our Hospital Services division has the third largest electronic clearinghouse (based on our market research) in the healthcare industry and processes approximately 320 million transactions on an annual basis. The clearinghouse supports more than 1,400 governmental and commercial payer connections in 48 states. Our revenue cycle management solutions are currently in approximately 400 hospitals in the U.S. Competition in the revenue cycle management market is based on providing solutions that enable hospitals to improve their cash flow. Competitors include traditional electronic data interface companies, Internet healthcare companies, outsourcing companies and specialized software vendors.

  RESOURCE MANAGEMENT SOLUTIONS FOR HOSPITALS

     The market for resource management solutions for hospitals focuses on license-based and Internet solutions to help hospitals efficiently and effectively manage their costs. Our resource management business focuses on the areas of staff and patient scheduling. We provide staff and patient scheduling solutions to approximately 1,600 hospitals, primarily in the U.S. Our Hospital Services division has the market-leading staff scheduling solution and a market-leading patient scheduling solution. Competition in this market segment is based on enabling a hospital to decrease costs by improving the utilization of its personnel and facilities. We compete against national software vendors, specialized software vendors and Internet healthcare companies.

HEALTHCARE INDUSTRY

     Trends in the U.S. healthcare industry affect our business. As healthcare expenditures have become a larger percentage of the gross domestic product, increasing focus has been placed on the administrative costs and burdens associated with the delivery of care. As a result, payers have sought to control costs by changing from the traditional fee-for-service reimbursement model to managed care, fixed fee and capitation arrangements. These reimbursement models, coupled with extensive regulatory control and government healthcare fraud and abuse initiatives, have resulted in a significantly more complex accounting, coding, billing and collection environment. Such industry changes create a more positive market for solutions that reduce a healthcare provider's administrative burdens, help ensure compliance in the complex regulatory environment and minimize medical coding and billing errors, while improving reimbursement and reducing costs.

     Both governmental and private payers continue to restrict payments for healthcare services, using measures such as payment bundling, medical necessity edits and post-payment audits. These measures may decrease revenue to our provider clients and consequently decrease revenue derived by us from such clients, as well as increase the cost of providing services.

     The healthcare industry continues to focus on the impact that regulations governing standards for electronic transactions, privacy and information security issued under HIPAA have on operations and information technology systems. HIPAA was designed to reduce administrative waste in healthcare and protect the privacy and security of patients' health information. HIPAA regulations identify and impose standards for all aspects of handling patient health information. These regulations, which are described in more detail below under the subheading "Regulation," may require us to enhance our internal systems and software applications sold, but HIPAA may also create an increased demand for our services and solutions. While we have incurred and will continue to incur costs to comply with HIPAA, management believes these compliance costs will not have a material impact on our results of operations.

REGULATION

     Our business is subject to numerous federal and state laws, programs to combat healthcare fraud and abuse, and increasing restrictions on reimbursement for healthcare services. Each of the major federal healthcare payment programs (Medicare, Medicaid and TRICARE) has its own set of complex and sometimes conflicting regulations. The Balanced Budget Act of 1997 and HIPAA have mandated additional regulations, and many states have passed legislation addressing billing and payment for healthcare services.

     The federal government is making significant efforts to detect and eliminate healthcare fraud and abuse, particularly through its enforcement of the False Claims Act, the Medicare and Medicaid Patient and Program Protection Act of 1987 and HIPAA, all of which provide the federal government with the authority to impose both civil and criminal sanctions and penalties for submission of false claims to governmental payers. The federal government may impose civil monetary penalties up to $50,000 per offense as well as exclude a provider from participation in Medicare and other governmental healthcare programs. In addition, the False Claims Act allows a private party to bring a "qui tam" or "whistleblower" suit alleging the filing of false or fraudulent Medicare or Medicaid claims and potentially share in damages and civil penalties paid to the government. The U.S. Centers for Medicare & Medicaid Services, or CMS, offers rewards for information leading to the recovery of Medicare funds, and CMS engages private contractors to detect and investigate fraudulent billing practices.

     Our compliance program, which is modeled after the Office of Inspector General's Compliance Program Guidance for Third-Party Medical Billing Companies, is designed and maintained to detect and prevent regulatory violations. We believe our compliance program is effective; however, a compliance program cannot be expected to provide absolute compliance with the law. The existence of an effective compliance program may, nevertheless, mitigate civil and criminal sanctions for certain healthcare-related offenses.

     Under HIPAA, the federal government published final rules regarding the standards for electronic transactions as well as standards for privacy and security of individually identifiable health information. These rules set new or higher standards for the healthcare industry in handling healthcare transactions and information, with penalties for noncompliance.

     The HIPAA rules regarding standards for electronic transactions require healthcare providers, healthcare clearinghouses and health plans that send or receive healthcare transaction data electronically to use standard data formats. The compliance deadline for standard electronic transactions was October 16, 2003. In September 2003, CMS issued transitional guidance that allowed noncompliant electronic transactions after the October 2003 compliance deadline. The industry continues to work toward compliance. We have modified the operations of our subsidiaries that are engaged in the electronic transmission of such data substantially to comply with HIPAA's electronic transaction standards.

     The HIPAA rules regarding privacy of patient health information require organizations that handle such information to establish safeguards regarding access, use and disclosure, and to restrict how other entities use that information. The privacy rules had a compliance deadline of April 14, 2003, and we implemented them on or before the deadline. We believe that our operations are in material compliance with the privacy rule requirements. Although the HIPAA privacy rules do not provide a private right of action for individuals, individuals could bring a privacy action under applicable state law for misuse or improper disclosure of their health information.

     The HIPAA rules regarding the security of medical information became final on February 20, 2003. Under these rules, health insurers, certain healthcare providers and healthcare clearinghouses must establish procedures and mechanisms to protect the confidentiality, integrity and availability of electronic protected health information. These rules have a compliance deadline of April 21, 2005. Management believes that the costs of compliance with the HIPAA security rules will not materially impact our results of operations.

EMPLOYEES

     We currently employ approximately 4,900 full-time and part-time employees. We have no labor union contracts and believe relations with our employees are satisfactory.

PROPERTIES

     Our principal executive office is leased and is located in Alpharetta, Georgia. The lease for that office expires in June 2014. Future minimum lease payments through 2014 under the lease are approximately $13.4 million.

LEGAL PROCEEDINGS

     We are subject to claims, litigation and official billing inquiries arising in the ordinary course of our business. These matters include, but are not limited to, lawsuits brought by former customers with respect to the operation of our business. We have also received written demands from customers and former customers that have not resulted in legal action. Within our industry, federal and state civil and criminal laws govern medical billing and collection activities. These laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from federal and state healthcare payer programs.

     We believe we have meritorious defenses to the claims and other issues asserted in pending legal matters; however, there can be no assurance that such matters or any future legal matters will not have an adverse effect on us. Amounts of awards or losses, if any, in pending legal matters have not been reflected in the financial statements unless probable and reasonably estimable.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the Nasdaq National Market under the symbol "PSTI." The following table sets forth the high and low sales prices for our common stock as reported by the Nasdaq National Market.

                                                               HIGH     LOW
                                                              ------   ------
2004
1st Quarter.................................................  $18.26   $10.68
2nd Quarter.................................................  $14.90   $ 8.10
3rd Quarter (through September 14, 2004)....................  $15.10   $11.47

2003
1st Quarter.................................................  $ 9.07   $ 5.75
2nd Quarter.................................................  $11.74   $ 7.78
3rd Quarter.................................................  $16.58   $10.65
4th Quarter.................................................  $17.25   $11.64

2002
1st Quarter.................................................  $13.23   $ 9.76
2nd Quarter.................................................  $13.45   $ 8.20
3rd Quarter.................................................  $ 9.93   $ 6.81
4th Quarter.................................................  $10.70   $ 8.25

     On September 14, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $13.59. As of September 14, 2004, there were 3,190 holders of record of our common stock. There are a significantly greater number of shareholders whose shares are held in street name.

                                DIVIDEND POLICY

     We have not paid cash dividends on our common stock since our initial public offering. Further, we currently intend to retain our future earnings, if any, to finance the growth development and expansion of our business. Accordingly, we do not intend to declare or pay any cash dividends on our common stock in the immediate future. In addition, our credit agreement contains, and any future borrowing arrangements or agreements may contain, restrictions on our ability to declare or pay cash dividends on our common stock. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors. These factors include our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect, applicable restrictions in our credit agreement and the requirements of Delaware law.

                            SELECTED FINANCIAL DATA

     The following selected financial data have been derived from our financial statements and should be read in conjunction with our consolidated financial statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                   SIX MONTHS ENDED
                                       JUNE 30,                        YEAR ENDED DECEMBER 31,
                                  -------------------   ------------------------------------------------------
                                    2004       2003       2003       2002       2001       2000         1999
                                  --------   --------   --------   --------   --------   --------     --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
  Revenue.......................  $172,742   $167,454   $335,169   $325,564   $305,822   $291,561     $302,011
  Salaries and wages............   101,199     96,235    194,139    186,075    182,597    182,075      202,725
  Other operating expenses......    47,150     45,220     87,183     90,857     86,800     90,388      102,169
  Depreciation..................     4,090      4,865      9,375     10,908     12,223     15,044       19,582
  Amortization..................     3,647      3,624      7,134      7,836      9,229      7,412        6,498
  Interest expense..............     4,073      8,661     14,646     18,069     18,009     18,238       18,483
  Interest income...............      (244)      (166)      (297)      (471)    (1,121)    (3,728)      (2,388)
  Loss on extinguishment of
    debt........................     5,896        221      6,255         --         --         --           --
  Process improvement project...        --         --         --         --      3,423         --           --
  Litigation settlements........        --         --         --         --         --      1,147       24,811
  Restructuring expenses........        47         --        830         --        593      2,382           --
  Other expenses................     6,452         --         --         --         --         --           --
  Income tax expense
    (benefit)...................       212        660         27        800        343       (733)        (777)
  Income (loss) from continuing
    operations..................       220      8,134     15,877     11,490     (6,274)   (20,664)     (69,092)
  Net income (loss)(1)..........     3,431      4,918     11,989      8,989     (6,109)   (48,202)(2)  (33,702)
  Shares used in computing net
    income (loss) per common
    share-basic.................    31,530     30,205     30,594     30,061     29,915     29,852       28,097
  Shares used in computing net
    income (loss) per common
    share-diluted...............    33,831     31,452     32,661     31,966     29,915     29,852       28,097
PER SHARE DATA
  Income (loss) from continuing
    operations-basic............  $   0.00   $   0.26   $   0.52   $   0.38   $  (0.21)  $  (0.69)    $  (2.46)
  Net income (loss) per common
    share-basic.................  $   0.11   $   0.16   $   0.39   $   0.30   $  (0.20)  $  (1.62)    $  (1.20)
  Income (loss) from continuing
    operations-diluted..........  $   0.00   $   0.26   $   0.49   $   0.36   $  (0.21)  $  (0.69)    $  (2.46)
  Net income (loss) per common
    share-diluted...............  $   0.10   $   0.16   $   0.37   $   0.28   $  (0.20)  $  (1.62)    $  (1.20)

                                          AS OF                       AS OF DECEMBER 31,
                                        JUNE 30,    ------------------------------------------------------
                                          2004        2003       2002       2001       2000         1999
                                        ---------   --------   --------   --------   --------     --------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA
  Working capital.....................  $ 21,116    $ 20,313   $ 20,602   $ 22,519   $ 22,885     $ 89,897
  Intangible assets...................    53,092      52,336     55,494     61,929     57,168       31,689
  Total assets........................   156,749     171,653    209,631    202,270    214,128      265,017
  Total debt..........................   125,000     121,875    175,020    175,091    175,000      177,138
  Stockholders' (deficit) equity......   (33,922)    (17,612)   (37,972)   (49,901)   (44,136)(2)    1,440

---------------

(1) Reflects the results from discontinued operations of $3.2 million and ($3.2) million for the six months ended June 30 2004 and 2003, respectively, and ($3.9) million, ($2.5) million, $0.2 million, $10.1 million and $35.4 million for the years ended December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(2) Reflects a $37.7 million cumulative effect of accounting change for the change in accounting for revenue pursuant to Staff Accounting Bulletin Number 101, Revenue Recognition in Financial Statements, and the corresponding increase in our deferred tax valuation allowance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements about events that have not yet occurred. All statements, trend analysis and other information contained below relating to markets, products and trends in revenue, as well as other statements including words such as "anticipates," "believes" or "expects" and statements in the future tense are forward-looking statements. These forward-looking statements are subject to business and economic risks, and actual events or our actual future results could differ materially from those set forth in the forward-looking statements due to such risks and uncertainties. We disclaim any responsibility to update any forward-looking statement. Risks and uncertainties that may affect future results and performance include, but are not limited to, those discussed under the heading "Risk Factors -- Risks Relating to Our Business" at pages 8 to 10 of this prospectus.

PERFORMANCE MEASUREMENTS IMPORTANT TO MANAGEMENT

     Our management is focused on profitable, organic revenue growth. Our business model results in a high percentage of revenue that is recurring in nature and generates consistent cash flow. Management follows certain key metrics in monitoring its performance. Such key metrics include, but are not limited to:

     - net new business sold in the Physician Services division, defined by us as the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period;

     - net backlog in the Physician Services division, defined by us as the annualized revenue related to new contracts signed with the business still to be implemented, less the annualized revenue related to existing contracts where discontinuance notification has been received;

     - transaction volume in the Hospital Services division;

     - new business sold in the Hospital Services division;

     - sales pipelines and sales personnel productivity in both divisions;

     - EBITDA, a non-GAAP measure defined as earnings before interest, taxes, depreciation and amortization, and operating margins in both divisions;

     - days in accounts receivable in both divisions;

     - cash flow generated from operations; and

     - free cash flow, a non-GAAP measure defined as net cash provided by continuing operations less investments in capitalized software development costs and capital expenditures and represents cash flow available for activities unrelated to operations, such as debt reduction.

     Our financial health is also dependent upon our capital structure. Management tracks its debt-to-EBITDA ratio and interest expense coverage ratio in monitoring the appropriateness of its capital structure.

RECENT ACCOUNTING PRONOUNCEMENTS

     On December 17, 2003, the SEC issued Staff Accounting Bulletin Number 104, Revenue Recognition, or SAB 104. SAB 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and the SEC's rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. Revisions include those necessitated by the Financial Accounting Standards Board, or FASB, Emerging Issues Task Force, or

EITF, Issue No. 00-21, Revenue Arrangements With Multiple Deliverables, or EITF No. 00-21. SAB 104 did not affect our consolidated statements of operations.

     In May 2003, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS No. 150. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument within its scope as a liability (or in some circumstances an asset). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. We adopted SFAS No. 150 on May 31, 2003; however, SFAS No. 150 did not affect our consolidated statements of operations.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, or SFAS No. 149. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. We adopted SFAS No. 149 on June 30, 2003; however, SFAS No. 149 did not affect our consolidated statements of operations.

     In January 2003, the FASB issued and subsequently revised in December 2003, Interpretation No. 46, Consolidation of Variable Interest Entities, or FIN No. 46, which clarifies the consolidation accounting guidance of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities, or VIEs. Controlling financial interests of a VIE are identified by the exposure of a party to the VIE to a majority of either the expected losses or residual rewards of the VIE, or both. Such parties are primary beneficiaries of the VIE, and FIN No. 46 requires that the primary beneficiary of a VIE consolidate the VIE. FIN No. 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidated. Application of FIN No. 46 is required in the financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. We currently believe that we do not have any relationships with a VIE; however, we will evaluate all new business relationships.

     At the November 21, 2002 EITF meeting, the EITF reached a consensus on EITF 00-21. EITF 00-21 addresses how to determine if an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The EITF indicated that the guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We adopted EITF 00-21 on January 1, 2003; however, EITF 00-21 did not have a material effect on our consolidated statements of operations.

     In November 2002, FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN No. 45. The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The Interpretation also requires additional disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. FIN No. 45 did not have a material effect on our consolidated financial statements for the year ended December 31, 2003. Certain of our sales agreements contain infringement indemnity provisions that are covered by FIN No.
45. Under these sales agreements, we agree to defend and indemnify a customer in connection with infringement claims made by third parties with respect to the customer's authorized use of our products and services. The indemnity obligations contained in sales agreements generally have no specified expiration date and generally limit the award to the amount of fees paid. We have not previously incurred costs to settle claims or pay awards under these indemnification obligations. Also, we maintain membership in a group captive insurance company for our workers compensation insurance. The member companies agree to jointly insure the group's liability risks up to a certain threshold. As a member, we guarantee to pay an assessment, if an assessment becomes due, as a result of insured losses by its members. This guarantee will never exceed a percentage of our loss funds. Based on our historical experience, we do not anticipate such an assessment. As a result, our estimated fair value of the infringement indemnity provision obligations and the captive insurance guarantee is nominal.

OVERVIEW OF CRITICAL ACCOUNTING POLICIES

     The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Critical accounting policies are those accounting policies that management believes are the most "critical" -- that is, they are both most important to the portrayal of our financial condition and results, and/or they require management's most difficult, subjective and/or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

  REVENUE RECOGNITION

     Our revenue is derived from products and services delivered to the healthcare industry through our two operating divisions:

  PHYSICIAN SERVICES

     Physician Services provides Connective Healthcare solutions that manage the revenue cycle for physician groups. Fees for these services are primarily based on a percentage of net collections on our clients' accounts receivable. The division recognizes revenue and bills customers when the customers receive payment on those accounts receivable. The division also recognizes approximately 5% of its revenue on a monthly service fee and per-transaction basis from the PPM product line. The Physician Services division does not rely, to any material extent, on estimates in the recognition of revenue.

  HOSPITAL SERVICES

     Hospital Services provides Connective Healthcare solutions that improve revenue cycle and resource management for hospitals.

     Revenue cycle management solutions include technology tools that allow a hospital's CBO to more effectively manage its cash flow and full or partial outsourced solutions. Technology tools include electronic transactions, such as claims processing, that can be delivered via the Web or through dedicated electronic data interfaces as well as license-based solutions, such as automated cash posting solutions, that are deployed at the CBO. Revenue related to electronic claims and remittance advice processing and real-time eligibility verification is recognized on a per-transaction basis net of electronic claims rebates paid to connectivity partners. Revenue related to high-speed print and mail services is billed and recognized when the division performs these services and includes transaction fees; the division includes all costs of delivering the product in operating expenses.

     Resource management solutions include staff and patient scheduling solutions that enable hospitals to efficiently manage their resources, such as personnel and the operating room, to reduce costs and improve their bottom-line. For software contracts that require the division to make significant production, modification or customization changes, the division recognizes revenue using the percentage-of-completion method over the implementation period. When we receive payment prior to shipment or fulfillment of significant vendor obligations, we record such payments as deferred revenue and recognize them as revenue upon shipment or fulfillment of significant vendor obligations. An unbilled receivable is recorded when we recognize revenue on the percentage-of-completion basis prior to achieving a contracted billing milestone. For minor add-on software license sales where no significant customization remains outstanding, the fee is fixed, an agreement exists and collectibility is probable, the division recognizes revenue upon shipment. The division defers software maintenance payments received in advance and recognizes them ratably over the term of the maintenance agreement, which is typically one year.

     The Hospital Services division relies on estimates of work to be completed when recognizing revenue on contracts using percentage-of-completion accounting. Because estimates of the extent of completion that differ from actual results could affect revenue, the division periodically reviews the estimated hours or days to complete major projects and compares these estimates to budgeted hours or days to support the revenue recognized on that project. Approximately 9%, 9% and 12% of the division's revenue was determined using percentage-of-completion accounting for the years ended December 31, 2003, 2002 and 2001, respectively.

  AMORTIZATION AND VALUATION OF INTANGIBLES

     Amortization of intangible assets includes the amortization of client lists, developed technology and software development costs (prior to our adoption of SFAS No. 142 on January 1, 2002, amortization of intangible assets also included the amortization of goodwill and other indefinite lived intangible assets). We rely on estimates of the useful lives and net realizable value, as appropriate, of these assets on which to base our amortization. We base these estimates on historical experiences, market conditions, expected future revenues and maintenance costs and the products or services provided. We periodically evaluate whether to revise estimates of the remaining useful lives of the intangible. Additionally, we evaluate whether any changes would render our intangibles impaired or indicate that an asset has a different useful life. Conditions that may indicate an impairment include an economic downturn or change in future operations. In the event such a condition exists, we would perform an assessment using a variety of methodologies, including cash flow analysis, estimates of sales proceeds and independent appraisals. Where applicable, the estimate uses an appropriate interest rate based on appropriate discount rates.

     During 2001, in accordance with Accounting Principles Board, or APB, Opinion No. 16, Business Combinations, we finalized the purchase price allocation of Virtual Information Systems, Inc. and OfficeMed.com LLC in April 2001, with a portion of the amount previously allocated to goodwill being reallocated to finite-lived intangible assets. The amounts reallocated to finite-lived intangible assets totaled approximately $9.2 million. Due to this reallocation, amortization expense related to these finite-lived intangibles increased $1.8 million in 2002, which was offset by a reduction in goodwill amortization of $3.5 million due to adoption of SFAS No. 142. The net reduction in amortization expense in 2002 was $1.7 million, or $0.05 per share on a diluted basis.

     Goodwill -- Goodwill represents the excess of the cost of businesses acquired and the value of their workforce in the Physician Services division in 1995 and the Hospital Services division from 1995 to 2001, over the fair market value of their identifiable net assets. As a result of our reorganization in July 2003, we transferred the estimated fair value of the goodwill associated with the PPM assets to the Physician Services division from the former e-Health division. Prior to the adoption of SFAS No. 142 on January 1, 2002, we amortized our goodwill over our estimated useful life of no greater than twenty years. Under SFAS No. 142, we no longer amortize goodwill and indefinite lived intangible assets but review them annually for impairment.

     Trademarks -- Trademarks represent the value of the trademarks acquired in the Hospital Services division from 2000 to 2001. We expect the trademarks to contribute to cash flows indefinitely and therefore deem the trademarks to have indefinite useful lives. Under SFAS No. 142, we no longer amortize trademarks but review them annually for impairment.

     SFAS No. 142 required companies with goodwill and indefinite lived intangible assets to complete an initial impairment test by June 30, 2002. We completed the initial impairment test of our goodwill and other indefinite lived intangible assets and did not identify an asset impairment as a result of the impairment test. Additionally, we performed our periodic review of our goodwill and other indefinite lived intangible assets for impairment as of December 31, 2003, and did not identify an asset impairment as a result of the review. Our initial impairment and periodic review of our goodwill and other indefinite lived intangible assets were based upon a discounted future cash flow analysis that included revenue and cost estimates, market growth rates and appropriate discount rates. We will continue to test our goodwill and other indefinite lived intangible assets annually for impairment as of December 31.

     Client Lists -- Client lists represent the value of clients acquired in the Physician Services division from 1992 to 1996 and the Hospital Services division from 1995 to 2001. We amortize client lists using the straight-line method over their estimated useful lives, which range from five to ten years.

     Developed Technology -- Developed technology represents the value of the systems acquired in the Hospital Services division from 2000 to 2001. We amortize these intangible assets using the straight-line method over their estimated useful lives of five years.

     Software Development Costs -- Software development includes costs incurred in the development or the enhancement of software in the Physician Services and Hospital Services divisions for resale or internal use.

     Software development costs related to external use software are capitalized upon the establishment of technological feasibility for each product and capitalization ceases when the product or process is available for general release to customers. Technological feasibility is established when all planning, designing, coding and testing activities required to meet a product's design specifications are complete. We amortize external use software development costs over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or straight-line method over the estimated economic lives of the assets, which are generally three to five years. We monitor the net realizable value of all capitalized external use software development costs to ensure that we can recover the investment through margins from future sales.

     Software development costs related to internal use software are capitalized after the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use. We expense software development costs related to internal use software as incurred during the planning and post-implementation phases of development. Internal-use software is amortized on a straight-line basis over its estimated useful life, generally five years. The estimated useful life considers the effects of obsolescence, technology, competition and other economic factors.

  LLOYD'S OF LONDON SETTLEMENT

     On May 10, 2004, we reached a settlement with our former insurance carrier, Lloyd's of London. We were in litigation with Lloyd's of London after its attempt in May 2002 to rescind certain E&O policies and D&O policies that it had issued to us from the period December 31, 1998 to June 30, 2002. In the settlement, Lloyd's of London agreed to pay us $20 million in cash by July 9, 2004. Lloyd's of London also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the E&O policies. In exchange, we provided Lloyd's of London with a full release of all

E&O and D&O policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, we had an $18.3 million receivable from Lloyd's of London, of which approximately $4.9 million represented additional amounts to be paid by us under prior E&O policy settlements covered by Lloyd's of London. Effective on May 12, 2004, as a result of negotiations among us, Lloyd's of London, and a party to a prior E&O policy settlement with us, the Lloyd's of London settlement was amended to reduce by $3.8 million the additional amounts to be paid by us under the prior E&O policy settlements covered by Lloyd's of London. This amendment reduced the amount of cash payable by Lloyd's of London to us in the settlement from $20 million to $16.2 million, and reduced the amount of our receivable from Lloyd's of London by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's of London paid us $16.2 million in cash. As of the payment date, we had an approximately $14.7 million receivable from Lloyd's of London and recognized a gain of approximately $1.5 million on the settlement in the third quarter of 2004. We previously anticipated recognizing a gain of approximately $1.7 million. The actual gain of approximately $1.5 million reflects additional legal expenses of approximately $0.2 million incurred prior to the payment date related to prior E&O policy claims covered by the Lloyd's of London policy.

  OTHER

     Additionally, we do not have:

     - material exposure to foreign exchange fluctuations;

     - any derivative financial instruments;

     - any material off-balance sheet arrangements other than our operating leases disclosed in notes 10 and 11 to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus, and certain vendor financing arrangements in the ordinary course of business; or

     - any material related party transactions.

RESULTS OF OPERATIONS

     This discussion and analysis should be read in conjunction with our consolidated financial statements and accompanying notes as of and for the six months ended June 30, 2004 and 2003 and the years ended December 31, 2003, 2002 and 2001.

  SIX MONTHS ENDED JUNE 30, 2004 AND 2003

     Revenue. Revenue classified by our reportable segments, or divisions, is as follows:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Physician Services..........................................  $129,258   $126,152
Hospital Services...........................................    50,217     47,916
Eliminations................................................    (6,733)    (6,614)
                                                              --------   --------
                                                              $172,742   $167,454
                                                              ========   ========

     Revenue for the Physician Services division increased approximately 2% in the six months ended June 30, 2004, as compared to the same period in 2003. The revenue increase is due to the implementation of net new business sold during the first six months of 2004 as well as in prior periods. Net new business sold includes the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period. Revenue also increased due to one additional business day in the six months ended June 30, 2004, compared to the prior year. Net backlog at

June 30, 2004, was approximately $3 million, compared to the negative backlog of approximately $2 million at June 30, 2003. The increase in net backlog is a result of the level of net new business sold during the six months ended June 30, 2004. Net backlog represents the annualized revenue related to new contracts signed with the business still to be implemented, less the annualized revenue related to existing contracts where discontinuance notification has been received and the customer has yet to be phased out. We focus on maintaining a positive net backlog and believe it is a useful indicator of future revenue growth.

     Revenue for the Hospital Services division increased approximately 5% for the six months ended June 30, 2004, as compared to the same period in 2003. During the three months ended June 30, 2004, the division entered into a five-year contract to provide print and mail services for a new customer, which positively impacted revenue in the quarter. As part of the transaction, we acquired substantially all of the production assets and personnel of that customer's hospital and physician patient statement and paper claims print and mail business. Revenue growth in the division was also positively impacted by an increase in software maintenance revenue attributable to previously unbilled maintenance for certain software customers that is being recognized upon receipt of payment. Medical transaction volume increased approximately 7% for the period ended June 30, 2004 over the same period of 2003. Revenue growth does not necessarily correlate directly to transaction volume due to the mix of products sold by the division. We believe transaction volume is a useful indicator of future revenue growth as business is implemented into the division's recurring revenue model.

     The Hospital Services division revenue includes intersegment revenue for services provided to the Physician Services division, which is shown in Eliminations to reconcile to total consolidated revenue.

     Segment Operating Income. Segment operating income is segment revenue less segment operating expenses, which include salaries and wages expense, other operating expenses, depreciation, amortization and other expenses. Segment operating income, classified by our divisions, is as follows:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              ------------------
                                                                2004      2003
                                                              --------   -------
                                                                (IN THOUSANDS)
Physician Services..........................................  $ 13,070   $15,098
Hospital Services...........................................    12,170    10,473
Corporate...................................................   (15,083)   (8,061)
                                                              --------   -------
                                                              $ 10,157   $17,510
                                                              ========   =======

     Physician Services' segment operating income decreased approximately 13% in the six months ended June 30, 2004, compared to the same period in 2003, resulting in operating margins of approximately 10.1% in the six months ended June 30, 2004, versus approximately 12.0% in the same period in 2003. Margins for the current year period were impacted by the implementation of the net new business sold during the first quarter of 2004 of approximately $12 million, which included one significant contract with transition costs that resulted in below target operating margins.

     Hospital Services' segment operating income increased approximately 16% in the six months ended June 30, 2004, compared to the same period in 2003, resulting in operating margins of approximately 24.2% in the six months ended June 30, 2004, versus approximately 21.9% in the prior year period. The operating margin improvement is attributable to the previously unbilled maintenance revenue for certain software customers that is being recognized upon receipt of payment.

     Corporate overhead expenses, which include certain executive and administrative functions, increased approximately 87% or approximately $7.0 million in the six months ended June 30, 2004, compared to the same period in 2003. The increase is attributable to approximately $6.5 million of expenses incurred in 2004 to perform the additional procedures discussed below and increased litigation and insurance expenses of approximately $0.7 million in 2004 related to the attempt by our former underwriter's, Lloyd's of London, to rescind certain insurance policies partially offset by $0.2 million of cost reductions.

     Other Expenses. As a result of allegations of improprieties made during 2003 and 2004, our independent registered public accounting firm advised us and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to SAS No. 99, which became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive.

     We recorded costs related to the additional procedures totaling approximately $6.5 million during the six months ended June 30, 2004, and included these costs in other expenses in our consolidated statements of operations. In segment reporting, these costs are classified in the Corporate segment.

     Interest. Interest expense was approximately $4.1 million for the six months ended June 30, 2004, as compared to $8.7 million for the same period in 2003. The decrease is attributable to the retirement of $50 million of long-term debt in the first nine months of 2003, the repayment of $3.1 million of long-term debt during the fourth quarter of 2003, the repayment of $3.1 million of long-term debt during the first quarter of 2004 and entering into a new credit agreement in September 2003 at substantially lower interest rates. Interest income was $0.2 million for the six-month periods ended June 30, 2004 and 2003.

     Loss on Extinguishment of Debt. During the six months ended June 30, 2004, in connection with the retirement of our then-outstanding $118.8 million under the Term Loan B, we wrote off approximately $3.5 million of deferred debt issuance costs associated with the Term Loan B. Additionally, we incurred a prepayment penalty of approximately $2.4 million due to the early retirement of the Term Loan B.

     During the six months ended June 30, 2003, we wrote off approximately $0.2 million of deferred debt issuance costs related to the repurchase of $15.0 million of our 9 1/2% senior notes due 2005, which we refer to in this prospectus as the 2005 notes, at par plus accrued interest of approximately $0.1 million, which is included in loss on extinguishment of debt in our consolidated statements of operations.

     Income Taxes. Income tax expense, which was primarily related to state and local income taxes, was approximately $0.2 million and $0.7 million for the six months ended June 30, 2004 and 2003, respectively. Our estimated federal income tax expense for the six months ended June 30, 2004, is offset by the release of an equal amount of our valuation allowance. As of June 30, 2004, our net deferred tax asset was fully offset by a valuation allowance. Realization of the net deferred tax asset is dependent upon us generating sufficient taxable income prior to the expiration of the federal net operating loss carryforwards. We will adjust this valuation reserve accordingly if, during future periods, management believes we will generate sufficient taxable income to realize the net deferred tax asset.

     Discontinued Operations. In June 2003, we announced that we agreed to sell Patient1 to Misys Healthcare Systems, a division of Misys plc, for $30 million in cash. Patient1 was our only clinical product line and its sale allowed us to better focus on optimizing reimbursement and improving administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. We recognized a gain on the sale of Patient1 of approximately $10.4 million, net of taxes of approximately $0.5 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. We entered into binding arbitration with Misys regarding the final closing adjustments and on May 21, 2004, the arbitrator awarded us approximately $4.3 million. On June 1, 2004, we received payment of approximately $4.5 million, which included interest of approximately $0.2 million. We recognized an additional gain on sale of approximately $3.8 million, net of taxes of approximately $0.2 million, when the cash payment was received.

     In September 2003, we initiated a process to sell Business1. As with the sale of Patient1, the discontinuance of Business1 allowed us to focus resources on solutions that provide meaningful, strategic returns for us, our customers and our shareholders. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense. We completed the sale of Business1 effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing.

     Pursuant to SFAS No. 144, our consolidated financial statements have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Patient1 and Business1 were formerly reported as part of the Hospital Services division.

     Summarized operating results for the discontinued operations are as follows:

                                                         SIX MONTHS ENDED JUNE 30,
                                       -------------------------------------------------------------
                                                   2004                            2003
                                       ----------------------------   ------------------------------
                                       PATIENT1   BUSINESS1   TOTAL   PATIENT1   BUSINESS1    TOTAL
                                       --------   ---------   -----   --------   ---------   -------
                                                              (IN THOUSANDS)
Revenue..............................    $ --       $ 106     $ 106   $13,080     $   170    $13,250
                                         ====       =====     =====   =======     =======    =======
Loss from discontinued operations
  before income taxes................    $(18)      $(303)    $(321)  $(1,066)    $(1,874)   $(2,940)
Income tax expense...................      --          --        --        42          --         42
                                         ----       -----     -----   -------     -------    -------
Loss from discontinued operations,
  net of tax.........................    $(18)      $(303)    $(321)  $(1,108)    $(1,874)   $(2,982)
                                         ====       =====     =====   =======     =======    =======

     The major classes of assets and liabilities for the discontinued operations are as follows:

                                                                        AS OF
                                                          ---------------------------------
                                                          JUNE 30, 2004   DECEMBER 31, 2003
                                                          -------------   -----------------
                                                            BUSINESS1         BUSINESS1
                                                          -------------   -----------------
                                                                   (IN THOUSANDS)
Current assets..........................................      $  --             $129
Property and equipment..................................         --               --
Other long-term assets..................................         --               --
                                                              -----             ----
  Assets of discontinued operations.....................      $  --             $129
                                                              =====             ====
Current liabilities.....................................      $  --             $422
Deferred revenue........................................         --               --
Other long-term liabilities.............................         --               --
                                                              -----             ----
  Liabilities of discontinued operations................      $  --             $422
                                                              =====             ====

     On November 30, 1998, we completed the sale of our MSC business. In 1999, we completed the sale of both divisions of our Impact business.

     During the six months ended June 30, 2004 and 2003, we incurred expenses of approximately $0.1 million and $0.2 million, respectively, which were primarily legal costs, associated with MSC and Impact. Pursuant to APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, or APB No. 30, our consolidated financial statements are presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

  YEARS ENDED DECEMBER 31, 2003 AND 2002

     Revenue. Revenue classified by our reportable segments, or divisions, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
                                                                   (IN THOUSANDS)
Physician Services..........................................  $251,251     $245,383
Hospital Services...........................................    97,240       92,854
Eliminations................................................   (13,322)     (12,673)
                                                              --------     --------
                                                              $335,169     $325,564
                                                              ========     ========

     Revenue for the Physician Services division increased approximately 2% in 2003 compared to 2002. Revenue growth can be attributed to the implementation of net new business sold of approximately $6 million, which includes the annualized revenue value of new contracts signed in a period, less the annualized revenue value of terminated business in that same period. Due to the timing of new sales, the division had a negative net backlog of approximately $2 million as of December 31, 2003, compared to a positive net backlog of approximately $4 million at December 31, 2002. At January 31, 2004, the division had a positive net backlog of approximately $11 million due to the significant level of new business sold during the first month of 2004. We focus on maintaining a positive net backlog and believe it is a useful indicator of future revenue growth.

     Revenue for the Hospital Services division increased approximately 5% in 2003 compared to 2002, despite the phasing out of a large print and mail customer, which began in the second half of 2002. This customer's business was not related to medical claims. Revenue growth in the division is a result of increased revenue in the medical transaction processing business, evidenced by the approximate 15% increase in the division's medical transaction volume for the year compared to 2002, as well as a slight increase in software implementation and maintenance revenue. Revenue growth does not necessarily correlate directly to transaction volume due to the mix of products sold by the division. We believe transaction volume is a useful indicator of future revenue growth as business is implemented into the division's recurring revenue model.

     The Hospital Services division revenue includes intersegment revenue for services provided to the Physician Services division, which is shown as Eliminations to reconcile to total consolidated revenue.

     Segment Operating Profit. Segment operating profit is revenue less segment operating expenses, which include salaries and wages expenses, other operating expenses, restructuring expenses, depreciation and amortization. Segment operating profit, classified by our divisions, is as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              ------------------------
                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
                                                                   (IN THOUSANDS)
Physician Services..........................................  $ 29,356     $ 25,864
Hospital Services...........................................    22,569       18,840
Corporate...................................................   (15,417)     (14,816)
                                                              --------     --------
                                                              $ 36,508     $ 29,888
                                                              ========     ========

     Physicians Services' segment operating profit increased 14% in 2003 over 2002, resulting in operating margins of approximately 11.7% versus approximately 10.5% in the prior year. The margin expansion can be attributed to incremental margins achieved on increased revenue in addition to labor and cost savings from productivity and other cost containment initiatives. The operating margins were negatively affected by approximately $3.4 million of costs related to the conversion of the current ASP-based physician practice management solution clients onto a new, web-based platform.

     Hospital Services' segment operating profit increased approximately 20% in 2003 over 2002, resulting in operating margins of approximately 23.2% versus approximately 20.3% in the prior year. The operating margin improvement can be attributed to the previously mentioned increase in revenue as well as lower operating expenses due to cost control efforts.

     Our corporate overhead expenses, which include certain executive and administrative functions, increased approximately 4% in 2003 over 2002. Corporate overhead expenses include approximately $0.3 million of restructuring expenses in 2003 related to the July 2003 realignment of our company into the Physician Services and Hospital Services divisions following the Patient1 divestiture. Corporate overhead expenses included approximately $2.8 million and $3.0 million in 2003 and 2002, respectively, of increased insurance premiums and litigation expenses related to Lloyd's of London's attempt to rescind certain insurance policies (refer to note 12 to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus).

     Interest. Interest expense was approximately $14.6 million for the twelve months ended December 31, 2003, as compared to approximately $18.1 million for the same period in 2002. During 2003, we retired our 2005 notes by permanently retiring $50 million of the 2005 notes and refinancing the remaining $125 million (see Liquidity and Capital Resources section). This increase was offset by a reduction of approximately $3.6 million of interest expense resulting from both the debt retirement and a substantially lower interest rate on the new debt. We expect these actions to yield annualized cash interest expense savings of approximately $8 million based on current rates. Interest income decreased to $0.3 million in 2003 from $0.5 million in 2002, due to a decrease in investment rates and lower cash-on-hand balances.

     Loss on Extinguishment of Debt. During the year ended December 31, 2003, we incurred a write-off of approximately $1.6 million of deferred debt issuance costs related to the retirement of our 2005 notes. In addition, we incurred expenses associated with the retirement of our 2005 notes of approximately $4.7 million.

     Restructuring and Other Expenses. During the year ended December 31, 2003, the Hospital Services and Corporate divisions incurred approximately $0.5 million and $0.3 million, respectively, of restructuring expenses related to our July 2003 realignment into the Physician Services and Hospital Services divisions following the Patient1 divestiture.

     Income Taxes. Income tax expense, which is related to state, local and foreign income taxes, was approximately $0.8 million in the years ended December 31, 2003 and 2002. The 2003 income tax expense was offset by a benefit for a federal income tax refund of approximately $0.8 million related to the gain on the sale of Healthcare Recoveries, Inc., or HRI, resulting in a net tax expense of $27,000. We identified a tax law revision that permitted us to file for an automatic refund. We received the refund in May 2004.

     As of December 31, 2003 and 2002, we reassessed the recoverability of our deferred tax asset. Based on our analysis, we determined a full valuation allowance against the deferred tax asset of $185.6 million and $212.3 million was required as of December 31, 2003 and 2002, respectively. Realization of the net deferred tax asset is dependent upon us generating sufficient taxable income prior to the expiration of the federal net operating loss carryforwards. When it becomes more likely than not that we will generate sufficient taxable income to realize the deferred tax asset, we will adjust this valuation allowance accordingly. At December 31, 2003, we had federal net operating loss carryforwards, or NOLs, for income tax purposes of approximately $406.9 million. The NOLs will expire at various dates between 2004 and 2022 (refer to note 16 to our consolidated financial statements for the year ended December 31, 2003 for more information regarding NOL expiration dates and respective amounts).

     Discontinued Operations. In June 2003, we announced that we agreed to sell our Patient1 clinical product line to Misys for $30 million in cash. Patient1 was our only clinical product line and its sale allowed us to better focus on improving reimbursement and administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. We recognized a gain on the sale of Patient1 of approximately $10.4 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. We entered into binding arbitration with Misys regarding the final closing adjustments and on May 21, 2004, the arbitrator awarded us approximately $4.3 million. On June 1, 2004, we received payment of approximately $4.5 million, which included interest of approximately $0.2 million. We recognized an additional gain on sale of approximately $3.8 million, net of taxes of approximately $0.2 million, when the cash payment was received.

     In September 2003, we initiated a process to sell our Business1 patient accounting product line ("Business1"). As with the sale of Patient1, the discontinuance of Business1 allowed us to focus resources on solutions that provide meaningful, strategic returns for us, our customers and our shareholders. Pursuant to SFAS No. 144, we wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense. On February 2, 2004, we announced the sale of Business1, effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing.

     Pursuant to SFAS No. 144, our consolidated financial statements have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

                                                    YEAR ENDED DECEMBER 31,
                             ----------------------------------------------------------------------
                                           2003                                 2002
                             ---------------------------------   ----------------------------------
                                                                            (AS RESTATED)
                             PATIENT1(1)   BUSINESS1    TOTAL    PATIENT1     BUSINESS1      TOTAL
                             -----------   ---------   -------   --------   -------------   -------
                                                         (IN THOUSANDS)
Revenue....................    $15,247      $   474    $15,721   $25,855       $ 2,498      $28,353
                               =======      =======    =======   =======       =======      =======
(Loss) income from
  discontinued operations
  before income taxes......    $(1,270)     $(3,589)   $(4,859)  $   888       $(1,921)     $(1,033)
Income tax expense.........         46           --         46       443            --          443
                               -------      -------    -------   -------       -------      -------
(Loss) income from
  discontinued operations,
  net of tax...............    $(1,316)     $(3,589)   $(4,905)  $   445       $(1,921)     $(1,476)
                               =======      =======    =======   =======       =======      =======

---------------

(1) Patient1 financial information includes activity through the sale date of July 28, 2003.

     Revenue for the Patient1 product line decreased approximately 41% in 2003 compared 2002. We recognized revenue using the percentage-of-completion method of accounting. The 2003 decrease in revenue was related to the short reporting period due to the sale of the product line in July 2003.

     The loss for the Patient1 product line was approximately $1.3 million in 2003, as compared to operating income of approximately $0.4 million in 2002. The decline was due to lower productivity pending the sale of the product line in 2003.

     Revenue for the Business1 product line decreased approximately 81% in 2003 compared to 2002. We recognized revenue using the percentage-of-completion method of accounting, and the decrease over the prior year period was the result of lower Business1 sales in prior periods in addition to implementation delays at a major customer.

     The loss for the Business1 product line increased approximately $1.7 million in 2003 compared to 2002, due to lower Business1 revenue in the current period.

     On November 30, 1998, we completed the sale of our MSC business segment. In 1999, we completed the sale of both divisions of our Impact business segment. Pursuant to APB No. 30, our consolidated financial statements have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

     For the year ended December 31, 2002, we expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO, the buyer of our MSC division. When NCO bought MSC, we agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and we agreed to reimburse NCO for a portion of those damages, in satisfaction of our indemnification obligation. We paid $0.3 million to NCO on September 16, 2002. We intend to pay the remaining balance of $0.4 million, plus interest at the then-current prime rate, in equal payments to NCO, on the second and third anniversaries of that date.

     The limited periods of time for which we agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

     During the years ended December 31, 2003 and 2002, we incurred expenses of approximately $0.9 million and $0.3 million, respectively, which were primarily legal costs associated with MSC and Impact. These expenses were recognized through (loss) income from discontinued operations in our consolidated statements of operations.

  YEARS ENDED DECEMBER 31, 2002 AND 2001

     Revenue. Revenue classified by our reportable segments, or divisions, is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             -----------------------------
                                                                 2002            2001
                                                             -------------   -------------
                                                             (AS RESTATED)   (AS RESTATED)
                                                                    (IN THOUSANDS)
Physician Services.........................................    $245,383        $236,627
Hospital Services..........................................      92,854          80,942
Eliminations...............................................     (12,673)        (11,747)
                                                               --------        --------
                                                               $325,564        $305,822
                                                               ========        ========

     Revenue for the Physician Services division increased approximately 4% in 2002 compared to 2001. Revenue growth can be attributed to the implementation of net new business sold of approximately $3 million as well as growth in the business of the division's clients of approximately $6 million. Net revenue backlog at December 31, 2002, was approximately $4 million compared to approximately $3 million at December 31, 2001. The increase in net backlog can be attributed to the division's second half 2002 new sales performance. We focus on maintaining a positive net backlog and believe it is a useful indicator of future revenue growth.

     Revenue for the Hospital Services division increased approximately 15% in 2002 compared to 2001, despite the phasing out of a large print and mail customer, which began in the second half of 2002. This customer's business was not related to medical claims. Revenue growth in the division is a result of increased revenue in the medical transaction processing business, evidenced by the approximate 26% increase in the division's medical transaction volume for the year compared to 2001, as well as increased software implementation and maintenance revenue. Revenue growth does not necessarily correlate directly to transaction volume due to the mix of products sold by the division. We believe transaction volume is a useful indicator of future revenue growth as business is implemented into the division's recurring revenue model.

     Segment Operating Profit. Segment operating profit is revenue less segment operating expenses, which include salaries and wages expenses, other operating expenses, restructuring expenses, depreciation and amortization. Segment operating profit, classified by our divisions, is as follows:

                                                                YEAR ENDED DECEMBER 31,
                                                             -----------------------------
                                                                 2002            2001
                                                             -------------   -------------
                                                             (AS RESTATED)   (AS RESTATED)
                                                                    (IN THOUSANDS)
Physician Services.........................................    $ 25,864        $ 10,526
Hospital Services..........................................      18,840          13,411
Corporate..................................................     (14,816)        (12,980)
                                                               --------        --------
                                                               $ 29,888        $ 10,957
                                                               ========        ========

     Physicians Services' segment operating profit increased 146% in 2002 compared to 2001, resulting in operating margins of approximately 10.5% versus approximately 4.4% in the prior year. The margin expansion can be attributed to labor and cost savings realized from productivity initiatives in the division, such as the process improvement project that was completed in the third quarter of 2002 (see Process Improvement Project discussion below for additional information). Additionally, the division benefited from the incremental margins achieved on increased revenue.

     Hospital Services' segment operating profit increased approximately 40% in 2002 over 2001, resulting in operating margins of approximately 20.3% versus approximately 16.6% in the prior year. The margin expansion can be attributed to operational efficiencies and cost savings gained from increased transaction volume combined with the incremental margins achieved on increased revenue. Excluding the reduction of amortization expense of approximately $1.7 million related to the adoption of SFAS No. 142, the division's segment operating profit increased 25% compared to the prior year resulting in margins of 18.7%.

     Our corporate overhead expenses increased approximately 14% in 2002 compared to 2001. The increase can be attributed to increased insurance premiums and litigation expenses of approximately $3.0 million related to the attempt by Lloyd's of London to rescind certain insurance policies (refer to note 12 to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus).

     Interest. Interest expense increased approximately $0.1 million to $18.1 million in 2002 from $18.0 million in 2001. Interest income decreased approximately 58% to $0.5 million in 2002 from $1.1 million in 2001, due to a decrease in investment rates.

     Process Improvement Project. We incurred approximately $3.4 million of expense in 2001, associated with the implementation of a process improvement project within the Physician Services division, or the Project. The Project installed a formalized set of productivity and quality measures, workflow processes and a management operating system in certain of our major processing centers. The Project focused on productivity improvements that resulted in both improved client service and improved profitability for the division.

     We completed the first phase of the Project, which involved implementation in twelve of the division's larger processing centers, in the third quarter of 2001 with all costs for this phase incurred as of September 30, 2001. In 2001, the costs associated with the Project primarily consisted of professional fees paid to outside consultants retained exclusively for implementation of the Project. Annualized cost savings resulting from phase one are approximately $6 million, of which approximately $4 million were realized in 2001. The full benefit of phase one cost savings was realized in 2002.

     We completed the second phase of the Project, which began in the first quarter of 2002, as of September 30, 2002, with implementation into an additional fifteen processing centers. We implemented the second phase with internal resources and therefore did not incur any external project costs. Annualized cost savings for phase two of the Project are approximately $2.5 million, of which approximately $1 million were realized in 2002.

     Restructuring and Other Expenses. During the first quarter of 2001, we recorded severance expense of approximately $0.6 million associated with former executive management.

     Income Taxes. Income tax expense, which was related to state, local and foreign income taxes, was approximately $0.8 million in 2002, compared to approximately $0.3 million in 2001.

     As of December 31, 2002 and 2001, we reassessed the recoverability of our deferred tax asset. Based on our analysis, we determined a full valuation allowance against the deferred tax asset was required as of December 31, 2002 and 2001. Realization of the net deferred tax asset is dependent upon us generating sufficient taxable income prior to the expiration of the federal net operating loss carryforwards. When it becomes more likely than not that we will generate sufficient taxable income to realize the deferred tax asset, we will adjust this valuation allowance accordingly.

     Discontinued Operations. Summarized operating results of the discontinued operations are as follows:

                                                    YEAR ENDED DECEMBER 31,
                            -----------------------------------------------------------------------
                                           2002                                 2001
                            ----------------------------------   ----------------------------------
                                       (AS RESTATED)                        (AS RESTATED)
                            PATIENT1     BUSINESS1      TOTAL    PATIENT1     BUSINESS1      TOTAL
                            --------   -------------   -------   --------   -------------   -------
                                                        (IN THOUSANDS)
Revenue...................  $25,855       $ 2,498      $28,353   $19,905       $ 2,272      $22,177
                            =======       =======      =======   =======       =======      =======
(Loss) income from
  discontinued operations
  before income taxes.....  $   888       $(1,921)     $(1,033)  $(2,167)      $(1,554)     $(3,721)
Income tax expense........      443            --          443         2            --            2
                            -------       -------      -------   -------       -------      -------
(Loss) income from
  discontinued operations,
  net of tax..............  $   445       $(1,921)     $(1,476)  $(2,169)      $(1,554)     $(3,723)
                            =======       =======      =======   =======       =======      =======

     Revenue for the Patient1 product line increased approximately 30% in 2002 compared to 2001. We recognized revenue using the percentage-of-completion method of accounting, and the increase over the prior year period was the result of two significant clinical sales made during 2001.

     The income for the Patient1 product line was approximately $0.4 million in 2002 compared to operating loss of approximately $2.2 million in 2001. The improvement was due to the increased Patient1 revenue mentioned previously.

     Revenue for the Business1 product line increased approximately 10% in 2002 compared to 2001. We recognized revenue using the percentage-of-completion method of accounting, and the increase over the prior year period was the result of one significant sale made during 2001.

     The loss for the Business1 product line increased approximately $0.4 million in 2002 compared to 2001, due to the costs of amortizing capitalized development expenses exceeding the revenue increase in 2002.

     On November 30, 1998, we completed the sale of our MSC business segment. In 1999, we completed the sale of both divisions of our Impact business segment. Pursuant to SFAS No. 144, our consolidated financial statements have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

     In October of 2001, we received $1.0 million in cash from the buyer of the government division of Impact when the term of the purchase agreement escrow expired. We recognized this amount through discontinued operations. In May of 2001, we received an insurance settlement related to a matter filed against the commercial division of Impact of approximately $3.0 million, which was recognized through discontinued operations. We continue to pursue claims against a former vendor of this division for damages incurred in this matter.

     For the year ended December 31, 2002, we charged $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO, the buyer of our MSC division. When NCO bought MSC, we agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and we agreed to reimburse NCO for a portion of those damages, in satisfaction of our indemnification obligation. We paid $0.3 million to NCO on September 16, 2002. We intend to pay the remaining balance of $0.4 million, plus interest at the then-current prime rate, in equal payments to NCO, on the second and third anniversaries of that date.

     The limited periods of time for which we agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

     For the years ended December 31, 2002 and 2001, we incurred expenses of approximately $0.3 million and $0.1 million, respectively, which were primarily legal costs associated with MSC and Impact. These expenses were recognized through (loss) income from discontinued operations in our consolidated statements of operations.

LIQUIDITY AND CAPITAL RESOURCES

  SIX MONTHS ENDED JUNE 30, 2004 AND 2003 AND AS OF DECEMBER 31, 2003

     The following table is a summary of our cash balances as of June 30, 2004 and December 31, 2003, and cash flows from continuing operations for the six months ended June 30, 2004 and 2003, (in thousands):

                                                          JUNE 30, 2004   DECEMBER 31, 2003
                                                          -------------   -----------------
Unrestricted cash and cash equivalents..................     $9,698            $25,271

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
Cash provided by continuing operations......................  $ 10,358   $ 10,236
Cash used for investing activities from continuing
  operations................................................  $ (3,080)  $ (5,119)
Cash used for financing activities from continuing
  operations................................................  $(22,339)  $(13,881)

     Unrestricted cash and cash equivalents include all highly liquid investments with an initial maturity of no more than three months at the date of purchase.

     During the six months ended June 30, 2004, we generated approximately $10.4 million in cash from continuing operations, which includes cash generated from normal operations offset by cash payments related to additional procedures necessary under SAS No. 99 totaling approximately $6.0 million (refer to note
3 -- Additional Procedures to our consolidated financial statements as of June 30, 2004 included in this prospectus), the payment of approximately $5.4 million in expenses and legal settlements related to the matter with Lloyd's of London and interest payments of approximately $3.5 million.

     During the six months ended June 30, 2003, cash provided by continuing operations was approximately $10.2 million, which includes cash provided by normal operations offset by the payment of approximately $3.9 million in expenses and legal settlements related to the matter with Lloyd's of London and interest payments of approximately $8.6 million.

     During the six months ended June 30, 2004, we used approximately $3.1 million in cash from investing activities from continuing operations consisting primarily of approximately $5.5 million for capital expenditures and investment in software development costs and approximately $1.1 million of cash used for acquisitions, partially offset by approximately $3.6 million of net proceeds related to the final closing adjustments from the sale of Patient1 to Misys in July 2003.

     During the six months ended June 30, 2003, we used approximately $5.1 million in cash from investing activities from continuing operations primarily for capital expenditures and software development costs.

     During the six months ended June 30, 2004, we used approximately $22.3 million in cash from financing activities. On June 30, 2004, we raised $125 million from the sale of the debentures and retired the $118.8 million then outstanding under the Term Loan B concurrently with the completion of the debenture offering. On June 30, 2004, we also completed an amendment to our revolving credit facility to increase its capacity and lower our borrowing rate. The revolving credit facility's capacity was expanded from $50 million to $75 million and the facility's maturity was extended to three years. We incurred a prepayment penalty on the early retirement of the Term Loan B totaling $2.4 million in addition to financing costs of $3.3 million related to the debenture offering and amendment to the revolving credit facility. We also repurchased, for approximately $25 million, an aggregate of approximately 2.0 million shares of our outstanding common stock, at the market price of $12.57 per share, in negotiated transactions concurrently with the debenture offering. The cost of the refinancing and purchase of common stock is offset by proceeds from the exercise of stock options of approximately $5.3 million.

     During the six months ended June 30, 2003, we used approximately $13.9 million in cash from financing activities primarily related to the acceptance of our offer to repurchase $15 million of our then-outstanding 2005 notes partially offset by proceeds from the exercise of stock options of approximately $1.1 million.

     The level of our indebtedness could adversely impact our ability to obtain additional financing. A substantial portion of our cash flow from operations could be dedicated to the payment of principal and interest on our indebtedness.

     As of the settlement date with Lloyd's of London, we had an $18.3 million receivable from Lloyd's of London, of which approximately $4.9 million represented additional amounts to be paid by us under prior E&O policy settlements covered by Lloyd's of London. Effective on May 12, 2004, as a result of negotiations among us, Lloyd's of London, and a party to a prior E&O policy settlement with us, the Lloyd's of London settlement was amended to reduce by $3.8 million the additional amounts to be paid by us under the prior E&O policy settlements covered by Lloyd's of London. This amendment reduced the amount of cash payable by Lloyd's of London to us in the settlement from $20 million to $16.2 million, and reduced the amount of our Lloyd's of London receivable by $3.8 million. On July 7, 2004, pursuant to the settlement as amended, Lloyd's of London paid us $16.2 million in cash. As of the payment date, we had an approximate $14.7 million receivable from Lloyd's of London and recognized a gain of approximately $1.5 million on the settlement in the third quarter of 2004. We previously anticipated recognizing a gain of approximately $1.7 million. The actual gain of approximately $1.5 million reflects additional legal expenses of approximately $0.2 million incurred prior to the payment date related to prior E&O policy claims covered by the Lloyd's of London policy.

     During the course of litigation we were required to fund the legal costs and any litigation settlements related to E&O policy claims covered by the Lloyd's of London E&O policies. The negative impact of these items on our cash flow for the six months ended June 30, 2004, was approximately $5.4 million, which consisted of approximately $1.8 million related to the cost of pursuing the litigation against Lloyd's of London and approximately $3.6 million related to the funding of legal costs and litigation settlements covered by the Lloyd's of London E&O policies. The negative impact of these items on our cash flow for the six months ended June 30, 2003, was approximately $3.9 million, which consisted of approximately $1.6 million related to insurance premium increases for new insurance coverage and the cost of pursuing the litigation against Lloyd's of London and approximately $2.3 million related to the funding of legal costs and litigation settlements covered by the Lloyd's of London E&O policies. As of June 30, 2004, and as of the settlement date, we had incurred approximately $18.3 million of costs related to claims under Lloyd's of London policies that are classified as Lloyd's of London receivable in our consolidated balance sheet. As of June 30, 2004, approximately $14.2 million of these costs have been paid by us.

     For the six months ended June 30, 2004 and 2003, we incurred approximately $1.5 million and $2.2 million, respectively, of expenses related to the cost of pursuing the litigation against Lloyd's of London in each period and, in 2003, significantly increased insurance premiums. These costs have been reflected in our Corporate segment. In the consolidated statements of operations these costs are included in other operating expenses.

     As mentioned previously, the cost to perform the additional procedures associated with preparing the year-end 2003 financial statements was approximately $6.5 million and was recorded during the six months ended June 30, 2004. These costs are reflected in other expenses in our consolidated statements of operations.

     With the exception of the Lloyd's of London receivable and payments made for the additional procedures associated with the 2003 year-end audit, we have not experienced material changes in the underlying components of cash generated by operating activities from continuing operations. We believe that existing cash and the cash provided by operations will provide sufficient capital to fund our working capital requirements, contractual obligations, investing and financing needs.

  YEARS ENDED DECEMBER 31, 2003 AND 2002

     The following table is a summary of our cash balances and cash flows from continuing operations for the years ended December 31, 2003 and 2002 (in thousands):

                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
Unrestricted cash and cash equivalents at December 31,......  $ 25,271     $ 46,748
Cash provided by continuing operations......................  $ 24,360     $ 24,236
Cash provided by (used for) investing activities from
  continuing operations.....................................  $ 17,527     $(11,486)
Cash (used for) provided by financing activities from
  continuing operations.....................................  $(50,657)    $  2,946

     Unrestricted cash and cash equivalents include all highly liquid investments with an initial maturity of no more than three months at the date of purchase.

     During 2003, we generated approximately $24.4 million in cash from continuing operations which includes cash generated from normal operations and a release of restricted cash of approximately $4.2 million offset by interest payments of approximately $18.4 million and cash payments related to the extinguishment of debt of approximately $5.4 million during 2003 and the payment of approximately $7.4 million in expenses and legal settlements related to Lloyd's of London (refer to note 12 -- Legal Matters to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus).

     The release of restricted cash is the result of using our revolving credit facility (refer to note 10 -- Long-Term Debt to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus) rather than cash as security for our letters of credit. Restricted cash at December 31, 2003 represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients.

     During 2002, we generated approximately $24.2 million in cash from continuing operations which includes cash generated from normal operations offset by interest payments of approximately $16.8 million during 2002 and the payment of approximately $8.9 million in expenses and legal settlements related to Lloyd's of London (refer to note 12 -- Legal Matters to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus).

     During 2003, we generated approximately $17.5 million in cash from investing activities from continuing operations consisting of net proceeds of $27.9 million from the sale of the Patient1 product line during July 2003 offset by capital expenditures and software development costs of $10.3 million.

     During 2002, we used approximately $11.5 million in cash from investing activities from continuing operations consisting of approximately $9.9 million in capital expenditures and software development costs as well as approximately $1.5 million paid as additional consideration for a 2001 acquisition (refer to note 3 -- Acquisitions to our financial statements for the year ended December 31, 2003 included in this prospectus).

     During 2003, we used approximately $50.7 million in cash from financing activities primarily for repayment of our long-term debt. We used cash-on-hand as well as the net proceeds from the Patient1 divestiture to retire $53.1 million of long-term debt during 2003. We refinanced the remaining $125 million in long-term debt during September 2003 by entering into a $175 million credit agreement. The credit agreement consists of a $125 million Term Loan B and a $50 million revolving credit facility. In conjunction with the refinancing transaction, we capitalized approximately $5.5 million in expenses, including legal and other professional fees related to the credit agreement and other costs, which are included in our other long-term assets on the consolidated balance sheet. We will amortize these costs over the next three and five years and include them in interest expense. In addition, we incurred expenses associated with the retirement of our 2005 notes and the 2001 credit facility of approximately $6.3 million that are included in our interest expense for 2003, including the tender offer premium, the call premium and the write-off of unamortized debt issuance costs associated with our 2005 notes as well as the unamortized debt issuance costs associated with entering into the 2001 credit facility. Financing cash flows associated with the repayment of long-term debt in 2003 were offset with approximately $8.0 million of proceeds from employees' exercise of stock options.

     During 2002, we generated approximately $2.9 million in cash from financing activities consisting of approximately $1.1 million of proceeds from employees' exercise of stock options and an approximately $2.0 million payment related to a capital contribution (refer to note 1 -- Summary of Significant Accounting Policies to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus).

     For more information about our long-term debt, refer to note
10 -- Long-Term Debt to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

     The level of our indebtedness could adversely impact our ability to obtain additional financing. A substantial portion of our cash flow from operations could be dedicated to the payment of principal and interest on our indebtedness.

     With the exception of the Lloyd's receivable discussed previously, we have not experienced material changes in the underlying components of cash generated from continuing operations. We believe that existing cash and the cash provided by operations will provide sufficient capital to fund our working capital requirements, contractual obligations, investing and financing needs.

     On September 11, 2003, we entered into the revolving credit facility. Under the credit agreement, we have the option of entering into LIBOR based loans or base rate loans, each as defined in the credit agreement. LIBOR based loans under the revolving credit facility bear interest at LIBOR plus amounts ranging from 3.0% to 3.5% based on our leverage ratio, as defined in the credit agreement. Base rate loans under the revolving credit facility bear interest at the Base Rate plus amounts ranging from 1.50% to 2.00% based on our leverage ratio, as defined in the credit agreement. This revolving credit facility was amended on June 30, 2004 to increase its capacity from $50 million to $75 million, to extend its maturity to three years, and to lower the interest rate for LIBOR plus amounts ranging from 3.0% to 3.5% to LIBOR plus amounts ranging from 2.5% to 3.0%.

     In addition, we pay a quarterly commitment fee on the unused portion of the revolving credit facility of 0.50% per annum. We have not incurred any borrowing under the revolving credit facility and do not expect to incur any borrowings under the credit facility to fund our working capital or investing needs.

     We were in litigation with certain underwriters at Lloyd's of London following an attempt by Lloyd's of London to rescind certain of our insurance policies (refer to note 12 -- Legal Matters in our notes to financial statements for the year ended December 31, 2003 included in this prospectus). For the years ended December 31, 2003 and 2002, we incurred approximately $2.8 million and $3.0 million, respectively, of expenses related to significantly increased insurance premiums and the cost of pursuing litigation against Lloyd's of London. These costs have been reflected in our Corporate segment. In the consolidated statements of operations these costs are included in other operating expenses.

     Our 2003 cash flow was negatively impacted by approximately $7.4 million, which consisted of approximately $2.1 million related to insurance premium increases for new insurance coverage and the cost of pursuing litigation against Lloyd's of London and approximately $5.3 million related to the funding of legal costs and litigation settlements covered by the Lloyd's of London E&O policies. The negative impact of these items on our 2002 cash flow was approximately $8.9 million, which consisted of approximately $3.6 million related to insurance premium increases for new insurance coverage and the cost of pursuing litigation against Lloyd's of London and approximately $5.3 million related to the funding of legal costs and litigation settlements covered by the Lloyd's of London E&O policies.

CONTRACTUAL OBLIGATIONS

     The following table sets forth our contractual obligations as of December 31, 2003:

                                                              PAYMENTS DUE BY PERIOD
                                                             AS OF DECEMBER 31, 2003
                                         ----------------------------------------------------------------
                                                    LESS THAN       1 - 3           3 - 5       MORE THAN
                                          TOTAL      1 YEAR         YEARS           YEARS        5 YEARS
                                         --------   ---------   -------------   -------------   ---------
                                                                  (IN THOUSANDS)
CONTRACTUAL OBLIGATIONS
  Long-term debt.......................  $109,375    $    --       $32,813         $76,562       $   --
  Current portion of long-term debt....    12,500     12,500            --              --           --
  Operating lease obligations(1).......    35,535     12,635        13,945           5,647        3,308
  Purchase obligations
     Capital expenditure obligations...     1,025      1,025            --              --           --
     Other purchase obligations........     1,834      1,834            --              --           --
  Other long-term liabilities reflected
     on our balance sheet under GAAP:
     Restructuring reserves and
       other(2)........................     1,376        289           455             322          310
     Settlement obligations related to
       Lloyd's of London receivable....     6,300      2,100         4,200              --           --
     Settlement
       obligations -- NCO(3)...........       225         --           225              --           --
                                         --------    -------       -------         -------       ------
Total..................................  $168,170    $30,383       $51,638         $82,531       $3,618
                                         ========    =======       =======         =======       ======

---------------

(1) The operating lease obligations do not include amounts related to our lease for our new principal executive office that was entered into in February 2004, and became effective July 2004. For more information, see note
    21 -- Subsequent Events to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

(2) The amounts reflected under restructuring reserves and other are amounts reserved for estimated lease termination costs associated with our Physician Services division's 1995 restructuring. For more information, see note
    5 -- Restructuring and Other Expenses to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

(3) For more information, see note 4 -- Discontinued Operations and Divestitures to our consolidated financial statements for the year ended December 31, 2003 included in this prospectus.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE SENSITIVITY

     We invest excess cash in commercial paper, money market funds and other highly liquid short-term investments. Due to the limited amounts of these investments and their short-term nature, we do not expect any fluctuation in the prevailing interest rates to have a material effect on our financial statements.

     We have the option of entering into loans based on LIBOR or base rates under the revolving credit facility. As such, we could experience fluctuations in the interest rates if we were to borrow amounts under the revolving credit facility. We have not incurred any borrowings under the revolving credit facility.

     We have a process in place to monitor fluctuations in interest rates and could hedge against significant forecast changes in interest rates if necessary.

EXCHANGE RATE SENSITIVITY

     The majority of our sales and expenses are denominated in U.S. dollars. As a result, we have not experienced any significant foreign exchange gains or losses to date. We conduct only limited transactions in foreign currencies and do not expect material foreign exchange gains or losses in the future. We do not engage in any foreign exchange hedging activities.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages as of September 14, 2004, are as follows:

NAME                                        AGE                    POSITIONS
----                                        ---                    ---------
Philip M. Pead............................  52    Chairman, President, Chief Executive
                                                  Officer and Director of the Company
Chris E. Perkins..........................  42    Executive Vice President and Chief
                                                  Financial Officer of the Company
Philip J. Jordan..........................  56    Senior Vice President of the Company and
                                                  the President of the Company's Hospital
                                                  Services division
Paul J. Quiner............................  45    Senior Vice President, General Counsel and
                                                  Secretary of the Company
Stephen A. George, M.D....................  51    Director
David R. Holbrooke, M.D...................  63    Director
Craig Macnab..............................  48    Director
David E. McDowell.........................  61    Director
John C. Pope..............................  55    Director
C. Christopher Trower.....................  56    Director
Jeffery W. Ubben..........................  43    Director

     Philip M. Pead has served as our Chairman, President and Chief Executive Officer since May 2003. He was named President and Chief Executive Officer in November 2000. He has also been a member of our Board of Directors since November 2000 and his current term expires at the 2005 annual meeting of stockholders. From August 1999 to November 2000, Mr. Pead served as our Executive Vice President and Chief Operating Officer. Mr. Pead joined our company in April 1997 as a senior executive in the hospital software business and formed our electronic transaction processing business segment in 1999. He served as President of the hospital software business from May 1997 until August 1999. From May 1996 to April 1997, Mr. Pead was employed by Dun & Bradstreet Software as a senior executive, with responsibility for international operations.

     Chris E. Perkins has served as our Executive Vice President and Chief Financial Officer since February 2001. From April 2000 to February 2001, Mr. Perkins served as Senior Vice President of Corporate Development. Prior to joining our company in April 2000, Mr. Perkins held various executive management positions with AGCO Corporation, a company specializing in manufacturing and distributing agricultural equipment. He was appointed as AGCO's Chief Financial Officer in January 1996, after serving as Vice President of Finance and Administration for the Europe, Africa and Middle East division and in various roles within corporate development. In July 1998, Mr. Perkins was named Vice President of AGCO's parts division, a $500 million global business unit, for which he was responsible for all operations. Mr. Perkins also spent seven years in public accounting with Arthur Andersen LLP.

     Philip J. Jordan has served as President of the Hospital Services division since August 2003. In this position, Mr. Jordan is responsible for the entire operations of the Hospital Services division. Prior to joining our company in August 2003, Mr. Jordan led Kelvick Ltd., an investment and management consulting company that he founded in 2002. From 2000 to 2002, he was Chief Executive Officer of SmartStream Technologies Ltd., a company specializing in "straight through processing" solutions for the banking industry. Mr. Jordan also has held positions at Geac Computers Ltd. overseeing its operations in Europe, Africa, Middle East and Latin America. He also has held various leadership positions with software and services companies that include Pilot Executive Software, TECS Ltd., and Comshare Computers Ltd.

     Paul J. Quiner has served as our Senior Vice President, General Counsel and Secretary since May 2001. Prior to joining our company, Mr. Quiner was a private investor from January 2000 to May 2001. He served as Senior Vice President, Mergers & Acquisitions of Coram Healthcare Corporation, a company specializing in home infusion therapies, from July 1998 to December 1999. Prior to serving in that position, he had six years of experience in Coram's legal department, including service from March 1995 to July 1998 as Senior Vice President and General Counsel. Prior to joining Coram, Mr. Quiner was a partner in the law firm of Alston & Bird LLP, where he specialized in healthcare, medical malpractice defense, media and general corporate litigation.

     Stephen A. George has served as a member of our Board of Directors since 2002 and his current term expires at the 2005 annual meeting of stockholders. Dr. George is the President of Medvice, Inc., a provider of advisory services and investment capital to healthcare and technology companies and has held that position since October 1998. He serves as Clinical Assistant Professor at the University of Washington in the Department of Health Services. Dr. George also held the positions of Chairman and Chief Executive Officer of NexCura, Inc. from September 2000 through May 2002. NexCura is a software development, medical informatics and e-communications firm which serves the treatment decision support needs of patients suffering from chronic diseases. From June 1993 to July 1998, Dr. George held the positions of Chairman and Chief Executive Officer of First Physician Care, Inc., a privately held physician practice management company that he founded in 1993, which was sold to a publicly-held physician practice management company in 1998.

     David R. Holbrooke has served as a member of our Board of Directors since 1994 and his current term expires at the 2005 annual meeting of stockholders. Dr. Holbrooke has been the President and Chief Executive Officer of Advocates Rx, Inc., a medical management and healthcare venture development company, since 1995. From 1983 to 1995, Dr. Holbrooke served as President and Chief Executive Officer of Holbrooke & Associates. Dr. Holbrooke has a 33-year history of entrepreneurship, management, medical practice, and new business development experience in the healthcare services industry. He currently is active as a board member and investor in several privately held healthcare companies.

     Craig Macnab has served as a member of our Board of Directors since 2002 and his current term expires at the 2005 annual meeting of stockholders. Mr. Macnab is the Chief Executive Officer of Commercial Net Lease Realty, Inc. (NYSE: NNN), an equity real estate investment trust or REIT. From April 2000 until March 2003, Mr. Macnab was the Chief Executive Officer of JDN Realty Corporation, an Atlanta-based REIT specializing in the development and management of retail shopping centers. From 1997 to 1999, Mr. Macnab was the President of Tandem Capital, a venture capital firm that provided growth capital, primarily mezzanine debt, to small public companies. Mr. Macnab's prior experience includes having been an investment banker for seven years at Lazard Freres & Co. in New York and six years at J.C. Bradford & Co., where he was co-head of the merger and acquisition department. Mr. Macnab also serves on the Board of Directors of Developers Diversified Realty Corporation, a self-administered and self-managed REIT operating as a fully integrated real estate company that acquires, develops, leases and manages shopping centers.

     David E. McDowell has served as a member of our Board of Directors since 1996 and his current term expires at the 2005 annual meeting of stockholders. Mr. McDowell is our former Chairman and Chief Executive Officer. He served as Chairman of the Board from October 1996 to May 2003, and as Chief Executive Officer of the Company from October 1996 to July 1998. From 1992 to 1996, he was President, Chief Operating Officer and a director of McKesson Corporation. Prior to 1992, Mr. McDowell served for over 25 years as a senior executive at IBM, including as a Vice President and President of the National Services Division.

     John C. Pope has served as a member of our Board of Directors since 1997 and his current term expires at the 2005 annual meeting of stockholders. Mr. Pope has been Chairman of PFI Group, LLC, a private investment group, since July 1994. From December 1995 to November 1999, Mr. Pope was Chairman of the Board of MotivePower Industries, Inc., a manufacturer of locomotives and locomotive components. Prior to joining MotivePower Industries, Inc., Mr. Pope served in various capacities with

United Airlines and its parent, UAL Corporation, including as a Director, Vice Chairman, President, Chief Operating Officer, Chief Financial Officer, and Executive Vice President, Marketing and Finance. Prior to that time, he served as Senior Vice President of Finance, Chief Financial Officer and Treasurer for American Airlines and its parent, AMR Corporation. He also serves on the Board of Directors of Air Canada, CNF, Inc., Dollar Thrifty Automotive Group Inc., Federal-Mogul Corporation, Kraft Foods, Inc., R.R. Donnelley & Sons Company and Waste Management, Inc. Mr. Pope will resign as a director of Air Canada and Federal-Mogul Corporation upon each such corporation emerging from reorganization proceedings, which is anticipated to occur for each corporation in the latter half of 2004.

     C. Christopher Trower has served as a member of our Board of Directors since 1997 and his current term expires at the 2005 annual meeting of stockholders. Mr. Trower, a member of the Georgia and Kentucky bars, is engaged in the private practice of law. Since June 1997, he has been the owner of the Atlanta law firm of electriclaw.com. From 1988 to June 1997, Mr. Trower was a partner in the Atlanta law firm of Sutherland, Asbill & Brennan.

     Jeffrey W. Ubben has served as a member of our Board of Directors since 2003 and his current term expires at the 2005 annual meeting of stockholders. Mr. Ubben is a founder and Managing Partner of VA Partners, L.L.C., an investment partnership. From 1995 to 2000, Mr. Ubben was a Managing Partner of Blum Capital. Prior to that, he was a portfolio manager for Fidelity Investments from 1987 to 1995. Mr. Ubben is also a member of the Board of Directors of Mentor Corporation and Martha Stewart Living Omnimedia, Inc.

NON-EMPLOYEE DIRECTORS' COMPENSATION

     We maintain a non-employee director compensation plan, which is intended to compensate non-employee members of the Board fairly for their talents and time spent on behalf of our company. The plan provides both cash and equity compensation. The cash compensation consists of an annual retainer for Board membership in the amount of $16,000, and a fee in the amount of $1,000 for each Board meeting attended. In addition, the Lead Independent Director and the Board committee chairmen receive annual retainers, and the members of the committees including the committee chairmen receive fees for each committee meeting attended. The annual retainer for the Lead Independent Director is $32,000, the annual retainer for the Audit Committee chair is $4,000, the annual retainer for the Compensation Committee chair is $3,000, and the annual retainer for the other committee chairs is $2,000. The Audit Committee meeting fee is $2,000 per meeting attended, and the meeting fee for the other committees is $1,000 per meeting attended.

     We reimburse each director for out-of-pocket expenses associated with each Board or committee meeting attended and for each other business meeting at which we have requested the director's presence.

     Non-employee directors may elect to defer receipt and taxation of their cash fees and retainers by participating in our Deferred Stock Unit Plan, under which each of our non-employee directors and certain selected key employees are permitted to defer cash compensation in the form of deferred stock units, each of which is deemed to be equivalent to one share of common stock. At a designated future distribution date selected by the participant, the stock units accumulated in the participant's account under the Deferred Stock Unit Plan will be distributed in the form of common stock, and will be taxable to the participant at that time based on the fair market value of the common stock.

     As of September 14, 2004, the non-employee directors participating in the Deferred Stock Unit Plan and the total deferred stock units accumulated by each of them were as follows:

NAME                                                           DEFERRED STOCK UNITS
----                                                           --------------------
Stephen A. George, M.D......................................           3,586
Craig Macnab................................................          11,839
John C. Pope................................................          34,501
C. Christopher Trower.......................................          32,184

     The equity compensation under the non-employee director compensation plan consists of an initial grant of 10,000 stock options (upon first election or appointment to the Board) and an annual grant of 10,000 stock options for each year of service thereafter. Such options are granted under the Amended and Restated Per-Se Technologies, Inc. Non-Employee Director Stock Option Plan, which we refer to in this prospectus as the "Director Stock Option Plan".

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our Board of Directors has a Compensation Committee, which is composed of Jeffrey W. Ubben, Chairman, Stephen A. George, M.D., David R. Holbrooke, M.D., John C. Pope, and C. Christopher Trower. Each member of the Compensation Committee is an independent director, as independence is defined in NASD Rule 4200(a)(15), and is an "outside director" as provided for in Section 162(m) of the Code. There are no "interlocks," as defined by the SEC, with respect to any member of the Compensation Committee.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning compensation paid or accrued by us to or on behalf of our Chief Executive Officer and our four other most highly compensated executive officers as of December 31, 2003, which we refer to in this prospectus as the named executive officers, for 2003, 2002 and 2001.

                           SUMMARY COMPENSATION TABLE

                                              ANNUAL COMPENSATION               LONG-TERM COMPENSATION
                                     -------------------------------------   -----------------------------
                                                                OTHER                           SECURITIES
                                                               ANNUAL        RESTRICTED STOCK   UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITIONS  YEAR    SALARY     BONUS     COMPENSATION(1)      AWARDS(2)        OPTIONS     COMPENSATION(3)
----------------------------  ----   --------   --------   ---------------   ----------------   ----------   ---------------
Philip M. Pead..............  2003   $365,385   $108,000            --                 --             --         $13,896
  Chairman, President and     2002    353,077    176,539            --           $109,663             --          12,870
  Chief Executive Officer     2001    310,000    219,325            --                 --        875,000          12,065
Chris E. Perkins............  2003    250,000    222,000(4)                        14,375             --          15,749
  Executive Vice President    2002    250,000    115,000        37,599             70,097             --          14,592
  and Chief Financial
    Officer                   2001    243,846    140,194            --                 --        375,000          10,639
Frank B. Murphy(5)..........  2003    250,000     13,500            --                 --             --           6,514
  President of the Company's  2002    250,000    106,600            --             21,308             --           5,770
  Physician Services
    Division                  2001    225,962    170,465            --                 --        275,000           5,370
Philip J. Jordan............  2003    102,981(6)   82,385(7)     119,014               --        290,000           1,620
  President of the Company's  2002         --         --            --                 --             --              --
  Hospital Services Division  2001         --         --            --                 --             --              --
Paul J. Quiner..............  2003    205,000     65,600            --                 --             --           5,415
  Senior Vice President       2002    194,038     58,093            --                 --         25,000           5,797
  and General Counsel         2001    103,729     44,033            --                 --        100,000           5,264

---------------

(1) In accordance with rules of the SEC, amounts of perquisites and other personal benefits that did not exceed the lesser of $50,000 or 10% of the named executive officer's total annual salary and bonus have been omitted. The amount shown for Mr. Perkins for 2002 includes reimbursement of $12,610 for an apartment maintained until October 2002 near our headquarters, and $13,086 for automobile expenses. The amount shown for Mr. Jordan reflects a payment made to assist Mr. Jordan in relocating himself and his family from London, England to Atlanta, Georgia.

(2) Represents enhancement bonuses paid in the form of unvested deferred stock units (restricted stock equivalents) granted under the Deferred Stock Unit Plan, which vest at the rate of 20% each year over a period of five years. Any dividend equivalents paid on such units would be converted to additional deferred stock units that vest on the same schedule as the units with respect to which they were granted. As of December 31, 2003, the aggregate unvested deferred stock units held by each of the named executive officers was as follows: 7,179 units valued at $109,842 for Mr. Pead; 6,380 units valued at $97,608 for Mr. Perkins; and 1,395 units valued at $21,343 for Mr. Murphy. No units were held by Mr. Jordan or Mr. Quiner.

(3) Includes amounts paid by us on behalf of each named executive officer for matching 401(k) plan contributions, and life, dental, medical, vision and/or short-term disability insurance premiums. Our company's contributions under the 401(k) plan for the 2003 fiscal year were $6,000 for each of Messrs. Pead, Perkins and Murphy. No such contributions were made to Mr. Jordan or Mr. Quiner. The amount of life, dental, medical, vision and/or short-term disability insurance premiums paid for each of the named executive officers for the 2003 fiscal year was as follows: $7,896 for Mr. Pead, $9,749 for Mr. Perkins, $514 for Mr. Murphy, $1,620 for Mr. Jordan and $5,415 for Mr. Quiner.

(4) Includes a $150,000 payment made in satisfaction of an outstanding signing compensation obligation under Mr. Perkins' employment agreement.

(5) Effective April 8, 2004, Mr. Murphy's employment agreement with us was amended and restated to provide that he would no longer serve as an officer of our company but would continue as an employee of our company on a part-time basis. Mr. Murphy's employment with us ended in August 2004.

(6) Reflects salary payments commencing as of the date of Mr. Jordan's employment by us in July 2003. Mr. Jordan's base salary is $225,000 per year.

(7) Reflects non-discretionary 2003 incentive compensation paid to Mr. Jordan pursuant to the terms of his employment agreement.

STOCK OPTION GRANTS

     None of the named executive officers were granted any stock options during 2003, except Philip J. Jordan, in connection with his employment as the President of our Hospital Services Division. The following table sets forth information with respect to the stock options granted to Mr. Jordan during 2003.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                  INDIVIDUAL GRANTS
                                 ---------------------------------------------------
                                               PERCENT OF                               POTENTIAL REALIZABLE VALUE
                                 NUMBER OF       TOTAL                                  AT ASSUMED ANNUAL RATES OF
                                 SECURITIES     OPTIONS                                STOCK PRICE APPRECIATION FOR
                                 UNDERLYING    GRANTED TO     EXERCISE                        OPTION TERM(2)
                                  OPTIONS     EMPLOYEES IN   PRICE (PER   EXPIRATION   -----------------------------
                                  GRANTED         2003       SHARE)(1)       DATE           5%              10%
                                 ----------   ------------   ----------   ----------   -------------   -------------
Philip J. Jordan...............   290,000         42.3%        $13.51      8/07/14      $2,783,039      $7,260,325

---------------

(1) All options were granted at an exercise price equal to the fair market value of the common stock on the date of grant. Such options may not be exercised later than 11 years, or earlier than six months, after the original date of grant.

(2) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall market conditions. The amounts reflected in this table may not necessarily be achieved.

STOCK OPTION EXERCISES

     None of the named executive officers exercised any stock options during 2003. The table below shows the number of shares of Common Stock covered by both exercisable and unexercisable stock options held by the named executive officers as of December 31, 2003. The table also reflects the values for in-the-money options based on the positive spread between the exercise price of such options and the last reported sale price of the common stock on December 31, 2003.

         AGGREGATED OPTION EXERCISES IN 2003 AND YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                               NUMBER OF                        OPTIONS AT                  MONEY OPTIONS AT
                             COMMON SHARES                   DECEMBER 31, 2003              DECEMBER 31, 2003
                              ACQUIRED ON     VALUE     ---------------------------   -----------------------------
NAME                           EXERCISE      REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----                         -------------   --------   -----------   -------------   ------------   --------------
Philip M. Pead.............        --            --       780,001        524,997       $5,741,027      $4,489,249
Chris E. Perkins...........        --            --       276,670        198,330        2,511,639       1,712,586
Frank B. Murphy............        --            --       290,002        164,997        2,467,766       1,410,889
Philip J. Jordan...........        --            --            --        290,000               --         519,390
Paul J. Quiner.............        --            --        75,001         49,999          670,899         394,676

EMPLOYMENT AGREEMENTS

     In November 2000, in connection with his promotion to President and Chief Executive Officer of our company, we entered into a three-year employment agreement with Philip M. Pead, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Pead will be paid a base salary of $310,000 per year, subject to adjustments in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 100% of his base salary, payable at the discretion of the Board. Upon early termination of Mr. Pead's employment other than for cause or by Mr. Pead for "good reason," Mr. Pead is entitled to severance consideration equal to two years of salary continuation at his then current salary level, but without the right to receive any incentive bonus payments, and two years of health and welfare benefits continuation. In the event Mr. Pead's employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to two years of salary and benefits, including incentive bonus payments. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity or certain changes in the composition of the Board. In all such events of termination, Mr. Pead is entitled to a tax equalization payment with respect to any tax that may be imposed by Section 4999 of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Code. We also agreed to loan Mr. Pead the amount of $250,000 to purchase shares of common stock, and Mr. Pead used that amount in November 2000 to purchase an aggregate of 74,000 shares of common stock. The loan is evidenced by a promissory note executed by Mr. Pead and secured by those shares. Its terms are described herein under the caption "Certain Relationships and Related Transactions." In May 2003, in connection with Mr. Pead's election as Chairman of the Board, the employment agreement was amended to extend its term for three years, to increase his base salary to $375,000, and to provide that he is eligible for a bonus payment of up to 130% of his base salary. In December 2003, as a result of the Board's evaluation of Mr. Pead's performance during 2003 and a review by the Compensation Committee of his compensation, Mr. Pead's base salary was increased to $425,000, effective as of January 1, 2004.

     In April 2000, we and Chris E. Perkins, then our Senior Vice President, Corporate Development, entered into a three-year employment agreement, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Perkins will be paid a base salary of $230,000 per year, subject to adjustments in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 80% of his base salary, payable at the discretion of the Board. Upon early termination of Mr. Perkins' employment other than for cause or by Mr. Perkins for "good reason," Mr. Perkins is entitled to elect severance consideration equal to the greater of two years of salary or his then current monthly salary multiplied by the number of months remaining in the initial term of the agreement, in each case excluding any incentive bonus payments, plus benefit continuation for the lesser of eighteen months and the number of months remaining in the initial term of the agreement. In the event Mr. Perkins' employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to two years of salary, including incentive bonus payments. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity or certain changes in the composition of the Board. Mr. Perkins also received options to purchase up to 100,000 shares of common stock, and a commitment from us to provide $150,000 to Mr. Perkins as signing compensation to be earned upon the completion of two years of service with us. In February 2001, in connection with his promotion to our Executive Vice President and Chief Financial Officer, the employment agreement was amended to increase Mr. Perkins' base salary to $250,000, and to provide for Mr. Perkins to receive options to purchase an additional 100,000 shares of common stock. As provided in the agreement, the term thereof has continued in effect beyond the initial three-year term for successive one-year terms. The current term of the agreement extends to April 2, 2005. Beginning with our 2003 incentive compensation plan, Mr. Perkins is eligible for a bonus payment of up to 100% of his base salary. His base salary beginning effective January 1, 2004, is $300,000 per year.

     In July 2003, we and Philip J. Jordan, a Senior Vice President of our company and President of our Hospital Services Division, entered into a one-year employment agreement, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Jordan will be paid a base salary of $225,000 per year subject to adjustments by any increases given in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 80% of his base salary, payable at the discretion of the Board; however, his incentive compensation for 2003 was not discretionary but was instead payable pro-rated based on the number of months he was employed by us during 2003. Upon early termination of Mr. Jordan's employment other than for cause or by Mr. Jordan for "good reason," Mr. Jordan is entitled to receive a severance payment equal to his then current monthly salary multiplied by the greater of the number of months remaining in the term of the agreement or twelve, in each case excluding any incentive bonus payments, and he is also entitled to continuation of certain health and welfare benefits. In the event Mr. Jordan's employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to one year of salary continuation at his then current base salary, or the payments due and owing to him under the remaining term of the agreement, whichever is greater. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity. Mr. Jordan also received options to purchase up to 290,000 shares of common stock.

     In May 2001, we and Paul J. Quiner, our Senior Vice President and General Counsel, entered into a two-year employment agreement, which contains certain non-competition, non-solicitation and change in control provisions. That agreement provides that Mr. Quiner will be paid a base salary of $190,000 per year subject to adjustments by any increases given in the normal course of business, and that he is eligible for an annual incentive compensation payment of up to 60% of his base salary, payable at the discretion of the Board. Upon early termination of Mr. Quiner's employment other than for cause or by Mr. Quiner for "good reason," Mr. Quiner is entitled to receive a severance payment equal to his then current monthly salary multiplied by the greater of the number of months remaining in the term of the agreement or twelve, in each case excluding any incentive bonus payments, and he is also entitled to continuation of certain health and welfare benefits. In the event Mr. Quiner's employment is terminated in connection with a change in control, he is entitled to receive a severance payment equal to one year of salary continuation at his then current base salary, or the payments due and owing to him under the remaining term of the agreement, whichever is greater. A change in control is generally defined in the agreement as any consolidation, merger, reorganization or other transaction in which we are not the surviving entity. Mr. Quiner also received options to purchase up to 100,000 shares of common stock. As provided in the agreement, the term thereof has continued in effect beyond the initial two-year term for successive one-year terms. The current term of the agreement extends to May 31, 2005. Beginning with our 2003 incentive compensation plan, Mr. Quiner is eligible for a bonus payment of up to 80% of his base salary. His base salary beginning effective January 1, 2004, is $225,000 per year.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Set forth below is certain information as of December 31, 2003, regarding an outstanding loan made in November 2000 pursuant to the employment agreement between us and Philip M. Pead.

                                                       LARGEST AGGREGATE AMOUNT   BALANCE AS
NAME AND POSITION            NATURE OF INDEBTEDNESS      OUTSTANDING IN 2003      OF 9/14/04   INTEREST
-----------------            -----------------------   ------------------------   ----------   --------
Philip M. Pead, Chairman,
  President and Chief
  Executive Officer........  common stock purchase(1)          $250,000            $250,000      (2)

---------------

(1) The loan is secured by an aggregate of 74,000 shares of our common stock, and is payable in full upon the earlier to occur of the termination of Mr. Pead's employment or the sale of all or any part of those shares.

(2) The terms of the loan provide that any overdue payment shall bear interest at a rate equal to the rate of interest then imputed by the Internal Revenue Service plus 4% per annum, or the maximum rate permitted by law, whichever is lower, but such terms do not otherwise require the payment of interest.

INDEMNIFICATION AGREEMENTS WITH CERTAIN OFFICERS AND DIRECTORS

     David E. McDowell, a member of our Board of Directors and our former Chairman and Chief Executive Officer, is party to an agreement with us pursuant to which we have agreed to indemnify and hold him harmless to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or to such greater extent as such law may subsequently be amended.

                             PRINCIPAL STOCKHOLDERS

DIRECTOR AND EXECUTIVE OFFICER COMMON STOCK OWNERSHIP

     The following table sets forth certain information regarding the beneficial ownership of common stock, as of September 14, 2004, by (i) each of our directors; (ii) our named executive officers, as defined herein under the caption "Management -- Executive Compensation", except Mr. Murphy, who is no longer employed with us; and (iii) such directors and all executive officers as a group. As of September 14, 2004 there were 30,109,298 shares of our common stock issued and outstanding.

NAME                                                          BENEFICIAL OWNERSHIP   PERCENT OF CLASS
----                                                          --------------------   ----------------
Stephen A. George, M.D......................................          33,586(2)               *
David R. Holbrooke, M.D.....................................         157,163(3)               *
Craig Macnab................................................          41,839(4)               *
David E. McDowell...........................................       1,193,151(5)             4.0%
Philip M. Pead..............................................       1,102,535(6)             3.7%
John C. Pope................................................         101,498(7)               *
C. Christopher Trower.......................................          89,202(8)               *
Jeffrey W. Ubben............................................       5,382,240(9)            17.9%
Chris E. Perkins............................................         390,148(10)            1.3%
Philip J. Jordan............................................          58,000(11)              *
Paul J. Quiner..............................................         114,334(12)              *
All executive officers and directors as a group (11
  persons)..................................................       8,663,696(13)           28.8%

---------------

  * Beneficial ownership represents less than 1% of the outstanding common stock.

 (1) Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities which that person has the right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic or pecuniary interest. Except as set forth in the footnotes below, the persons named above have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them.

 (2) Includes 30,000 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Also includes 3,586 deferred stock units credited under the Deferred Stock Unit Plan.

 (3) Includes 500 shares held in a bank account for the benefit of Dr. Holbrooke's son. Also includes 56,663 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan.

 (4) Includes 30,000 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Also includes 11,839 deferred stock units credited under the Deferred Stock Unit Plan.

 (5) Includes 7,100 shares held in a trust for Mr. McDowell's son. Also includes 725,041 shares that are not currently outstanding, but which may be acquired under the Second Amended and Restated Per-Se Technologies, Inc. Stock Option Plan, as amended, which we refer to in this prospectus as the Executive Stock Option Plan.

 (6) Includes 2,716 shares held by family members, for which Mr. Pead disclaims beneficial ownership. Also includes 955,000 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan, and 17,948 deferred stock units credited under the Deferred Stock Unit Plan.

 (7) Includes 55,331 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Also includes 34,501 deferred stock units credited under the Deferred Stock Unit Plan.

 (8) Includes 1,883 shares held by family members, for which Mr. Trower disclaims beneficial ownership. Also includes 54,665 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan, and 32,184 deferred stock units credited under the Deferred Stock Unit Plan.

 (9) Includes 10,000 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Also includes 5,372,240 shares beneficially owned by VA Partners, L.L.C. as general partner of ValueAct Capital Partners, L.P. and ValueAct Capital Partners II, L.P., and as investment advisor of ValueAct Capital International, Ltd. Mr. Ubben is attributed beneficial ownership of these shares as a managing partner of VA Partners, L.L.C., but disclaims beneficial ownership except to the extent of his pecuniary interest in each fund.

(10) Includes 365,002 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan. Also includes 24,479 deferred stock units credited under the Deferred Stock Unit Plan.

(11) Consists of 58,000 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan.

(12) Includes 113,334 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan.

(13) Includes 236,659 shares that are not currently outstanding, but which may be acquired under the Director Stock Option Plan. Includes 2,216,377 shares that are not currently outstanding, but which may be acquired under the Executive Stock Option Plan. Includes 124,537 deferred stock units credited under the Deferred Stock Unit Plan.

OTHER PRINCIPAL STOCKHOLDERS

     The table below sets forth certain information concerning each person known to the Board to be a beneficial owner, as such term is defined by the rules of the SEC, of more than 5% of the outstanding shares of our common stock.

                                                              SHARES BENEFICIALLY
NAME AND ADDRESS                                                   OWNED (1)        PERCENT OF CLASS
----------------                                              -------------------   ----------------
VA Partners, L.L.C., and affiliates(2)......................       5,372,240              17.9%
  435 Pacific Avenue, Fourth Floor, San Francisco, CA 94133
Regan Partners, L.P.(3).....................................       1,656,500              5.24%
  32 East 57th Street, 20th Floor, New York, NY 10022
Basil P. Regan(4)...........................................       2,795,634              8.84%
  c/o Regan Partners, L.P., 32 East 57th Street, 20th Floor,
  New York, NY 10022
FMR Corp.(5)................................................       3,312,062             11.02%
  82 Devonshire Street, Boston, MA 02109

---------------

(1) See Note (1) under "Director and Executive Officer Common Stock Ownership."

(2) The number of shares reported was derived from a Schedule 13F-HR filed on August 10, 2004 by VA Partners, L.L.C, or VA Partners. Shares reported as being beneficially owned by VA Partners are also beneficially owned in whole or in part by its affiliates ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P., ValueAct Capital International, Ltd., Jeffrey W. Ubben, George F. Hamel, Jr. and Peter H. Kamin.

(3) The number of shares reported was derived from a Schedule 13G/A filed on July 14, 2004 by Regan Partners, L.P. and Basil P. Regan. Regan Partners, L.P. reports that it has shared voting power and shared dispositive power over the 1,656,500 shares.

(4) The number of shares reported was derived from a Schedule 13G/A filed on July 14, 2004 by Regan Partners, L.P. and Basil P. Regan. Mr. Regan reports that he has sole voting power and sole dispositive power over 309,901 shares and he has shared voting power and shared dispositive power over 2,795,634 shares.

(5) The number of shares reported and the information included in this footnote were derived from a Schedule 13G filed on September 10, 2004 by FMR Corp., or FMR. Edward C. Johnson, III, as Chairman of FMR, and Abigail Johnson, as a Director of FMR, are deemed beneficial owners of the 3,312,062 shares of our common stock and jointly executed the Schedule 13G. FMR reports that it has sole voting power over 906,162 shares and sole dispositive power over 3,312,062 shares. FMR also reports that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, our shares of common stock. Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR and a registered investment adviser. Fidelity is the beneficial owner of 2,417,080 shares or 8.04% of our outstanding common stock as a result of acting as investment adviser to various investment companies, or the Fidelity Funds. The ownership of one such investment company, Fidelity Small Cap Stock Fund, amounted to 2,015,500 shares or 6.70% of our total outstanding common stock. Mr. Johnson and FMR, through its control of Fidelity, each has sole power to dispose of 2,417,080 shares owned by the Fidelity Funds. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees. Fidelity Management Trust Company, or FMTC, a wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Exchange Act, is the beneficial owner of 893,482 shares or 2.97% of our outstanding common stock as a result of serving as investment manager of institutional account(s). Mr. Johnson and FMR, through its control of FMTC, each has sole dispositive power over 893,482 shares and sole power to vote or to direct the voting of 893,482 shares owned by the institutional account(s).

                                   LEGAL MATTERS

     The opinion of counsel as to the validity of the debentures and the common stock issuable upon conversion of the debentures will be given by Paul J. Quiner, our Senior Vice President and General Counsel. As of the date hereof, Mr. Quiner beneficially owns 114,334 shares of our common stock.

                                    EXPERTS

     Our consolidated financial statements and schedule as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We filed a registration statement on Form S-1 with the SEC with respect to the registration of the debentures and common stock offered for sale with this prospectus. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at their public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

     Our common stock is quoted on the Nasdaq National Market under the symbol "PSTI," and our SEC filings can also be read at the following address:

         Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

     Our SEC filings are also available to the public at our Internet website at http://www.per-se.com.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

                           Per-Se Technologies, Inc.
                             1145 Sanctuary Parkway
                                   Suite 200
                              Alpharetta, GA 30004
                             Phone: (770) 237-7827

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED FINANCIAL STATEMENTS
Consolidated Balance Sheets, June 30, 2004 and December 31,
  2003......................................................    F-2
Consolidated Statements of Income (unaudited) for the six
  months ended June 30, 2004 and 2003.......................    F-3
Consolidated Statements of Cash Flows (unaudited) for the
  six months ended June 30, 2004 and 2003...................    F-4
Notes to Consolidated Financial Statements (unaudited)......    F-5
AUDITED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm.....   F-16
Consolidated Balance Sheets, December 31, 2003 and December
  31, 2002..................................................   F-17
Consolidated Statements of Operations for the years ended
  December 31, 2003, 2002 and 2001..........................   F-18
Consolidated Statements of Cash Flows for the years ended
  December 31, 2003, 2002 and 2001..........................   F-19
Consolidated Statements of Stockholders' Deficit for the
  period from December 31, 2000 to December 31, 2003........   F-20
Notes to Consolidated Financial Statements..................   F-21

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               JUNE 30,     DECEMBER 31,
                                                                 2004           2003
                                                              -----------   ------------
                                                              (UNAUDITED)
                                                                (IN THOUSANDS, EXCEPT
                                                                   PAR VALUE DATA)
CURRENT ASSETS:
  Cash and cash equivalents.................................   $   9,698     $  25,271
  Restricted cash...........................................          63            66
                                                               ---------     ---------
    Total cash and cash equivalents.........................       9,761        25,337
  Accounts receivable, billed (less allowances of $3,399 and
    $4,267 as of June 30, 2004, and December 31, 2003,
    respectively)...........................................      51,485        46,335
  Accounts receivable, unbilled (less allowances of $528 as
    of June 30, 2004, and December 31, 2003)................       1,294         1,613
  Lloyd's receivable........................................      14,650        17,405
  Other.....................................................       5,604         6,183
                                                               ---------     ---------
    Total current assets....................................      82,794        96,873
Property and equipment, net of accumulated depreciation.....      15,448        16,434
Goodwill, net of accumulated amortization...................      32,549        32,549
Other intangible assets, net of accumulated amortization....      20,543        19,787
Other.......................................................       5,415         5,881
Assets of discontinued operations, net......................          --           129
                                                               ---------     ---------
    Total assets............................................   $ 156,749     $ 171,653
                                                               =========     =========
CURRENT LIABILITIES:
  Accounts payable..........................................   $   4,388     $   6,587
  Accrued compensation......................................      18,764        18,102
  Accrued expenses..........................................      16,433        19,037
  Current portion of long-term debt.........................          --        12,500
                                                               ---------     ---------
                                                                  39,585        56,226
  Deferred revenue..........................................      22,093        20,334
                                                               ---------     ---------
    Total current liabilities...............................      61,678        76,560
Long-term debt..............................................     125,000       109,375
Other obligations...........................................       3,993         2,908
Liabilities of discontinued operations......................          --           422
                                                               ---------     ---------
    Total liabilities.......................................     190,671       189,265
                                                               ---------     ---------
STOCKHOLDERS' DEFICIT:
  Preferred stock, no par value, 20,000 authorized; none
    issued..................................................          --            --
  Common stock, voting, $0.01 par value, 200,000 authorized,
    32,030 and 31,322 issued and outstanding as of June 30,
    2004, and December 31, 2003, respectively...............         320           313
  Common stock, non-voting, $0.01 par value, 600 authorized;
    none issued.............................................          --            --
  Paid-in capital...........................................     791,563       786,297
  Warrants..................................................       1,495         1,495
  Accumulated deficit.......................................    (801,855)     (805,286)
  Treasury stock at cost, 2,120 and 122 as of June 30, 2004,
    and December 31, 2003, respectively.....................     (26,417)       (1,303)
  Deferred stock unit plan obligation.......................       1,418         1,303
  Accumulated other comprehensive loss......................        (446)         (431)
                                                               ---------     ---------
    Total stockholders' deficit.............................     (33,922)      (17,612)
                                                               ---------     ---------
    Total liabilities and stockholders' deficit.............   $ 156,749     $ 171,653
                                                               =========     =========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Revenue.....................................................  $172,742    $167,454
                                                              --------    --------
Salaries and wages..........................................   101,199      96,235
Other operating expenses....................................    47,150      45,220
Depreciation................................................     4,090       4,865
Amortization................................................     3,647       3,624
Other expenses..............................................     6,499          --
                                                              --------    --------
  Operating income..........................................    10,157      17,510
Interest expense............................................     4,073       8,661
Interest income.............................................      (244)       (166)
Loss on extinguishment of debt..............................     5,896         221
                                                              --------    --------
  Income before income taxes................................       432       8,794
Income tax expense..........................................       212         660
                                                              --------    --------
  Income from continuing operations.........................       220       8,134
                                                              --------    --------
Discontinued operations (see Note 8)
     Loss from discontinued operations, net of
      tax -- Patient1.......................................       (18)     (1,108)
     Gain on sale of Patient1, net of tax...................     3,755          --
     Loss from discontinued operations, net of
      tax -- Business1......................................      (303)     (1,874)
     Loss on sale of Business1, net of tax..................      (130)         --
     Loss from discontinued operations, net of
      tax -- Other..........................................       (93)       (234)
                                                              --------    --------
                                                                 3,211      (3,216)
                                                              --------    --------
       Net income...........................................  $  3,431    $  4,918
                                                              ========    ========
Net income per common share -- basic:
     Income from continuing operations......................  $     --    $   0.26
     Loss from discontinued operations, net of
      tax -- Patient1.......................................        --       (0.04)
     Gain on sale of Patient1, net of tax...................      0.12          --
     Loss from discontinued operations, net of
      tax -- Business1......................................     (0.01)      (0.06)
     Loss on sale of Business1, net of tax..................        --          --
     Loss from discontinued operations, net of
      tax -- Other..........................................        --          --
                                                              --------    --------
       Net income per common share -- basic.................  $   0.11    $   0.16
                                                              ========    ========
Weighted average shares used in computing basic earnings per
  share.....................................................    31,530      30,205
                                                              ========    ========
Net income per common share -- diluted:
     (Loss) income from continuing operations...............  $     --    $   0.26
     Loss from discontinued operations, net of
      tax -- Patient1.......................................        --       (0.04)
     Gain on sale of Patient1, net of tax...................      0.11          --
     Loss from discontinued operations, net of
      tax -- Business1......................................     (0.01)      (0.06)
     Loss on sale of Business1, net of tax..................        --          --
     Loss from discontinued operations, net of
      tax -- Other..........................................        --          --
                                                              --------    --------
       Net income per common share -- diluted...............  $   0.10    $   0.16
                                                              ========    ========
Weighted average shares used in computing diluted earnings
  per share.................................................    33,831      31,452
                                                              ========    ========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              --------------------
                                                                2004        2003
                                                              ---------   --------
                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $   3,431   $  4,918
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      7,737      8,489
  Loss from discontinued operations.........................        544      3,216
  Gain on sale of discontinued operations and other.........     (3,755)        --
  Amortization of deferred financing costs..................        665        645
  Loss on extinguishment of debt............................      5,896        221
  Changes in assets and liabilities, excluding effects of
    acquisitions and divestitures:
    Restricted cash.........................................          3       (113)
    Accounts receivable, billed.............................     (5,150)    (4,931)
    Accounts receivable, unbilled...........................        319        682
    Accounts payable........................................     (2,217)     1,592
    Accrued compensation....................................        649     (2,229)
    Accrued expenses........................................        822     (1,419)
    Deferred revenue........................................      1,759        611
    Other, net..............................................       (345)    (1,446)
                                                              ---------   --------
      Net cash provided by continuing operations............     10,358     10,236
      Net cash used for discontinued operations.............       (512)    (5,593)
                                                              ---------   --------
      Net cash provided by operating activities.............      9,846      4,643
                                                              ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment.........................     (3,000)    (3,385)
Software development costs..................................     (2,529)    (1,697)
Net proceeds from sale of Patient1 and Business1, net of
  tax.......................................................      3,625         --
Proceeds from sale of property and equipment................          6          1
Acquisition, net of cash acquired...........................     (1,141)        --
Other.......................................................        (41)       (38)
                                                              ---------   --------
      Net cash used for continuing operations...............     (3,080)    (5,119)
      Net cash used for discontinued operations.............         --     (1,865)
                                                              ---------   --------
      Net cash used for investing activities................     (3,080)    (6,984)
                                                              ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings....................................    125,000         --
Treasury stock purchase.....................................    (24,999)        --
Proceeds from the exercise of stock options.................      5,258      1,139
Debt issuance costs.........................................     (5,723)        --
Payments of debt............................................   (121,875)   (15,020)
                                                              ---------   --------
      Net cash used for financing activities................    (22,339)   (13,881)
                                                              ---------   --------
CASH AND CASH EQUIVALENTS:
Net change..................................................    (15,573)   (16,222)
Balance at beginning of period..............................     25,271     46,748
                                                              ---------   --------
Balance at end of period....................................  $   9,698   $ 30,526
                                                              =========   ========
SUPPLEMENTAL DISCLOSURES:
Cash paid for:
  Interest..................................................  $   3,494   $  8,585
  Income taxes..............................................        194        228

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                SIX MONTHS ENDED JUNE 30, 2004 AND JUNE 30, 2003

NOTE 1 -- BASIS OF PRESENTATION

     The accompanying condensed consolidated financial statements (interim financial statements) include the accounts of Per-Se Technologies, Inc. and its subsidiaries ("Per-Se" or the "Company"). Intercompany accounts and transactions have been eliminated.

     These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information, the rules and regulations of the Securities and Exchange Commission for interim financial statements and accounting policies consistent, in all material respects, with those applied in preparing the Company's audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission ("SEC") on May 13, 2004 ("2003 Form 10-K"). These interim financial statements are unaudited but reflect all adjustments (consisting of normal recurring adjustments) management considers necessary for a fair presentation of the Company's financial position, operating results and cash flows for the interim periods presented. The information included in this report should be read in conjunction with the 2003 Form 10-K.

     The consolidated financial statements of the Company have been presented to reflect the former operations of the Hospital Services division's Patient1 clinical product line ("Patient1") and Business1-PFM patient accounting product line ("Business1") as discontinued operations. Patient1 was sold effective July 28, 2003, and Business1 was sold effective January 31, 2004. Additionally, the activity related to the Company's former Medaphis Services Corporation ("MSC") and Impact Innovations Group ("Impact") businesses, which were sold in 1998 and 1999, respectively, are also reflected as discontinued operations for all periods presented (refer to Note 8 for additional information).

NOTE 2 -- STOCK-BASED COMPENSATION PLANS

     At June 30, 2004, the Company has four stock-based compensation plans. The Company accounts for its stock-based compensation plans under Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). No significant stock-based compensation cost is reflected in the Company's Statements of Operations, as all options granted under those plans had an exercise price equal to the market value of the underlying Common Stock on the date of grant. The following table illustrates the effect on net income and net income per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to this stock-based compensation.

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net income as reported......................................   $ 3,431     $ 4,918
Deduct: total stock-based employee compensation expense
  determined under fair value based method for all awards,
  net of related tax effects................................   $(1,971)    $(2,507)
                                                               -------     -------
Pro forma net income........................................   $ 1,460     $ 2,411
                                                               =======     =======

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net income per common share:
  Basic -- as reported......................................   $  0.11     $  0.16
                                                               =======     =======
  Basic -- pro forma........................................   $  0.05     $  0.08
                                                               =======     =======
  Diluted -- as reported....................................   $  0.10     $  0.16
                                                               =======     =======
  Diluted -- pro forma......................................   $  0.04     $  0.08
                                                               =======     =======

NOTE 3 -- ADDITIONAL PROCEDURES

     As a result of allegations of improprieties made during 2003 and 2004, the Company's external auditors advised the Company and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, Consideration of Fraud in a Financial Statement Audit ("SAS No. 99"), which became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive.

     The Company recorded costs related to the additional procedures totaling approximately $6.5 million during the six months ended June 30, 2004, and included these costs in other expenses in the Company's Consolidated Statements of Operations. In segment reporting, these expenses are classified in the Corporate segment.

NOTE 4 -- REVENUE RECOGNITION

     The Physician Services division signed an agreement ("the Agreement") in 2004 with a customer to provide physician practice management services. Under the Agreement, Physician Services and the customer agreed to certain performance goals, or targeted increases in the net collections of the customer. The performance goals will be measured on a quarterly and annual basis through February 28, 2009. At each quarter and annual measurement period, Physician Services will determine if the targeted increase for that period has been achieved.

     If the Physician Services division does not achieve the targeted increase for a quarterly measurement period, revenue will be deferred in an amount equal to the amount by which Physician Services missed the target. Under the Agreement, this amount cannot exceed the amount of revenue generated in the quarterly measurement period. If Physician Services achieves the target for the measurement period, no revenue deferral would be required and Physician Services will record revenue as a percentage of the customer's net collections pursuant to its standard revenue recognition practice.

     If the Physician Services division does not achieve the targeted increase for an annual measurement period, Physician Services will be required to pay the customer for the amount of the cumulative quarterly shortfalls at the end of the annual measurement period. Conversely, if Physician Services has overachieved on the targeted increase, 100% of the overachievement can be used to reduce any such targeted increase in subsequent periods if the targeted increase is not achieved in any subsequent period.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTE 5 -- EARNINGS PER SHARE

     Basic earnings per share ("EPS") is calculated by dividing net income by the weighted average number of shares of Common Stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants. The following sets forth the computation of basic and diluted net income per share for the six months ended June 30, 2004 and 2003:

                                                                SIX MONTHS ENDED
                                                                    JUNE 30,
                                                              ---------------------
                                                                2004        2003
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net income..................................................   $ 3,431     $ 4,918
                                                               =======     =======
Common shares outstanding:
  Shares used in computing net income per common
     share -- basic.........................................    31,530      30,205
  Effect of potentially dilutive stock options and
     warrants...............................................     2,301       1,247
                                                               -------     -------
  Shares used in computing net income per common
     share -- diluted.......................................    33,831      31,452
                                                               =======     =======
Net income per common share:
  Basic.....................................................   $  0.11     $  0.16
                                                               =======     =======
  Diluted...................................................   $  0.10     $  0.16
                                                               =======     =======

     Options and warrants to purchase 1.7 million shares of Common Stock outstanding during the six months ended June 30, 2004, were excluded from the computation of diluted earnings per share because the exercise prices of the options and warrants were greater than the average market price of the common shares, and therefore, the effect would have been antidilutive. The conditions required for conversion of the Company's Convertible Subordinated debentures (see Note 10) have not been met, therefore, the Company did not assume conversion of the debentures in calculating diluted EPS for the six months ended June 30, 2004.

     Options and warrants to purchase 4.0 million shares of Common Stock outstanding during the six months ended June 30, 2003 were excluded from the computation of diluted earnings per share because the exercise prices of the options and warrants were greater than the average market price of the common shares, and therefore, the effect would have been antidilutive.

NOTE 6 -- FOREIGN CURRENCY TRANSLATION AND COMPREHENSIVE INCOME

     The functional currency of the Company's operations outside of the United States is the local country's currency. Consequently, assets and liabilities of operations outside the United States are translated into dollars using exchange rates at the end of each reporting period. Revenue and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported in accumulated other comprehensive loss. In the six month periods ended June 30, 2004 and 2003, the only component of other comprehensive loss was the net foreign currency translation.

                                                                SIX MONTHS
                                                              ENDED JUNE 30,
                                                              --------------
                                                              2004     2003
                                                              -----   ------
                                                              (IN THOUSANDS)
Net foreign currency translation............................  $(15)   $(139)

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTE 7 -- ACQUISITIONS

     On May 28, 2004, the Company entered into a five-year contract to provide print and mail services for a new customer. As part of the transaction, the Company purchased substantially all of the production assets and personnel of that customer's hospital and physician patient statement and paper claims print and mail business for cash consideration of approximately $1.1 million. In addition, the Company recorded acquisition liabilities of approximately $1.0 million associated with the transaction.

     The Company recorded the acquisition using the purchase method of accounting and, accordingly, has preliminarily allocated the purchase price to the assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $1.9 million of the purchase price was allocated to a finite-lived intangible asset with a five-year life. The remaining $0.2 million of the purchase price was allocated to tangible assets acquired. The operating results of the acquisition are included in the Company's Consolidated Statements of Operations from the date of acquisition in the Hospital Services division. The Company has not yet obtained all the information related to acquisition liabilities required to finalize the purchase price allocation.

     The pro-forma impact of this acquisition is immaterial to the financial statements of the Company and therefore has not been presented.

NOTE 8 -- DISCONTINUED OPERATIONS AND DIVESTITURES

     In June 2003, the Company announced that it agreed to sell Patient1 to Misys Healthcare Systems, a division of Misys plc ("Misys") for $30 million in cash. Patient1 was the Company's only clinical product line and its sale allowed the Company to better focus on optimizing reimbursement and improving administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. The Company recognized a gain on the sale of Patient1 of approximately $10.4 million, net of taxes of approximately $0.5 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. The Company and Misys entered into binding arbitration regarding the final closing adjustments and on May 21, 2004, the arbitrator awarded the Company approximately $4.3 million. On June 1, 2004, the Company received payment of approximately $4.5 million, which included interest of approximately $0.2 million. The Company recognized an additional gain on sale of approximately $3.8 million, net of taxes of approximately $0.2 million, when the cash payment was received.

     In September 2003, the Company initiated a process to sell Business1. As with the sale of Patient1, the discontinuance of Business1 allowed the Company to focus resources on solutions that provide meaningful, strategic returns for the Company, its customers and its shareholders. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), the Company wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense during 2003. The Company completed the sale of Business1 effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing.

     Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Patient1 and Business1 were formerly reported as part of the Hospital Services division.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Summarized operating results for the discontinued operations are as follows:

                                                      SIX MONTHS ENDED JUNE 30,
                                    -------------------------------------------------------------
                                                2004                            2003
                                    ----------------------------   ------------------------------
                                    PATIENT1   BUSINESS1   TOTAL   PATIENT1   BUSINESS1    TOTAL
                                    --------   ---------   -----   --------   ---------   -------
                                                           (IN THOUSANDS)
Revenue...........................    $ --       $ 106     $ 106   $13,080     $   170    $13,250
                                      ====       =====     =====   =======     =======    =======
Loss from discontinued operations
  before income taxes.............    $(18)      $(303)    $(321)  $(1,066)    $(1,874)   $(2,940)
Income tax expense................      --          --        --        42          --         42
                                      ----       -----     -----   -------     -------    -------
Loss from discontinued operations,
  net of tax......................    $(18)      $(303)    $(321)  $(1,108)    $(1,874)   $(2,982)
                                      ====       =====     =====   =======     =======    =======

     The major classes of assets and liabilities for the discontinued operations are as follows:

                                                                        AS OF
                                                          ---------------------------------
                                                          JUNE 30, 2004   DECEMBER 31, 2003
                                                          -------------   -----------------
                                                            BUSINESS1         BUSINESS1
                                                          -------------   -----------------
                                                                   (IN THOUSANDS)
Current assets..........................................      $  --             $129
Property and equipment..................................         --               --
Other long-term assets..................................         --               --
                                                              -----             ----
  Assets of discontinued operations.....................      $  --             $129
                                                              =====             ====
Current liabilities.....................................      $  --             $422
Deferred revenue........................................         --               --
Other long-term liabilities.............................         --               --
                                                              -----             ----
  Liabilities of discontinued operations................      $  --             $422
                                                              =====             ====

     On November 30, 1998, the Company completed the sale of its MSC business. In 1999, the Company completed the sale of both divisions of its Impact business.

     During the six months ended June 30, 2004 and 2003, the Company incurred expenses of approximately $0.1 million and $0.2 million, respectively, which were primarily legal costs, associated with MSC and Impact. Pursuant to APB Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions ("APB No. 30"), the consolidated financial statements of the Company are presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

NOTE 9 -- LEGAL MATTERS

  PENDING LEGAL MATTERS

     The Company is subject to claims, litigation and official billing inquiries arising in the ordinary course of its business. These matters include, but are not limited to, lawsuits brought by former customers with respect to the operation of the Company's business. The Company has also received written demands from customers and former customers that have not resulted in legal action. Within the Company's industry, federal and state civil and criminal laws govern medical billing and collection activities. These laws provide

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from federal and state healthcare payer programs.

     The Company believes that it has meritorious defenses to the claims and other issues asserted in pending legal matters; however, there can be no assurance that such matters or any future legal matters will not have an adverse effect on the Company. Amounts of awards or losses, if any, in pending legal matters have not been reflected in the financial statements unless probable and reasonably estimable.

  SETTLED LEGAL MATTERS

     On May 10, 2004, the Company reached a settlement with the Company's former insurance carrier, Certain Underwriters at Lloyd's of London (collectively "Lloyd's"). In the settlement, Lloyd's agreed to pay the Company $20 million in cash by July 9, 2004. Lloyd's also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the errors and omissions ("E&O") policies issued to the Company by Lloyd's. In exchange, the Company provided Lloyd's with a full release of all E&O and directors and officers and company reimbursement ("D&O") policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     As of the settlement date, the Company had an $18.3 million receivable from Lloyd's, of which approximately $4.9 million represented additional amounts to be paid by the Company under prior E&O settlements covered by Lloyd's. Effective on May 12, 2004, as a result of negotiations among the Company, Lloyd's, and a party to a prior E&O settlement with the Company, the Lloyd's settlement was amended to reduce by $3.8 million the additional amounts to be paid by the Company under the prior E&O settlements covered by Lloyd's. This amendment reduced the amount of cash payable by Lloyd's to the Company in the settlement from $20 million to $16.2 million, and reduced the amount of the Company's receivable from Lloyd's by $3.8 million. On July 7, 2004, pursuant to the settlement, as amended, Lloyd's paid the Company $16.2 million in cash. As of the payment date, the Company had an approximately $14.7 million receivable from Lloyd's and will recognize a gain of approximately $1.5 million on the settlement in the third quarter of 2004. The Company previously anticipated recognizing a gain of approximately $1.7 million. The actual gain of approximately $1.5 million reflects additional legal expenses of approximately $0.2 million incurred prior to the payment date associated with prior E&O claims.

NOTE 10 -- LONG-TERM DEBT

     On February 20, 1998, the Company issued $175 million of 9 1/2% Senior Notes due 2005 (the "Notes"). On March 17, 2003, the Company repurchased $15.0 million of the Notes at par plus accrued interest of approximately $0.1 million. The Company wrote off approximately $0.2 million of deferred debt issuance costs associated with the original issuance of the Notes related to this repurchase, which is included in loss on extinguishment of debt in the Company's Consolidated Statements of Operations.

     On August 12, 2003, the Company commenced a cash tender offer for its then-outstanding $160 million of Notes. On September 11, 2003, the Company repurchased $143.6 million of the Notes that were tendered at the redemption price of 102.625% of the principal amount, as required under the Indenture governing the Notes, and accrued interest of approximately $1.0 million. The remaining $16.4 million of the Notes were retired on September 18, 2003, through a call initiated by the Company on August 12, 2003, at the redemption price of 102.375% of the principal amount plus accrued interest of approximately $10,000.

     On September 11, 2003, the Company entered into a $175 million credit agreement (the "credit agreement"), consisting of a $125 million Term Loan B (the "Term Loan B") and a $50 million revolving credit facility (the "Revolving Credit Facility"). The Company had approximately $118.8 million

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES outstanding under the Term Loan B as of June 30, 2004, under a LIBOR-based interest contract bearing interest at 5.36%. The Company has had no borrowings outstanding under the Revolving Credit Facility since its inception.

     On June 30, 2004, the Company issued $125 million aggregate principal amount of 3.25% Convertible Subordinated debentures due 2024 (the "debentures") to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended. The debentures are convertible into shares of the Company's Common Stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount (a conversion price of approximately $17.85) once the Company's Common Stock share price reaches 130% of the conversion price, or a share price of approximately $23.21. The debentures mature on June 30, 2024, and are unsecured. Interest on the debentures is payable semiannually at the rate of 3.25% per annum on June 30 and December 30 of each year, beginning on December 30, 2004. The Company may redeem the debentures either in whole or in part beginning July 6, 2009. The holders may require the Company to repurchase the debentures on June 30, 2009, 2014 and 2019 or upon a fundamental change as defined in the indenture. The Company used the proceeds from issuance of the debentures, together with cash on hand, to retire the $118.8 million outstanding under the Term Loan B as well as to repurchase, for approximately $25 million, an aggregate of approximately 2.0 million shares of the Company's outstanding common stock, at the market price of $12.57 per share, in negotiated transactions concurrently with the debentures offering. In addition, the Company incurred expenses associated with the retirement of the Term Loan B of approximately $5.9 million, which included the write-off of approximately $3.5 million of deferred debt issuance costs, which are included in loss on extinguishment of debt in the Company's Consolidated Statements of Operations.

     In connection with the sale of the debentures, the Company agreed to file with the SEC within 90 days after the original issuance of the debentures, and to use its commercially reasonable efforts to cause to become effective within 210 days after the original issuance of the debentures, a shelf registration statement with respect to the resale of the debentures and the common stock issuable upon conversion of the debentures. If the Company does not fulfill certain of its obligations under the registration rights agreement, it will be required to pay liquidated damages to holders of debentures.

     On June 30, 2004, the Company also amended the Revolving Credit Facility to increase its capacity from $50 million to $75 million, to extend its maturity to three years, and to lower the interest rate from LIBOR plus amounts ranging from 3.0% to 3.5% to LIBOR plus amounts ranging from 2.5% to 3.0%. The Company did not incur any borrowings under the Revolving Credit Facility in connection with the retirement of the Term Loan B or the share repurchase.

     All obligations under the Revolving Credit Facility are fully and unconditionally guaranteed, on a senior secured basis, jointly and severally by all of the Company's present and future domestic and material foreign subsidiaries (the "Subsidiary Guarantors"). The financial statements of the Subsidiary Guarantors have not been presented as all subsidiaries, except for certain minor foreign subsidiaries, have provided guarantees and the parent company does not have any significant operations or assets, separate from its investment in those subsidiaries. Any non-guarantor subsidiaries are minor individually and in the aggregate to the Company's consolidated financial statements.

     The Revolving Credit Facility contains financial and other restrictive covenants, including, without limitation, those restricting additional indebtedness, lien creation, dividend payments, asset sales and stock offerings, and those requiring a minimum net worth, maximum leverage and minimum fixed charge coverage, each as defined in the Revolving Credit Facility. The Company was in compliance with all applicable covenants as of June 30, 2004.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     The Company intends to use the Revolving Credit Facility, as needed, for future investments in its operations, including capital expenditures, strategic acquisitions, to secure its letters of credit, and other general corporate purposes.

NOTE 11 -- INCOME TAXES

     Income tax expense, which was primarily related to state and local income taxes, was approximately $0.2 million for the six months ended June 30, 2004 as compared to approximately $0.7 million for the same period in 2003. The Company's estimated federal income tax expense for the six month period ended June 30, 2004, is offset by the release of an equal amount of the Company's valuation allowance. As of June 30, 2004, the Company's remaining net deferred tax asset was fully offset by a valuation allowance. Realization of the net deferred tax asset is dependent upon the Company generating sufficient taxable income prior to the expiration of the federal net operating loss carryforwards. The Company will adjust this valuation reserve accordingly if, during future periods, management believes the Company will generate sufficient taxable income to realize the net deferred tax asset.

NOTE 12 -- RESTRUCTURING EXPENSES

     The amount of lease termination costs associated with a 1995 restructuring applied against the reserve in the six months ended June 30, 2004, is as follows:

                                            RESERVE BALANCE     COSTS APPLIED    RESERVE BALANCE
                                           DECEMBER 31, 2003   AGAINST RESERVE    JUNE 30, 2004
                                           -----------------   ---------------   ---------------
                                                              (IN THOUSANDS)
Lease termination costs..................       $1,430             $(141)            $1,289
                                                ======             ======            ======

     During the six months ended June 30, 2004, the Company incurred approximately $47,000 of restructuring expenses related to the realignment of the Company into the Physician Services and Hospital Services divisions.

NOTE 13 -- SEGMENT REPORTING

     The Company's reportable segments are operating units that offer different services and products. Per-Se provides its services and products through its two operating divisions: Physician Services and Hospital Services.

     The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest and only national provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. The division recognizes revenue primarily on a contingency fee basis, which aligns the division's interests with the interests of the physician groups it services. The division also sells a physician practice management ("PPM") solution that is delivered via an ASP model. The division's revenue model is almost entirely recurring in nature. The outsourced services business recognizes a percentage of the physician group's cash collections for the services performed, and the PPM solution collects a monthly usage fee from the physician practices using the system. The business of the Physician Services division is conducted by PST Services, Inc. a Georgia corporation d/b/a "Per-Se Technologies," which is a wholly owned subsidiary of the Company.

     The Hospital Services division provides Connective Healthcare solutions designed to increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division's revenue cycle management solutions enable a hospital's central billing office to improve its

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES revenue cycle. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The division also provides resource management solutions that enable hospitals efficiently to manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. The division recognizes revenue on both a per-transaction basis for many of its revenue cycle management solutions as well as on a percentage-of-completion basis or upon software shipment for its software solutions in the revenue cycle and resource management areas. The division has a high proportion of recurring revenue due to its transaction-based business and the maintenance revenue from its substantial installed base for the resource management software solutions. The business of the Hospital Services division is conducted by the following wholly owned subsidiaries of the Company: Per-Se Transaction Services, Inc., an Ohio corporation; Patient Account Management Services, Inc., an Ohio corporation; PST Products, LLC, a California limited liability company; and Knowledgeable Healthcare Solutions, Inc., an Alabama corporation. All of these subsidiaries do business under the name "Per-Se Technologies."

     The Company evaluates each segment's performance based on its segment operating profit. Segment operating profit is revenue less segment operating expenses, which include salaries and wages expenses, other operating expenses, restructuring expenses, depreciation and amortization.

     The Hospital Services segment revenue includes intersegment revenue for services provided to the Physician Services segment, which are shown as eliminations to reconcile to total consolidated revenue.

     The Company's segment information from continuing operations is as follows:

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Revenue:
  Physician Services........................................  $129,258   $126,152
  Hospital Services.........................................    50,217     47,916
  Eliminations..............................................    (6,733)    (6,614)
                                                              --------   --------
                                                              $172,742   $167,454
                                                              ========   ========
Segment operating expenses:
  Physician Services........................................  $116,188   $111,054
  Hospital Services.........................................    38,047     37,443
  Corporate.................................................    15,083      8,061
  Eliminations..............................................    (6,733)    (6,614)
                                                              --------   --------
                                                              $162,585   $149,944
                                                              ========   ========

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                               SIX MONTHS ENDED
                                                                   JUNE 30,
                                                              -------------------
                                                                2004       2003
                                                              --------   --------
                                                                (IN THOUSANDS)
Segment operating income:
  Physician Services........................................  $ 13,070   $ 15,098
  Hospital Services.........................................    12,170     10,473
  Corporate.................................................   (15,083)    (8,061)
                                                              --------   --------
                                                              $ 10,157   $ 17,510
                                                              ========   ========
Interest expense............................................  $  4,073   $  8,661
                                                              ========   ========
Interest income.............................................  $   (244)  $   (166)
                                                              ========   ========
Loss on extinguishment of debt..............................  $  5,896   $    221
                                                              ========   ========
     Income before income taxes.............................  $    432   $  8,794
                                                              ========   ========
Depreciation and amortization:
  Physician Services........................................  $  4,765   $  5,372
  Hospital Services.........................................     2,700      2,689
  Corporate.................................................       272        428
                                                              --------   --------
                                                              $  7,737   $  8,489
                                                              ========   ========
Capital expenditures and capitalized software development
  costs:
  Physician Services........................................  $  2,690   $  2,243
  Hospital Services.........................................     2,537      2,696
  Corporate.................................................       302        143
                                                              --------   --------
                                                              $  5,529   $  5,082
                                                              ========   ========

                                                                       AS OF
                                                              -----------------------
                                                              JUNE 30,   DECEMBER 31,
                                                                2004         2003
                                                              --------   ------------
                                                                  (IN THOUSANDS)
Identifiable assets:
  Physician Services........................................  $ 65,499     $ 63,222
  Hospital Services.........................................    60,383       58,021
  Corporate.................................................    30,867       50,281
  Discontinued operations...................................        --          129
                                                              --------     --------
                                                              $156,749     $171,653
                                                              ========     ========

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

NOTE 14 -- QUARTERLY FINANCIAL INFORMATION

                                                                  QUARTER ENDED
                                                              ----------------------
                                                               MARCH 31     JUNE 30
                                                              ----------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
2004
Revenue.....................................................    $84,601     $88,141
Income (loss) from continuing operations....................      1,607      (1,387)
Discontinued operations, net of tax.........................       (580)      3,791
Net income..................................................      1,027       2,404
Income (loss) per common share -- basic from continuing
  operations................................................       0.05       (0.04)
  Discontinued operations, net of tax, per common share.....      (0.02)       0.12
  Net income per common share -- basic......................       0.03        0.08
  Shares used to compute net income per common
     share -- basic.........................................     31,531      31,530
Income (loss) per common share -- diluted from continuing
  operations................................................       0.05       (0.04)
  Discontinued operations, net of tax, per common share.....      (0.02)       0.12
  Net income per common share -- diluted....................       0.03        0.08
  Shares used to compute net income per common
     share -- diluted.......................................     34,200      31,530

NOTE 15 -- SUBSEQUENT EVENTS

     On July 30, 2004, the Company relocated its principal executive office to Alpharetta, GA. The Company entered into a noncancelable operating lease for that office space in February 2004 which will expire in June 2014. The new landlord has reimbursed the Company for the remaining payments due under the lease of the Company's former office space; however, the Company recorded a one-time non-cash expense of approximately $1.0 million upon its exit of the former office facility.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Per-Se Technologies, Inc.

     We have audited the accompanying consolidated balance sheets of Per-Se Technologies, Inc. and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2003 (as restated -- see Note 2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Per-Se Technologies, Inc. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 (as restated), in conformity with U.S. generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP

Atlanta, Georgia
May 12, 2004

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                2003          2002
                                                              ---------   -------------
                                                                          (AS RESTATED)
                                                              (IN THOUSANDS, EXCEPT PAR
                                                                     VALUE DATA)
Current Assets:
  Cash and cash equivalents.................................  $  25,271     $  46,748
  Restricted cash...........................................         66         4,296
                                                              ---------     ---------
     Total cash and cash equivalents........................     25,337        51,044
  Accounts receivable, billed (less allowances of $4,267 and
     $3,880, respectively)..................................     46,335        41,117
  Accounts receivable, unbilled (less allowances of $528 and
     $408, respectively)....................................      1,613         2,176
  Lloyd's receivable........................................     17,405            --
  Other.....................................................      6,183         3,838
                                                              ---------     ---------
     Total current assets...................................     96,873        98,175
Property and equipment, net of accumulated depreciation.....     16,434        19,549
Goodwill, net of accumulated amortization...................     32,549        32,549
Other intangible assets, net of accumulated amortization....     19,787        22,945
Other.......................................................      5,881         3,485
Lloyd's receivable..........................................         --         6,849
Assets of discontinued operations, net......................        129        26,079
                                                              ---------     ---------
     Total assets...........................................  $ 171,653     $ 209,631
                                                              =========     =========
Current Liabilities:
  Accounts payable..........................................  $   6,587     $   3,525
  Accrued compensation......................................     18,102        19,741
  Accrued expenses..........................................     19,037        20,915
  Current portion of long-term debt.........................     12,500        15,020
                                                              ---------     ---------
                                                                 56,226        59,201
  Deferred revenue..........................................     20,334        18,372
                                                              ---------     ---------
     Total current liabilities..............................     76,560        77,573
Long-term debt..............................................    109,375       160,000
Other obligations...........................................      2,908         2,140
Liabilities of discontinued operations......................        422         7,890
                                                              ---------     ---------
     Total liabilities......................................    189,265       247,603
                                                              ---------     ---------
Commitments and contingencies (Notes 11 and 12)
  Stockholders' Deficit:
  Preferred stock, no par value, 20,000 authorized; none
     issued.................................................         --            --
  Common stock, voting, $0.01 par value, 200,000 authorized,
     31,322 and 30,163 issued and outstanding as of December
     31, 2003, and December 31, 2002, respectively..........        313           302
  Common stock, non-voting, $0.01 par value, 600 authorized;
     none issued............................................         --            --
  Paid-in capital...........................................    786,297       778,021
  Warrants..................................................      1,495         1,495
  Accumulated deficit.......................................   (805,286)     (817,275)
  Treasury stock at cost, 122 shares as of December 31,
     2003, and 90 as of December 31, 2002...................     (1,303)       (1,045)
  Deferred stock unit plan obligation.......................      1,303         1,045
  Accumulated other comprehensive loss......................       (431)         (515)
                                                              ---------     ---------
     Total stockholders' deficit............................    (17,612)      (37,972)
                                                              ---------     ---------
     Total liabilities and stockholders' deficit............  $ 171,653     $ 209,631
                                                              =========     =========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                2003         2002            2001
                                                              --------   -------------   -------------
                                                                         (AS RESTATED)   (AS RESTATED)
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenue.....................................................  $335,169     $325,564        $305,822
                                                              --------     --------        --------
Salaries and wages..........................................   194,139      186,075         182,597
Other operating expenses....................................    87,183       90,857          86,800
Depreciation................................................     9,375       10,908          12,223
Amortization................................................     7,134        7,836           9,229
Process improvement project.................................        --           --           3,423
Restructuring expenses......................................       830           --             593
                                                              --------     --------        --------
  Operating income..........................................    36,508       29,888          10,957
Interest expense............................................    14,646       18,069          18,009
Interest income.............................................      (297)        (471)         (1,121)
Loss on extinguishment of debt..............................     6,255           --              --
                                                              --------     --------        --------
  Income (loss) before income taxes.........................    15,904       12,290          (5,931)
Income tax expense..........................................        27          800             343
                                                              --------     --------        --------
  Income (loss) from continuing operations..................    15,877       11,490          (6,274)
                                                              --------     --------        --------
Discontinued operations (see Note 4)
  (Loss) income from discontinued operations, net of
    tax -- Patient1.........................................    (1,316)         445          (2,169)
  Gain on sale of Patient1, net of tax......................    10,417           --              --
  Loss from discontinued operations, net of
    tax -- Business1........................................    (3,589)      (1,921)         (1,554)
  Loss from discontinued operations, net of tax -- Business1
    write-down of assets....................................    (8,528)          --              --
  (Loss) income from discontinued operations, net of
    tax -- Other............................................      (872)      (1,025)          3,888
                                                              --------     --------        --------
                                                                (3,888)      (2,501)            165
                                                              --------     --------        --------
    Net income (loss).......................................  $ 11,989     $  8,989        $ (6,109)
                                                              ========     ========        ========
Net income (loss) per common share-basic:
  Income (loss) from continuing operations..................  $   0.52     $   0.38        $  (0.21)
  (Loss) income from discontinued operations, net of
    tax -- Patient1.........................................     (0.04)        0.01           (0.07)
  Gain on sale of Patient1, net of tax......................      0.34           --              --
  Loss from discontinued operations, net of
    tax -- Business1........................................     (0.12)       (0.06)          (0.05)
  Loss from discontinued operations, net of tax -- Business1
    write-down of assets....................................     (0.28)          --              --
  (Loss) income from discontinued operations, net of
    tax -- Other............................................     (0.03)       (0.03)           0.13
                                                              --------     --------        --------
    Net income (loss) per common share-basic................  $   0.39     $   0.30        $  (0.20)
                                                              ========     ========        ========
Weighted average shares used in computing basic income
  (loss) per common share...................................    30,594       30,061          29,915
                                                              ========     ========        ========
Net income (loss) per common share-diluted:
  Income (loss) from continuing operations..................  $   0.49     $   0.36        $  (0.21)
  (Loss) income from discontinued operations, net of
    tax -- Patient1.........................................     (0.04)        0.01           (0.07)
  Gain on sale of Patient1, net of tax......................      0.32           --              --
  Loss from discontinued operations, net of
    tax -- Business1........................................     (0.11)       (0.06)          (0.05)
  Loss from discontinued operations, net of tax -- Business1
    write-down of assets....................................     (0.26)          --              --
  (Loss) income from discontinued operations, net of
    tax -- Other............................................     (0.03)       (0.03)           0.13
                                                              --------     --------        --------
    Net income (loss) per common share-diluted..............  $   0.37     $   0.28        $  (0.20)
                                                              ========     ========        ========
Weighted average shares used in computing diluted income
  (loss) per common share-diluted...........................    32,661       31,966          29,915
                                                              ========     ========        ========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                            2003          2002            2001
                                                          ---------   -------------   -------------
                                                                      (AS RESTATED)   (AS RESTATED)
                                                                       (IN THOUSANDS)
Cash Flows From Operating Activities:
  Net income (loss).....................................  $  11,989     $  8,989        $ (6,109)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Depreciation and amortization......................     16,509       18,744          21,452
     Loss (income) from discontinued operations.........     14,305        2,501            (165)
     Gain on sale of Patient1...........................    (10,417)          --              --
     Amortization of deferred financing costs...........      3,208        1,403           1,329
     Changes in assets and liabilities, excluding
       effects of acquisitions and divestitures:
       Restricted cash..................................      4,230          123           2,933
       Accounts receivable, billed......................     (5,326)        (327)          4,457
       Accounts receivable, unbilled....................        563         (458)          1,091
       Accounts payable.................................      3,062       (2,446)         (4,287)
       Accrued compensation.............................     (1,639)      (1,144)          3,665
       Accrued expenses.................................     (6,518)       2,943          (1,777)
       Accrued litigation settlements...................         --           --          (1,602)
       Deferred revenue.................................      1,962          231            (694)
       Other, net.......................................     (7,568)      (6,323)         (1,034)
                                                          ---------     --------        --------
       Net cash provided by continuing operations.......     24,360       24,236          19,259
       Net cash (used for) provided by discontinued
          operations....................................    (10,419)      (1,283)          6,641
                                                          ---------     --------        --------
          Net cash provided by operating activities.....     13,941       22,953          25,900
                                                          ---------     --------        --------
Cash Flows From Investing Activities:
  Purchases of property and equipment...................     (6,367)      (6,471)         (4,752)
  Software development costs............................     (3,976)      (3,425)         (2,398)
  Proceeds from sale of Patient1, net of tax............     27,925           --              --
  Proceeds from sale of property and equipment..........         23           50           1,537
  Acquisitions, net of cash acquired....................        (78)      (1,640)        (10,846)
                                                          ---------     --------        --------
          Net cash provided by (used for) continuing
            operations..................................     17,527      (11,486)        (16,459)
          Net cash used for discontinued operations.....     (2,288)      (4,172)         (3,590)
                                                          ---------     --------        --------
          Net cash provided by (used for) investing
            activities..................................     15,239      (15,658)        (20,049)
                                                          ---------     --------        --------
Cash Flows From Financing Activities:
  Proceeds from borrowings..............................    125,000           --              --
  Debt issuance costs...................................     (5,481)          --            (539)
  Proceeds from the exercise of stock options...........      7,969        1,071             299
  Payments of debt......................................   (178,145)         (94)            (74)
  Capital contribution (see Note 1).....................         --        1,969              --
                                                          ---------     --------        --------
          Net cash (used for) provided by financing
            activities..................................    (50,657)       2,946            (314)
                                                          ---------     --------        --------
Cash and Cash Equivalents:
  Net change............................................    (21,477)      10,241           5,537
  Balance at beginning of period........................     46,748       36,507          30,970
                                                          ---------     --------        --------
  Balance at end of period..............................  $  25,271     $ 46,748        $ 36,507
                                                          =========     ========        ========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

                                                                                           DEFERRED     ACCUMULATED
                                                                                            STOCK          OTHER           TOTAL
                         COMMON   COMMON   PAID-IN               ACCUMULATED   TREASURY   UNIT PLAN    COMPREHENSIVE   STOCKHOLDERS'
                         SHARES   STOCK    CAPITAL    WARRANTS     DEFICIT      STOCK     OBLIGATION   (LOSS)/INCOME      DEFICIT
                         ------   ------   --------   --------   -----------   --------   ----------   -------------   -------------
                                                                       (IN THOUSANDS)
BALANCE AT DECEMBER 31,
  2000.................  29,902    $299    $774,603    $1,495     $(820,155)   $    --      $   --         $(378)        $(44,136)
Net loss (as
  restated)............     --       --          --        --        (6,109)        --          --            --           (6,109)
Foreign currency
  translation
  adjustment...........     --       --          --        --            --         --          --           (37)             (37)
                                                                                                                         --------
TOTAL COMPREHENSIVE
  LOSS (AS RESTATED)...                                                                                                    (6,146)
Issuance of common
  stock in
  acquisitions.........      5       --          35        --            --         --          --            --               35
Exercise of stock
  options..............     62        1         295        --            --         --          --            --              296
Other..................     --       --          50        --            --         --          --            --               50
                         ------    ----    --------    ------     ---------    -------      ------         -----         --------
BALANCE AT DECEMBER 31,
  2001 (AS RESTATED)...  29,969     300     774,983     1,495      (826,264)        --          --          (415)         (49,901)
Net income (as
  restated)............     --       --          --        --         8,989         --          --            --            8,989
Foreign currency
  translation
  adjustment...........     --       --          --        --            --         --          --          (100)            (100)
                                                                                                                         --------
TOTAL COMPREHENSIVE
  INCOME (AS
  RESTATED)............                                                                                                     8,889
Exercise of stock
  options..............    194        2       1,069        --            --         --          --            --            1,071
Deferred stock unit
  plan activity........     --       --          --        --            --     (1,045)      1,045            --               --
Capital contribution
  (see Note 1)              --       --       1,969        --            --         --          --            --            1,969
                         ------    ----    --------    ------     ---------    -------      ------         -----         --------
BALANCE AT DECEMBER 31,
  2002 (AS RESTATED)...  30,163     302     778,021     1,495      (817,275)    (1,045)      1,045          (515)         (37,972)
Net income.............     --       --          --        --        11,989         --          --            --           11,989
Foreign currency
  translation
  adjustment...........     --       --          --        --            --         --          --            84               84
                                                                                                                         --------
TOTAL COMPREHENSIVE
  INCOME...............                                                                                                    12,073
Exercise of stock
  options..............  1,159       11       7,958        --            --         --          --            --            7,969
Tax effect of exercise
  of stock options.....     --       --         318        --            --         --          --            --              318
Deferred stock unit
  plan activity........     --       --          --        --            --       (258)        258            --               --
                         ------    ----    --------    ------     ---------    -------      ------         -----         --------
BALANCE AT DECEMBER 31,
  2003.................  31,322    $313    $786,297    $1,495     $(805,286)   $(1,303)     $1,303         $(431)        $(17,612)
                         ======    ====    ========    ======     =========    =======      ======         =====         ========

                See notes to consolidated financial statements.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The consolidated financial statements include the accounts of Per-Se Technologies, Inc. and its subsidiaries ("Per-Se" or the "Company"). All intersegment accounts have been eliminated. The Hospital Services division revenue includes intersegment revenue for services provided to the Physician Services division, which has been eliminated in total consolidated revenue. Certain amounts in the prior years' consolidated financial statements have been reclassified to conform to the current year presentation, specifically, the realignment of the Company's segments and the presentation of the Company's two non-core software product lines as discontinued operations.

     The consolidated financial statements of the Company have been presented to reflect the operations of the Hospital Services division's Patient1 clinical product line ("Patient1") and Business1-PFM patient accounting product line ("Business1") as discontinued operations. Patient1 was sold on July 28, 2003, and Business1 was sold effective January 31, 2004. Additionally, the activity related to the Medaphis Services Corporation ("MSC") and Impact Innovations Group ("Impact") businesses, which were sold in 1998 and 1999, respectively, are also reflected as discontinued operations for all periods presented. For more information about the Company's discontinued operations, refer to "Note 4 -- Discontinued Operations" in the Company's Notes to Consolidated Financial Statements.

     Restatement of Previously Reported Financial Information. The accompanying consolidated financial information as of December 31, 2002 and for the two years then ended, as well as quarterly information in the periods ended September 30, 2003 and December 31, 2002, has been restated to correct errors in those periods. See further discussion of the restatement in Note 2.

     Recent Accounting Pronouncements. On December 17, 2003, the Securities and Exchange Commission (the "Commission") issued Staff Accounting Bulletin Number 104, Revenue Recognition ("SAB 104"). SAB 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and the Commission's rules and regulations. The principal revisions relate to the rescission of material no longer necessary because of private sector developments in U.S. generally accepted accounting principles. Revisions include those necessitated by the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force ("EITF") Issue No. 00-21, Revenue Arrangements With Multiple Deliverables ("EITF No. 00-21"). SAB 104 did not affect the Company's Consolidated Statements of Operations.

     In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"). SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument within its scope as a liability (or in some circumstances an asset). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The Company adopted SFAS No. 150 on May 31, 2003; however, SFAS No. 150 did not affect the Company's Consolidated Statements of Operations.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("SFAS No. 149"). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

SFAS No. 149 on June 30, 2003; however, SFAS No. 149 did not affect the Company's Consolidated Statements of Operations.

     In January 2003 the FASB issued and subsequently revised in December 2003, FIN No. 46, Consolidation of Variable Interest Entities ("FIN No. 46"), which clarifies the consolidation accounting guidance of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities ("VIE"). Controlling financial interests of a VIE are identified by the exposure of a party to the VIE to a majority of either the expected losses or residual rewards of the VIE, or both. Such parties are primary beneficiaries of the VIE, and FIN No. 46 requires that the primary beneficiary of a VIE consolidate the VIE. FIN No. 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated. Application of FIN No. 46 is required in the financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods after December 15, 2003. Application by public entities for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company currently believes that it does not have any relationships with a VIE; however, the Company will evaluate all new business relationships.

     At the November 21, 2002 EITF meeting, the EITF reached a consensus on EITF 00-21. EITF 00-21 addresses how to determine if an arrangement involving multiple deliverables contains more than one unit of accounting. In applying EITF 00-21, separate contracts with the same entity or related parties that are entered into at or near the same time are presumed to have been negotiated as a package and should, therefore, be evaluated as a single arrangement in considering whether there are one or more units of accounting. That presumption may be overcome if there is sufficient evidence to the contrary. EITF 00-21 also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. The EITF indicated that the guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company adopted EITF 00-21 on January 1, 2003; however, EITF 00-21 did not have a material effect on the Company's Consolidated Statements of Operations.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN No. 45"). The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing the guarantee. The Interpretation also requires the guarantor to make additional disclosures in its interim and annual financial statements about its obligations under certain guarantees it has issued. FIN No. 45 does not have a material effect on the Company's consolidated financial statements for the year ended December 31, 2003. Certain of the Company's sales agreements contain infringement indemnity provisions that are covered by FIN No. 45. Under these sales agreements, the Company agrees to defend and indemnify a customer in connection with infringement claims made by third parties with respect to the customer's authorized use of the Company's products and services. The indemnity obligations contained in sales agreements generally have no specified expiration date and generally limit the award to the amount of fees paid. The Company has not previously incurred costs to settle claims or pay awards under these indemnification obligations. Also, the Company maintains membership in a group captive insurance company for its workers compensation insurance. The member companies agree to jointly insure the group's liability risks up to a certain threshold. As a member, the Company guarantees to pay an assessment, if an assessment becomes due as a result of insured losses by its members. This guarantee will never exceed a percentage of the Company's loss funds. Based on the Company's historical experience, the Company does not anticipate such an assessment. As a result, the Company's estimated fair value of the infringement indemnity provision obligations and the captive insurance guarantee is nominal.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Bad debt estimates. The Company relies on estimates to determine the bad debt expense and the adequacy of the reserve for doubtful accounts receivable. These estimates are based on the historical experience of the Company and the industry in which it operates. If the financial condition of the Company's customers deteriorated, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company actively reviews its accounts receivable and does not believe actual results will vary materially from the Company's estimates.

     Accrued expenses. The Company relies on estimates to determine the amounts that are recorded in accrued expenses. Estimates of requirements for legal services and settlements expected to be incurred in connection with a loss contingency and to meet regulatory demands within our business and industry are used to accrue legal expenses. Income tax accruals are estimated based on historical experience of the Company, prevailing tax rates and the current business environment. Restructuring and severance cost accruals are made using estimates of the costs required to effect the desired change within the Company.

     Revenue Recognition. The Company derives revenue from products and services delivered to the healthcare industry through its two operating divisions:

          Physician Services provides Connective Healthcare solutions that manage the revenue cycle for physician groups. Connective Healthcare solutions support and unite healthcare providers, payers and patients with innovative technology processes that accelerate reimbursement and reduce the administrative cost of care. Fees for these services are primarily based on a percentage of net collections on our clients' accounts receivable. The division recognizes revenue and bills customers when the customers receive payment on those accounts receivable. The division also recognizes approximately 5% of its revenue, for all periods presented, on a monthly service fee and per-transaction basis from the MedAxxis product line, an application service provider ("ASP") physician practice management system. The Physician Services division does not rely, to any material extent, on estimates in the recognition of this revenue.

          Hospital Services provides Connective Healthcare solutions that improve revenue cycle and resource management for hospitals.

     Revenue cycle management solutions include technology tools that allow a hospital's central billing office ("CBO") to more effectively manage its cash flow and full or partial outsourced solutions. Technology tools include electronic transactions, such as claims processing, that can be delivered via the Web or through dedicated electronic data interfaces as well as license-based solutions, such as automated cash posting solutions, that are deployed at the CBO. Revenue related to electronic claims and remittance advice processing and real-time eligibility verification is recognized on a per transaction basis net of electronic claims rebates paid to connectivity partners. Revenue related to high-speed print and mail services is billed and recognized when the services are performed and includes all transaction fees; the division includes all costs of delivering the product in operating expenses.

     Resource management solutions include staff and patient scheduling solutions that enable hospitals to efficiently manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. For software contracts that require the division to make significant production, modification or customization changes, the division recognizes revenue using the percentage-of-completion method over the implementation period. When the Company receives payment prior to shipment or fulfillment of significant vendor obligations, the Company records such payments as deferred revenue and recognizes

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES them as revenue upon shipment or fulfillment of significant vendor obligations. An unbilled receivable is recorded when the Company recognizes revenue on the percentage-of-completion basis prior to achieving a contracted billing milestone. For minor add-on software license sales where no significant customization remains outstanding, the fee is fixed, an agreement exists and collectibility is probable, the division recognizes revenue upon shipment. The division defers software maintenance payments received in advance and recognizes them ratably over the term of the maintenance agreement, which is typically one year.

     The Hospital Services division relies on estimates of work to be completed when recognizing revenue on contracts using percentage-of-completion accounting. Because estimates of the extent of completion that differ from actual results could affect revenue, the division periodically reviews the estimated hours or days to complete major projects and compares these estimates to budgeted hours or days to support the revenue recognized on that project. Approximately 9%, 9% and 12% of the division's revenue was determined using percentage-of-completion accounting for the years ended December 31, 2003, 2002 and 2001, respectively.

     Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investments with an initial maturity of no more than three months at the date of purchase.

     Restricted Cash. At December 31, 2003, restricted cash primarily represents amounts collected on behalf of certain Physician Services and Hospital Services clients, a portion of which is held in trust until it is remitted to such clients. At December 31, 2002, restricted cash included amounts held in trust and approximately $4.2 million restricted as security for the Company's letters of credit.

     Fair Value of Financial Instruments. The carrying amount of all of the Company's financial instruments approximates fair value. Additionally, the Company had unused letters of credit in the amount of $3.2 million and $4.2 million at December 31, 2003 and 2002, respectively.

     Property and Equipment. Property and equipment, including equipment under capital leases, are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ten years for furniture and fixtures, three to ten years for equipment and twenty years for buildings. Leasehold improvements are recorded at cost and amortized over the remaining term of the lease.

     Goodwill. Goodwill represents the excess of the cost of businesses acquired and the value of their workforce in the Physician Services division in 1995 and the Hospital Services division from 1995 to 2001 over the fair market value of their identifiable net assets.

     Trademarks. Trademarks represent the value of the trademarks acquired in the Hospital Services division from 2000 to 2001. The Company expects the trademarks to contribute to cash flows indefinitely and therefore deems the trademarks to have indefinite useful lives.

     In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS No. 142"). SFAS No. 142 requires goodwill and indefinite lived intangible assets to be reviewed periodically for impairment and no longer amortized. The Company adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 required companies with goodwill and indefinite lived intangible assets to complete an initial impairment test by June 30, 2002. The Company completed the initial impairment test of its goodwill and other indefinite-lived intangible assets and did not identify an impairment of its trademark intangible assets, which have an indefinite life. The Company also concluded that the fair value of its reporting units exceeded the book value of the respective reporting units. Additionally, the Company performs a periodic review of its goodwill and other indefinite lived intangible assets for impairment as of December 31 each year. The Company's initial impairment and periodic review of its goodwill and other indefinite lived intangible assets were based upon a discounted future cash flow analysis that included revenue and cost estimates, market growth rates and appropriate discount rates. As of December 31, 2003,

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES and 2002, the Company did not identify an impairment of goodwill or indefinite-lived intangible assets as a result of the review.

     In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill and indefinite lived intangible assets effective January 1, 2002. For the year ended December 31, 2002, the Company had a reduction in amortization expense of approximately $1.7 million related to the adoption of SFAS No. 142. For the year ended December 31, 2001 a reconciliation has been provided of previously reported net loss and net loss per share amounts. These amounts exclude the amortization expense recognized related to goodwill and intangible assets that are no longer amortized (in thousands, except per share data):

                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                     2003         2002            2001
                                                    -------   -------------   -------------
                                                              (AS RESTATED)   (AS RESTATED)
Reported net income (loss)........................  $11,989      $8,989          $(6,109)
Add back:
  Goodwill amortization, net of tax...............       --          --            2,300
  Trademark amortization, net of tax..............       --          --               56
  Workforce amortization, net of tax..............       --          --               42
                                                    -------      ------          -------
Adjusted net income (loss)........................  $11,989      $8,989          $(3,711)
                                                    =======      ======          =======
Net income (loss) per common share-basic:
Reported net income (loss) per common
  share-basic.....................................  $  0.39      $ 0.30          $ (0.20)
  Goodwill amortization, net of tax...............       --          --             0.08
  Trademark amortization, net of tax..............       --          --               --
  Workforce amortization, net of tax..............       --          --               --
                                                    -------      ------          -------
Adjusted net income (loss) per common
  share-basic.....................................  $  0.39      $ 0.30          $ (0.12)
                                                    =======      ======          =======
Net income (loss) per common share-diluted:
Reported net income (loss) per common
  share-diluted...................................  $  0.37      $ 0.28          $ (0.20)
  Goodwill amortization, net of tax...............       --          --             0.08
  Trademark amortization, net of tax..............       --          --               --
  Workforce amortization, net of tax..............       --          --               --
                                                    -------      ------          -------
Adjusted net income (loss) per common
  share-diluted...................................  $  0.37      $ 0.28          $ (0.12)
                                                    =======      ======          =======

     Client Lists. Client lists represent the value of clients acquired in the Physician Services division from 1992 to 1996 and the Hospital Services division from 1995 to 2001. The Company amortizes client lists over their estimated useful lives, which range from five to ten years.

     Developed Technology. Developed technology represents the value of the systems acquired in the Hospital Services division from 2000 to 2001. The Company amortizes these intangible assets over their estimated useful lives of five years.

     Software Development Costs. Software development includes costs incurred in the development or the enhancement of software in the Physician Services and Hospital Services divisions for resale or internal use.

     Software development costs, related to external use software, are capitalized upon the establishment of technological feasibility for each product and capitalization ceases when the product or process is available for general release to customers. Technological feasibility is established when all planning, designing,

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES coding and testing activities required to meet a product's design specifications are complete. The Company amortizes external use software development costs over the greater of the ratio that current revenues bear to total and anticipated future revenues for the applicable product or straight-line method over the estimated economic lives of the assets, which are generally three to five years. The Company monitors the net realizable value of all capitalized external use software development costs to ensure that it can recover its investment through margins from future sales.

     Software development costs, related to internal use software, are capitalized after the preliminary project stage is complete, when management with the relevant authority authorizes and commits to the funding of the software project, when it is probable that the project will be completed and when the software will be used to perform the function intended. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use. The Company expenses software development costs, related to internal use software, as incurred during the planning and post-implementation phases of development. The Company amortizes internal-use software on a straight-line basis over its estimated useful life, generally five years. The estimated useful life considers the effects of obsolescence, technology, competition and other economic factors.

     Research and Development Costs. The Company expenses research and development costs as incurred. The Company recorded research and development costs of approximately $8.0 million, $10.1 million and $5.3 million in 2003, 2002 and 2001, respectively.

     Advertising Costs. The Company expenses advertising costs as incurred. The Company recorded advertising costs of approximately $0.7 million, $0.3 million and $0.5 million in 2003, 2002 and 2001, respectively.

     Shipping and Postage Costs. The Company expenses shipping and postage costs as incurred. These costs are primarily incurred related to providing print and mail services to customers, which are billed to the customer and included in revenue. The Company recorded postage costs of approximately $19.3 million, $20.5 million and $18.4 million in 2003, 2002 and 2001, respectively, in Other Operating Expenses in the Company's Consolidated Statements of Operations.

     Stock-Based Compensation Plans. In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure ("SFAS No. 148"). SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002 and for interim periods beginning after December 15, 2002. The annual disclosure requirements of SFAS No. 148 were adopted by the Company on January 1, 2003.

     At December 31, 2003, the Company has four stock-based compensation plans described more fully in Note 14. The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). No stock-based compensation cost is reflected in the Company's Consolidated Statement of Operations, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income (loss) and net income (loss)

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

                                                            YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------
                                                     2003         2002)           2001
                                                    -------   -------------   -------------
                                                              (AS RESTATED)   (AS RESTATED)
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net income (loss) as reported.....................  $11,989      $8,989         $ (6,109)
Deduct: total stock-based employee compensation
  expense determined under fair value based method
  for all awards, net of related tax effects......   (4,210)     (5,288)          (5,001)
                                                    -------      ------         --------
Pro forma net income (loss).......................  $ 7,779      $3,701         $(11,110)
                                                    =======      ======         ========
Net income (loss) per common share:
  Basic -- as reported............................  $  0.39      $ 0.30         $  (0.20)
                                                    =======      ======         ========
  Basic -- pro forma..............................  $  0.25      $ 0.12         $  (0.37)
                                                    =======      ======         ========
  Diluted -- as reported..........................  $  0.37      $ 0.28         $  (0.20)
                                                    =======      ======         ========
  Diluted -- pro forma............................  $  0.24      $ 0.12         $  (0.37)
                                                    =======      ======         ========

     Legal Costs. The Company expenses ordinary legal and administrative fees, costs and expenses as incurred. Legal and administrative fees, costs, expenses, damages or settlement losses for specific legal matters that the Company determines to be probable are accrued at such time when they are reasonably estimable.

     Income Taxes. The Company recognizes deferred income taxes for the tax consequences of "temporary differences" between financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company determines deferred tax assets and liabilities by reference to the tax laws and changes to such laws. Management includes the consideration of future events in assessing the likelihood that the Company will realize tax benefits. See Note 16 where the Company discusses the realizability of the deferred tax assets.

     Net Income (Loss) Per Share. Net income per common share-basic is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Net income per common share-diluted reflects the potential dilution that could occur from common shares issuable through stock options and warrants. The following sets forth the computation of basic and diluted

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES net income (loss) per common share for the years ended December 31, 2003, 2002 and 2001 (in thousands, except per share data):

                                                        YEAR ENDED DECEMBER 31,
                                                ---------------------------------------
                                                 2003         2002            2001
                                                -------   -------------   -------------
                                                          (AS RESTATED)   (AS RESTATED)
Net income (loss).............................  $11,989      $ 8,989         $(6,109)
                                                =======      =======         =======
Common shares outstanding:
  Shares used in computing net income (loss)
     per common share-basic...................   30,594       30,061          29,915
  Effect of potentially dilutive stock options
     and warrants.............................    2,067        1,905            --(a)
                                                -------      -------         -------
  Shares used in computing net income (loss)
     per common share-diluted.................   32,661       31,966          29,915
                                                =======      =======         =======
Net income (loss) per common share:
  Basic.......................................  $  0.39      $  0.30         $ (0.20)
                                                =======      =======         =======
  Diluted.....................................  $  0.37      $  0.28         $ (0.20)
                                                =======      =======         =======

---------------

(a) The Company has excluded all stock options and warrants from the diluted loss per common share because such securities are antidilutive for 2001.

     Options and warrants to purchase 2.5 and 3.3 million shares of common stock outstanding during 2003 and 2002, respectively, were excluded from the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares, and therefore, the effect would have been antidilutive.

     Options and warrants to purchase 8.7 million shares of common stock outstanding during 2001 were excluded from the computation of diluted earnings per share due to their antidilutive effect as a result of the Company's loss from continuing operations for the period.

     Capital Contribution. The Company recorded an approximately $2 million capital contribution paid to the Company in November 2002 as a result of recovering short-swing profits from an outside stockholder in accordance with
Section 16(b) of the Securities Exchange Act of 1934. Section 16(b) provides that any profit realized by an insider (defined as an officer, director or principal stockholder of an issuer) from any purchase and sale, or any sale and purchase, of an equity security of the issuer within any period of less than six months are recoverable by the issuer, irrespective of the intention of the insider in entering into such transaction.

     Foreign Currency Translation and Comprehensive Income (Loss). The functional currency of the Company's operations outside of the United States is the local country's currency. Consequently, assets and liabilities of operations outside the United States are translated into dollars using exchange rates at the end of each reporting period. Revenue and expenses are translated at the average exchange rates prevailing during the period. Cumulative translation gains and losses are reported in accumulated other comprehensive income (loss). In the years ended December 31, 2003, 2002 and 2001, the only component of other comprehensive loss is the net foreign currency translation, which was $0.1 million, $0.1 million and $37,000, respectively.

     Related Party Transactions. In November 2000, pursuant to the employment agreement between the Company and Philip M. Pead, the Company's Chairman of the Board, Chief Executive Officer, and President, the Company entered into a promissory note agreement with Mr. Pead for $250,000. This

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES amount is included in Other assets in the accompanying consolidated balance sheet. The loan is secured by an aggregate of 74,000 shares of Common Stock, which Mr. Pead purchased in the open market with the proceeds of the note, and is payable in full upon the earlier to occur of the termination of Mr. Pead's employment or the sale of all or any part of those shares. Any overdue payment on the loan bears interest at a rate equal to the rate of interest then imputed by the Internal Revenue Service plus 4% per annum, or the maximum rate permitted by law, whichever is lower. Because the shares were purchased in the open market by Mr. Pead, and the note only bears interest in the event of an overdue payment, the Company did not record any compensation expense associated with this arrangement at inception, and has not recorded any compensation expense in any subsequent period.

2.  ADDITIONAL PROCEDURES AND RESTATEMENTS OF THE CONSOLIDATED FINANCIAL
    STATEMENTS

     As a result of allegations of improprieties made during 2003 and 2004, the Company's external auditors advised the Company and the Audit Committee of the Board of Directors that additional procedures should be performed related to the allegations. These additional procedures were required due to Statement of Auditing Standards No. 99, Consideration of Fraud in a Financial Statement Audit, ("SAS No. 99") that became effective for periods beginning on or after December 15, 2002. Due to the volume and, in some cases, vague nature of many of the allegations, the scope of the additional procedures was broad and extensive (see Note 22 for additional information). The additional procedures included the review of certain of the Company's revenues, expenses, assets and liabilities accounts for the years 2001 through 2003. Certain financial items were identified during the additional procedures that warranted further review by the Company. The Company reviewed these items and determined that it was appropriate to restate prior period financial statements. The restatements affect the financial statements as of December 31, 2002 and 2001, for the years ended December 31, 2002 and 2001 and for the nine months ended September 30, 2003, and are included in this report.

     By year, the net decrease to the reported net loss for 2001 is approximately $0.2 million or $.01 per share, and the net increase to reported net income for 2002 is approximately $1.0 million or $.03 per share on a fully diluted basis, and for the nine months ended September 30, 2003, is approximately $0.8 million or $.03 per share on a fully diluted basis. In the periods presented on a quarterly basis, the impact of the restatements is a net increase to reported net income, except for the second quarter of 2002, which has a decrease to reported net income of $0.2 million. The restatements were primarily related to certain liability accounts that were determined to be over accrued, based on the correction of errors and the subsequent refinement of estimates originally made in establishing the accruals.

     The impact of the restatements is presented below:

                                                              AS PREVIOUSLY
                                                               REPORTED(1)    AS RESTATED
                                                              -------------   -----------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
FOR THE YEAR ENDED DECEMBER 31, 2001
  Revenue...................................................    $ 306,683      $ 305,822
  Loss from continuing operations...........................       (6,655)        (6,274)
  Net loss..................................................       (6,338)        (6,109)
  Loss from continuing operations per common
     share -- basic.........................................        (0.22)         (0.21)
  Loss from continuing operations per common
     share -- diluted.......................................        (0.22)         (0.21)
  Net loss per common share -- basic........................        (0.21)         (0.20)
  Net loss per common share -- diluted......................        (0.21)         (0.20)

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                              AS PREVIOUSLY
                                                               REPORTED(1)    AS RESTATED
                                                              -------------   -----------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)
  Revenue...................................................    $  79,133      $  78,996
  Income from continuing operations.........................        2,334          2,725
  Net income................................................        1,299          1,792
  Income from continuing operations per common
     share -- basic.........................................         0.07           0.09
  Income from continuing operations per common
     share -- diluted.......................................         0.07           0.08
  Net income per common share -- basic......................         0.04           0.06
  Net income per common share -- diluted....................         0.04           0.05
FOR THE THREE MONTHS ENDED JUNE 30, 2002 (UNAUDITED)
  Revenue...................................................    $  81,657      $  81,607
  Income from continuing operations.........................        2,298          2,120
  Net income................................................        2,022          1,846
  Income from continuing operations per common
     share -- basic.........................................         0.08           0.07
  Income from continuing operations per common
     share -- diluted.......................................         0.07           0.07
  Net income per common share -- basic......................         0.07           0.06
  Net income per common share -- diluted....................         0.06           0.06
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
  Revenue...................................................    $  82,842      $  83,048
  Income from continuing operations.........................        2,474          2,820
  Net income................................................        1,287          1,682
  Income from continuing operations per common
     share -- basic.........................................         0.08           0.09
  Income from continuing operations per common
     share -- diluted.......................................         0.08           0.09
  Net income per common share -- basic......................         0.04           0.05
  Net income per common share -- diluted....................         0.04           0.05
FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 (UNAUDITED)
  Revenue...................................................    $  82,069      $  81,913
  Income from continuing operations.........................        3,598          3,825
  Net income................................................        3,332          3,669
  Income from continuing operations per common
     share -- basic.........................................         0.12           0.13
  Income from continuing operations per common
     share -- diluted.......................................         0.11           0.12
  Net income per common share -- basic......................         0.11           0.13
  Net income per common share -- diluted....................         0.11           0.12
FOR THE YEAR ENDED DECEMBER 31, 2002
  Revenue...................................................    $ 325,701      $ 325,564
  Income from continuing operations.........................       10,704         11,490
  Net income................................................        7,940          8,989
  Income from continuing operations per common
     share -- basic.........................................         0.35           0.38
  Income from continuing operations per common
     share -- diluted.......................................         0.33           0.36
  Net income per common share -- basic......................         0.26           0.30
  Net income per common share -- diluted....................         0.25           0.28

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                              AS PREVIOUSLY
                                                               REPORTED(1)    AS RESTATED
                                                              -------------   -----------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                      SHARE DATA)
FOR THE THREE MONTHS ENDED MARCH 31, 2003 (UNAUDITED)
  Revenue...................................................    $  81,903      $  81,998
  Income from continuing operations.........................        2,863          3,121
  Net income................................................        1,578          1,837
  Income from continuing operations per common
     share -- basic.........................................         0.10           0.10
  Income from continuing operations per common
     share -- diluted.......................................         0.09           0.10
  Net income per common share -- basic......................         0.06           0.06
  Net income per common share -- diluted....................         0.05           0.06
FOR THE THREE MONTHS ENDED JUNE 30, 2003 (UNAUDITED)
  Revenue...................................................    $  85,412      $  85,456
  Income from continuing operations.........................        4,882          5,013
  Net income................................................        2,950          3,081
  Income from continuing operations per common
     share -- basic.........................................         0.16           0.16
  Income from continuing operations per common
     share -- diluted.......................................         0.15           0.16
  Net income per common share -- basic......................         0.10           0.10
  Net income per common share -- diluted....................         0.09           0.10
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 (UNAUDITED)
  Revenue...................................................    $  84,511      $  84,523
  Income from continuing operations.........................         (191)          (120)
  Net income................................................           74            506
  Income from continuing operations per common
     share -- basic.........................................        (0.01)         (0.00)
  Income from continuing operations per common
     share -- diluted.......................................        (0.01)         (0.00)
  Net income per common share -- basic......................           --           0.02
  Net income per common share -- diluted....................           --           0.02
AS OF DECEMBER 31, 2002
  Current assets............................................    $  98,233      $  98,175
  Total assets..............................................      209,850        209,631
  Current liabilities.......................................       79,024         77,573
  Total liabilities.........................................      249,102        247,603
  Accumulated deficit.......................................     (818,553)      (817,275)
  Total stockholders' deficit...............................      (39,252)       (37,972)

---------------

(1) As Previously Reported has been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented (see Note 4).

3.  ACQUISITIONS

     On April 27, 2001, the Company acquired all of the assets of Virtual Information Systems, Inc. ("VIS") for consideration of $7.0 million in cash. The purchase agreement also provided for a purchase price adjustment of up to $1.5 million payable in cash should VIS meet certain financial targets over the twelve months following the date of acquisition. As of December 31, 2001, the Company had recorded the purchase price adjustment of $1.5 million. During the first quarter of 2002, VIS met the financial targets in the purchase agreement and accordingly, on May 10, 2002, the payment for the purchase price adjustment of $1.5 million was made. VIS' core product, Virtual Processing Systems, is an automated

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES remittance processing solution for hospitals, which ensures accurate and efficient processing of cash collections and payment of denial management codes.

     Additionally, on April 27, 2001, the Company acquired all of the assets of OfficeMed.com LLC ("OfficeMed") for consideration of $3.25 million in cash. OfficeMed offers a Web-based ASP solution that gives healthcare and payer organizations the ability to perform secure, real time benefits inquiries against patients' insurance plans, ensuring eligibility at the point of care.

     The Company recorded the VIS and OfficeMed acquisitions using the purchase method of accounting and, accordingly, allocated the purchase price to the assets acquired and the liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $7.3 million of the purchase price was allocated to goodwill and prior to adoption of SFAS No. 142 was being amortized using the straight-line method over 20 years. In 2001, the Company finalized the purchase price allocation of these acquisitions, and approximately $5.3 million previously allocated to goodwill was reallocated to finite-lived intangible assets with lives ranging from five to ten years. The operating results of VIS and OfficeMed are included in the Company's Consolidated Statements of Operations from the date of acquisition in the Hospital Services division.

     On February 9, 2000, the Company acquired the outstanding capital stock of Knowledgeable Healthcare Solutions, Inc. ("KHS") for consideration of $3.1 million, consisting of $1.1 million cash and approximately 236,000 shares, or $2.0 million, of the Company's Common Stock. In addition, the purchase agreement provided for a purchase price adjustment of up to $6.0 million, which was recorded in December 2000, payable in cash and the Company's Common Stock, should KHS meet certain operational targets over the three years from the date of acquisition. The Company was required under the purchase agreement to make a purchase price adjustment in April 2001 totaling $0.1 million, 25% of which was paid through the issuance of the Company's Common Stock.

     The Company recorded the KHS acquisition using the purchase method of accounting and, accordingly, allocated the purchase price to the assets acquired and the liabilities assumed based on their estimated fair market value at the date of acquisition. Approximately $8.9 million of the purchase price was allocated to goodwill and prior to adoption of SFAS No. 142 was being amortized using the straight-line method over five years. In February 2003, the Company determined that KHS would not meet its purchase agreement operational targets and reduced the purchase price allocation to goodwill by approximately $5.9 million. This adjustment is reflected in the Company's December 31, 2002, Consolidated Balance Sheet. The operating results of KHS are included in the Company's Consolidated Statements of Operations from the date of acquisition.

     The pro-forma impact of these acquisitions was immaterial to the financial statements of the Company and therefore has not been presented.

4.  DISCONTINUED OPERATIONS AND DIVESTITURES

     In June 2003, the Company announced that it agreed to sell Patient1 to Misys Healthcare Systems, a division of Misys plc ("Misys") for $30 million in cash. Patient1 was the Company's only clinical product line and its sale allows the Company to better focus on optimizing reimbursement and improving administrative efficiencies for physician practices and hospitals. The sale was completed on July 28, 2003. The Company recognized a gain on the sale of Patient1 of approximately $10.4 million, net of taxes of approximately $.5 million, subject to closing adjustments, in 2003. Net proceeds on the sale of Patient1 were approximately $27.9 million, subject to closing adjustments. The Company is currently in arbitration with Misys regarding the final closing adjustments, which would represent additional purchase price payments to the Company. The Company expects the arbitration process to be completed by the end of the second quarter of 2004.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     In September 2003, the Company initiated a process to sell Business1. As with the sale of Patient1, the discontinuance of Business1 will allow the Company to focus resources on solutions that provide meaningful, strategic returns for the Company, its customers and its shareholders. Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS No. 144"), the Company wrote down the net assets of Business1 to fair market value less costs to sell and incurred an $8.5 million expense. The Company completed the sale of Business1 effective January 31, 2004, to a privately held company for $0.6 million, which will be received in three payments through June 2006. No cash consideration was received at closing.

     Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect Patient1 and Business1 as discontinued operations for all periods presented. Summarized operating results for the discontinued operations are as follows:

                                                     YEAR ENDED DECEMBER 31,
                               -------------------------------------------------------------------
                                            2003                               2002
                               ------------------------------   ----------------------------------
                                                                          (AS RESTATED)
                               PATIENT1   BUSINESS1    TOTAL    PATIENT1     BUSINESS1      TOTAL
                               --------   ---------   -------   --------   -------------   -------
                                                         (IN THOUSANDS)
Revenue......................  $15,247     $   474    $15,721   $25,855       $ 2,498      $28,353
                               =======     =======    =======   =======       =======      =======
(Loss) income from
  discontinued operations
  before income taxes........  $(1,270)    $(3,589)   $(4,859)  $   888       $(1,921)     $(1,033)
Income tax expense...........       46          --         46       443            --          443
                               -------     -------    -------   -------       -------      -------
(Loss) income from
  discontinued operations,
  net of tax.................  $(1,316)    $(3,589)   $(4,905)  $   445       $(1,921)     $(1,476)
                               =======     =======    =======   =======       =======      =======

                                    YEAR ENDED DECEMBER 31,
                               ----------------------------------
                                              2001
                               ----------------------------------
                                         (AS RESTATED)
                               PATIENT1     BUSINESS1      TOTAL
                               --------   -------------   -------
                                         (IN THOUSANDS)
Revenue......................  $19,905       $ 2,272      $22,177
                               =======       =======      =======
(Loss) income from
  discontinued operations
  before income taxes........  $(2,167)      $(1,554)     $(3,721)
Income tax expense...........        2            --            2
                               -------       -------      -------
(Loss) income from
  discontinued operations,
  net of tax.................  $(2,169)      $(1,554)     $(3,723)
                               =======       =======      =======

     The major classes of assets and liabilities for the discontinued operations are as follows:

                                             AS OF
                                          DECEMBER 31,         AS OF DECEMBER 31, 2002
                                              2003        ----------------------------------
                                         --------------             (AS RESTATED)
                                           BUSINESS1      PATIENT1     BUSINESS1      TOTAL
                                         --------------   --------   -------------   -------
                                         (IN THOUSANDS)             (IN THOUSANDS)
Current assets.........................       $129        $10,385       $2,395       $12,780
Property and equipment.................         --          1,889          226         2,115
Other long-term assets.................         --          4,723        6,461        11,184
                                              ----        -------       ------       -------
  Assets of discontinued operations....       $129        $16,997       $9,082       $26,079
Current liabilities....................       $422        $ 3,316       $  532       $ 3,848
Deferred revenue.......................         --          3,237           13         3,250
Other long-term liabilities............         --            792           --           792
                                              ----        -------       ------       -------
  Liabilities of discontinued
     operations........................       $422        $ 7,345       $  545       $ 7,890
                                              ====        =======       ======       =======

     On November 30, 1998, the Company completed the sale of its MSC business segment. In 1999, the Company completed the sale of both divisions of its Impact business segment.

     In October of 2001, the Company received $1.0 million in cash from the buyer of the government division of Impact when the term of the purchase agreement escrow expired. This amount was recognized through discontinued operations. In May of 2001, the Company received an insurance settlement related to a matter filed against the commercial division of Impact of approximately $3.0 million, which was recognized through discontinued operations. The Company continues to pursue claims against a former vendor of this division for damages incurred in this matter.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     For the year ended December 31, 2002, the Company expensed $0.7 million through discontinued operations to reflect an agreement resolving an indemnification claim by NCO Group, Inc. ("NCO"), the buyer of the Company's MSC division. When NCO bought MSC, the Company agreed to indemnify NCO for limited periods of time in the event NCO incurred certain damages related to MSC. NCO incurred such damages in connection with an alleged environmental liability of MSC, and the Company agreed to reimburse NCO for a portion of those damages, in satisfaction of the Company's indemnification obligation. The Company paid $0.3 million to NCO on September 16, 2002. The Company intends to pay the remaining balance of $0.4 million, plus interest at the then-current prime rate, in equal payments to NCO, on the second and third anniversaries of that date.

     The limited periods of time for which the Company agreed to indemnify NCO for most types of claims related to MSC have passed without the assertion by NCO of any other significant claims. These limitations do not apply to a small number of other types of potential claims to which statutory limitations apply, such as those involving title to shares, taxes and billing and coding under Medicare and Medicaid; however, management believes that such other types of claims are unlikely to occur.

     During the years ended December 31, 2003 and 2002, the Company also incurred expenses of approximately $0.9 million and $0.3 million, respectively, which were primarily legal costs, associated with MSC and Impact. Pursuant to SFAS No. 144, the consolidated financial statements of the Company have been presented to reflect the activity associated with MSC and Impact as discontinued operations for all periods presented.

     The net operating results of these segments have been reported in the Consolidated Statements of Operations as "(Loss) income from discontinued operations, net of tax -- Other" and the net cash flows have been reported in the Consolidated Statements of Cash Flows as "Net cash (used for) provided by discontinued operations."

5.  RESTRUCTURING AND OTHER EXPENSES

     Components of other expenses are as follows:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                              2003   2002    2001
                                                              ----   -----   ----
                                                                (IN THOUSANDS)
Severance costs.............................................  $504   $ --    $593
Other.......................................................   326     --      --
                                                              ----   -----   ----
                                                              $830   $ --    $593
                                                              ====   =====   ====

     Severance Costs. In 2003, the Company recorded net expenses of $0.5 million for severance costs related to the realignment of the Company into the Physician Services and Hospital Services divisions. In 2001, the Company recorded net expenses of $0.6 million for severance costs associated with former executive management.

     A description of the amount of severance costs recorded and subsequently incurred is as follows:

                        ACCRUED     ADDITION                  ACCRUED                    ACCRUED      ADDITION
                       SEVERANCE       TO         COSTS      SEVERANCE       COSTS      SEVERANCE        TO
                       LIABILITY     ACCRUED     PAID OR     LIABILITY      PAID OR     LIABILITY      ACCRUED
                       JANUARY 1,   SEVERANCE   OTHERWISE   DECEMBER 31,   OTHERWISE   DECEMBER 31,   SEVERANCE
                          2001      LIABILITY    SETTLED        2001        SETTLED        2002       LIABILITY
                       ----------   ---------   ---------   ------------   ---------   ------------   ---------
                                                            (IN THOUSANDS)
Severance costs......    $1,387       $593        $(845)       $1,135        $(822)        $313         $504

                                     ACCRUED
                         COSTS      SEVERANCE
                        PAID OR     LIABILITY
                       OTHERWISE   DECEMBER 31,
                        SETTLED        2003
                       ---------   ------------
                            (IN THOUSANDS)
Severance costs......    $(299)        $518

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Other. In 2003, the Company incurred approximately $0.3 million of restructuring expenses related to the realignment of the Company into the Physician Services and Hospital Services divisions.

     Restructuring Expenses. Under SFAS No. 146, the Company discloses certain information related to restructuring expenses.

     In early 1995, the Company initiated a reengineering program focused upon its billing and accounts receivable management operations (the "Reengineering Project"). As part of the Physician Services Restructuring Plan, the Company recorded restructuring reserves in 1995 through 1996. In 1996, the Company abandoned its Reengineering Project. The Company periodically reevaluates the adequacy of the reserves established for the Physician Services Restructuring Plan. In 1997 and 1999 the Company recorded an additional expense of $1.7 million and $0.3 million, respectively, for lease termination costs.

     A description of the type and amount of restructuring costs recorded at the commitment date and subsequently incurred for the restructurings discussed above is as follows:

                               RESERVE       COSTS       RESERVE        COSTS       RESERVE        COSTS       RESERVE
                               BALANCE      PAID OR      BALANCE       PAID OR      BALANCE       PAID OR      BALANCE
                              JANUARY 1,   OTHERWISE   DECEMBER 31,   OTHERWISE   DECEMBER 31,   OTHERWISE   DECEMBER 31,
                                 2001       SETTLED        2001        SETTLED        2002        SETTLED        2003
                              ----------   ---------   ------------   ---------   ------------   ---------   ------------
                                                                    (IN THOUSANDS)
Lease termination costs.....    $2,873       $(535)       $2,338        $(358)       $1,980        $(550)       $1,430

     The terminated leases have various expiration dates through 2011. The estimated lease termination costs to be incurred within the next 12 months are classified in Accrued expenses in the Company's Consolidated Balance Sheets. The estimated lease termination costs to be incurred beyond the next 12 months are classified in Other obligations in the Company's Consolidated Balance Sheets.

6.  PROCESS IMPROVEMENT PROJECT

     The Company incurred approximately $3.4 million of expense in 2001, associated with the implementation of a process improvement project within the Physician Services division (the "Project"). The Project installed a formalized set of productivity and quality measures, workflow processes and a management operating system in certain of the Company's major processing centers. The Project focused on productivity improvements that resulted in both improved client service and improved profitability for the division.

     The Company completed the first phase of the Project, which involved implementation in twelve of the division's larger processing centers, in the third quarter of 2001 with all costs for this phase incurred as of September 30, 2001. In 2001, the costs associated with the Project primarily consisted of professional fees paid to outside consultants retained exclusively for implementation of the Project.

     The Company completed the second phase of the Project, which began in the first quarter of 2002, as of September 30, 2002, with implementation into an additional fifteen processing centers. The Company implemented the second phase with internal resources, and therefore the Company did not incur any external project costs.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

7.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                2003          2002
                                                              ---------   -------------
                                                                          (AS RESTATED)
                                                                   (IN THOUSANDS)
Land........................................................  $     590     $     590
Buildings...................................................      2,751         2,751
Furniture and fixtures......................................     15,886        15,380
Equipment...................................................    110,443       114,150
Leasehold improvements......................................      6,101         5,355
                                                              ---------     ---------
                                                                135,771       138,226
Less accumulated depreciation...............................   (119,337)     (118,677)
                                                              ---------     ---------
                                                              $  16,434     $  19,549
                                                              =========     =========

8.  INTANGIBLE ASSETS

     Intangible assets consist of the following:

                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
                                                                   (IN THOUSANDS)
Goodwill....................................................  $ 39,057     $ 39,057
Client lists................................................    44,308       44,308
Developed technology........................................     4,616        4,616
Trademarks..................................................     1,316        1,316
Software development costs..................................    19,112       15,136
                                                              --------     --------
                                                               108,409      104,433
Less accumulated amortization...............................   (56,073)     (48,939)
                                                              --------     --------
                                                              $ 52,336     $ 55,494
                                                              ========     ========

     In accordance with Accounting Principles Board Opinion No. 16, Business Combinations, as of December 31, 2001, the Company finalized the purchase price allocation of its most recent acquisitions, with a portion of the amount previously allocated to goodwill being reallocated to finite-lived intangible assets. The amounts reallocated to finite-lived intangible assets totaled approximately $9.2 million. The amortization period of the amounts allocated to client lists ranges from five to ten years. The amortization period of the amounts allocated to developed technology is five years.

     In February 2003, the Company determined that its KHS acquisition would not meet its purchase agreement operational targets and reduced the purchase price allocation to goodwill by approximately $5.9 million. This adjustment is reflected in the Company's December 31, 2002, Consolidated Balance Sheet.

     Expenditures on capitalized software development costs were approximately $4.0 million, $3.4 million and $2.4 million in 2003, 2002 and 2001, respectively. Amortization expense related to the Company's capitalized software costs totaled $2.1 million, $2.0 million (as restated) and $1.9 million (as restated) in 2003, 2002 and 2001, respectively. The unamortized balance of software development costs at December 31, 2003 and 2002 was $6.9 million and $5.1 million (as restated), respectively. The Company

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES amortizes software development costs using the straight-line method over the estimated useful lives of the assets, which are generally three to five years.

     The acquired intangible asset amortization expense estimated as of December 31, 2003, for the five years following 2003 and thereafter is as follows (in thousands):

2004........................................................   $ 4,942
2005........................................................     4,159
2006........................................................       869
2007........................................................       404
2008........................................................       404
Thereafter..................................................       773
                                                               -------
                                                               $11,551
                                                               =======

9.  ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                               2003         2002
                                                              -------   -------------
                                                                        (AS RESTATED)
                                                                  (IN THOUSANDS)
Interest....................................................  $    44      $ 6,270
Accrued restructuring and severance costs, current..........      357          793
Accrued legal costs.........................................    3,548        3,460
Accrued legal settlements -- Lloyd's related................    5,200        1,666
Accrued taxes...............................................    1,869          862
Funds due clients...........................................    2,292        2,200
Accrued costs of businesses acquired........................      159          237
Other.......................................................    5,568        5,427
                                                              -------      -------
                                                              $19,037      $20,915
                                                              =======      =======

10.  LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                2003       2002
                                                              --------   --------
                                                                (IN THOUSANDS)
9 1/2% Senior Notes due February 15, 2005 (the "Notes").....  $     --   $175,000
Term Loan B due September 11, 2008, weighted average
  interest rate of 5.73% in 2003............................   121,875         --
Capital lease obligations, weighted average effective
  interest rate of 0.5% in 2002.............................        --         20
                                                              --------   --------
                                                               121,875    175,020
Less current portion........................................   (12,500)   (15,020)
                                                              --------   --------
                                                              $109,375   $160,000
                                                              ========   ========

     On February 20, 1998, the Company issued $175 million of 9 1/2% Senior Notes due 2005 (the "Notes"). Under the Indenture that governed the Notes, the balance of net proceeds, as defined, from the

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES sale of any assets having a fair value in excess of $1.0 million was required to be invested in the Company's business within 360 days of receipt of proceeds related to the sale or they would become "excess proceeds," as defined. If the aggregate of excess proceeds became greater than $10.0 million, the Company was required to offer to repurchase the Notes at par with such excess proceeds. In February 2003, the Company reduced its unpaid portion of the purchase price allocation for the Company's 2000 acquisition of KHS (refer to Note 3 for more information). Due to the reduction of the KHS purchase price allocation, excess proceeds exceeded $10.0 million. Therefore, on March 17, 2003, the Company repurchased $15.0 million of the Notes at par plus accrued interest of approximately $0.1 million. The Company incurred a write-off of approximately $0.2 million of deferred debt issuance costs associated with the original issuance of the Notes related to this repurchase, which is included in loss on extinguishment of debt in the Company's Consolidated Statements of Operations.

     On August 12, 2003, the Company commenced a cash tender offer for its then-outstanding $160 million of Notes (the "Tender Offer"). On September 11, 2003, the Company repurchased $143.6 million of the Notes that were tendered at the redemption price of 102.375% of the principal amount, as required under the Indenture governing the Notes, and accrued interest of approximately $1.0 million. The Notes tendered by August 25, 2003 included a premium of 0.25% of the principal amount in addition to the redemption price of 102.375% of the principal amount. The remaining $16.4 million of the Notes were retired on September 18, 2003, through a call initiated by the Company on August 12, 2003, at the redemption price of 102.375% of the principal amount plus accrued interest of approximately $10,000 (the "Call"). The Company incurred a write-off of approximately $1.4 million of deferred issuance costs associated with the original issuance of the Notes related to their retirement through the Tender Offer and the Call, which are included in loss on extinguishment of debt in the Company's Consolidated Statements of Operations. In addition, the Company incurred expenses associated with the retirement of the Notes of approximately $4.7 million, including the Tender Offer premium and the Call premium which are also included in loss on extinguishment of debt in the Company's Consolidated Statements of Operations.

     On April 16, 2001, the Company entered into a $50 million credit facility (the "2001 Credit Facility"). The Company did not incur any borrowings under the 2001 Credit Facility, and, on September 11, 2003, the Company terminated the 2001 Credit Facility.

     On September 11, 2003, the Company entered into a $175 million Credit Agreement (the "Credit Agreement"). The Credit Agreement consists of a $125 million Term Loan B (the "Term Loan B") and a $50 million revolving credit facility (the "Revolving Credit Facility"). Under the Credit Agreement, the Company has the option of entering into LIBOR-based loans or base rate loans, each as defined in the Credit Agreement. The Company had approximately $121.9 million outstanding under the Term Loan B as of December 31, 2003, under a LIBOR-based interest contract, bearing interest at 5.39%. The Term Loan B bears interest at a rate of either LIBOR plus 4.25% or the base rate, which approximates prime, plus 2.75%, and matures in five years. The Term Loan B includes mandatory quarterly principal payments based on annual amortization of 10% for the first two years, 15% for years three and four and 50% in year five. LIBOR-based loans under the Revolving Credit Facility bear interest at LIBOR plus amounts ranging from 3.0% to 3.5% based on the Company's leverage ratio, as defined in the Credit Agreement. Base-rate loans under the Revolving Credit Facility bear interest at the Base Rate, which approximates prime, plus amounts ranging from 1.50% to 2.00% based on the Company's leverage ratio, as defined in the Credit Agreement. In addition, the Company pays a quarterly commitment fee on the unused portion of the Revolving Credit Facility of 0.50% per annum.

     Proceeds from the Term Loan B, proceeds from the sale of Patient1 and cash on hand were used to fund the Tender Offer. The Company used cash on hand to fund the Call. During 2003, the Company capitalized expenses related to the refinancing transactions of approximately $5.5 million, including legal

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES and other professional fees related to the Credit Agreement, which are included in the Company's Other Long-term Assets on the Consolidated Balance Sheets. The Company will amortize these costs over the term of the Revolving Credit Facility and the Term Loan B agreements, for three and five years, respectively, and include them in interest expense.

     All obligations under the Credit Agreement are fully and unconditionally guaranteed, on a senior secured basis, jointly and severally by all of the Company's present and future domestic and material foreign subsidiaries (the "Subsidiary Guarantors"). The financial statements of the Subsidiary Guarantors have not been presented as all subsidiaries, except for certain minor foreign subsidiaries, have provided guarantees and the parent company does not have any significant operations or assets, separate from its investment in subsidiaries. Any non-guarantor subsidiaries are minor individually and in the aggregate to the Company's consolidated financial statements.

     The Credit Agreement contains financial and other restrictive covenants, including, without limitation, those restricting additional indebtedness, lien creation, dividend payments, asset sales and stock offerings, and those requiring a minimum net worth, maximum leverage and minimum fixed charge coverage, each as defined in the Credit Agreement. The Company was in compliance with all applicable covenants as of December 31, 2003.

     The initial term of the Revolving Credit Facility is three years. The Company and the Lender can mutually agree to extend this term by up to two years. The Company intends to use the Revolving Credit Facility, as needed, for future investments in its operations, including capital expenditures, strategic acquisitions, to secure its letters of credit, as needed, and other general corporate purposes. The Company has not incurred any borrowings under the Revolving Credit Facility as of December 31, 2003.

     The Company's policy is to amortize debt issuance costs using the straight-line method over the life of the debt agreement. Amortization expense related to debt issuance costs on the Notes, the 2001 Credit Facility and the Credit Agreement for the years ended 2003, 2002, and 2001 were $1.5 million, $1.4 million and $1.3 million, respectively.

     The aggregate maturities of long-term debt are as follows (in thousands):

2004........................................................   $ 12,500
2005........................................................     14,063
2006........................................................     18,750
2007........................................................     29,687
2008........................................................     46,875
                                                               --------
                                                               $121,875
                                                               ========

     The Company's capital leases consisted principally of leases for equipment. As of December 31, 2002, the net book value of equipment subject to capital leases totaled $0.01 million.

11.  LEASE COMMITMENTS

     The Company leases office space and equipment under noncancelable operating leases, which expire at various dates through 2011. Rent expense was $14.4 million, $14.8 million and $14.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

2004........................................................   $12,635
2005........................................................     8,682
2006........................................................     5,263
2007........................................................     3,450
2008........................................................     2,197
Thereafter..................................................     3,308
                                                               -------
                                                               $35,535
                                                               =======

12.  LEGAL MATTERS

  PENDING LEGAL MATTERS

     The Company is subject to claims, litigation and official billing inquiries arising in the ordinary course of its business. These matters include, but are not limited to, lawsuits brought by former customers with respect to the operation of the Company's business. The Company has also received written demands from customers and former customers that have not resulted in legal action. Within the Company's industry, federal and state civil and criminal laws govern medical billing and collection activities. These laws provide for various fines, penalties, multiple damages, assessments and sanctions for violations, including possible exclusion from federal and state healthcare payer programs.

     The Company believes that it has meritorious defenses to the claims and other issues asserted in pending legal matters; however, there can be no assurance that such matters or any future legal matters will not have an adverse effect on the Company. Amounts of awards or losses, if any, in pending legal matters have not been reflected in the financial statements unless probable and reasonably estimable.

  SETTLED LEGAL MATTERS

     In February 2002, the Company settled claims for alleged breach of contract arising out of a 1997 contract for billing services provided by the Physician Services division to a former client. The Company and its insurance carrier at the time, Certain Underwriters at Lloyd's of London (collectively "Lloyd's"), each paid the plaintiff $2.0 million in cash in exchange for a release of all claims asserted against the Company. Under the terms of its insurance policy with Lloyd's, the Company is seeking reimbursement from Lloyd's for the $2.0 million it paid in this settlement.

     On May 30, 2002, the Company received a letter from Lloyd's purporting to rescind various managed healthcare professional liability, or errors and omissions ("E&O") and directors and officers and company reimbursement ("D&O") insurance policies (collectively the "Policies") issued to the Company by Lloyd's. The E&O policies were for the term of December 31, 1998, through June 30, 2002, and the D&O policies were for the term of July 1, 2000, through June 30, 2002. The purported rescission was based on allegations that the Company had failed to advise Lloyd's about the existence of several lawsuits that were alleged to be related to the risk covered under the Policies.

     On May 31, 2002, Lloyd's filed a lawsuit in the Circuit Court for Kent County, Michigan, against the Company seeking rescission of the E&O and D&O policies based on the allegations in its letter, dated May 30, 2002, or a declaration that coverage is unavailable for the claim related to the February 2002 settlement (discussed above) under the policies issued by Lloyd's. Lloyd's also claimed restitution of the $2.0 million paid by Lloyd's on behalf of the Company in that settlement. On June 5, 2002, the Company filed a lawsuit in the Superior Court of the State of California for the County of Los Angeles against Lloyd's seeking damages for breach of contract and breach of obligations of good faith and fair dealing,

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES including punitive damages. The Company also seeks a declaratory judgment to enforce the E&O and D&O policies according to their terms.

     The lawsuit filed by Lloyd's was dismissed during December 2002 with the Michigan court citing California as a more suitable forum in which to hear the litigation. During June 2003, the California Superior Court ordered the Company and Lloyd's to engage in nonbinding mediation to be completed by October 30, 2003.

     The Company's insurance coverage for both the E&O and D&O policies was scheduled to be renewed as of June 30, 2002, and the Company was in the process of actively pursuing new coverage with insurance carriers, including Lloyd's, when the attempted rescission notice was received from Lloyd's. Due to the attempted rescission, the Company expedited its insurance proposal process, and in mid-June 2002, the Company secured insurance coverage with a policy period of 12 months. The Company experienced a significant, above-market increase in insurance premiums and deductibles with its June 2002 policies as a result of the actions of Lloyd's and is seeking reimbursement for a portion of the increased premium costs and increased deductibles in its lawsuit against Lloyd's. During June 2003, the Company secured new insurance policies in the ordinary course of business, at substantially reduced premiums compared to the previous twelve-month policies. For the years 2003 and 2002, the Company incurred approximately $2.8 million and $3.0 million, respectively, in expenses related to its litigation with Lloyd's and increased insurance premiums. These costs are reflected in the Company's Corporate segment. In the Company's Consolidated Statements of Operations, these costs are included in Other operating expenses.

     On May 10, 2004, the Company reached a settlement with its former insurance carrier, Lloyd's of London. The Company was in litigation with Lloyd's of London after its attempt in May 2002 to rescind certain E&O policies and D&O policies that it had issued to the Company from the period December 31, 1998 to June 30, 2002. In the settlement, Lloyd's of London agreed to pay the Company $20 million in cash by July 9, 2004. Lloyd's of London also agreed to defend, settle or otherwise resolve at their expense the two remaining pending claims covered under the E&O policies. In exchange, the Company provided Lloyd's of London with a full release of all E&O and D&O policies. The California Superior Court retained jurisdiction to enforce any aspect of the settlement agreement.

     During the course of the litigation, the Company was required to fund the legal costs and any litigation settlements related to E&O claims covered by the Lloyd's E&O policies. At December 31, 2003, the Company's receivable from Lloyd's was $17.4 million associated with legal and settlement costs in excess of the Lloyd's E&O deductible. This $17.4 million balance includes $10.6 million that was paid during 2002 and 2003, and additional obligations to be paid of approximately $6.8 million. The additional obligations of approximately $6.8 million have been paid or are scheduled to be paid as follows: $2.0 million was paid in February 2004, an additional $0.6 million will be paid during the first half of 2004, $1.1 million will be paid in January 2005 and $3.1 million will be paid upon a favorable outcome with Lloyd's. As of the settlement date, the Company had an $18.3 million receivable from Lloyd's, of which approximately $5 million has not been paid. The Company expects to record a gain of approximately $1.7 million on settlement when the cash is received.

13.  STOCKHOLDERS' RIGHTS PLAN

     On January 21, 1999, the Board approved a stockholders' rights plan (the "Rights Plan"). Pursuant to the Rights Plan, the Company declared a dividend of one right for each outstanding share of Common Stock to stockholders of record at the close of business on February 16, 1999. Each right entitles the registered holder to purchase from the Company a unit (a "Unit") consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, without par value, at a purchase price of $75 per Unit.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Initially, the rights are deemed to be attached to certificates representing all outstanding shares of Common Stock, and they are not represented by separate rights certificates. Subject to certain exceptions specified in the Rights Plan, the rights will separate from the Common Stock and become exercisable upon the earlier to occur of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of a tender offer for the Common Stock.

     In the event that a person becomes an Acquiring Person, except pursuant to an offer for all outstanding shares of Common Stock that the independent directors of the Company determine to be fair and otherwise in the best interests of the Company and its stockholders (after receiving advice from one or more investment banking firms), each holder of a right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right (i.e., $150 per Unit).

     Until a right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for Common Stock (or other consideration) of the Company, or for common stock of the acquiring company, or in the event of the redemption of the rights as set forth above. As of December 31, 2003 and 2002, no rights have become exercisable under this plan.

     On May 4, 2000, the Company amended the Rights Plan to provide that the meaning of the term "Acquiring Person" shall not include Basil P. Regan and Regan Partners, L.P. (collectively, "Regan Fund Management"), so long as Regan Fund Management does not become the beneficial owner of 20% or more of the outstanding shares of Common Stock. Effective March 6, 2002, the Company amended the Rights Plan to rescind the May 4, 2000, amendment, thereby making Regan Fund Management subject to the 15% beneficial ownership threshold described above. On March 10, 2003, the Company amended the Rights Plan to provide that the term "Acquiring Person" shall not include ValueAct Capital Partners, L.P. ("ValueAct Partners"), ValueAct Capital Partners II, L.P. ("ValueAct Partners II"), ValueAct Capital International, Ltd. ("ValueAct International"), VA Partners, L.L.C. ("VA Partners"), Jeffrey W. Ubben, George F. Hamel, Jr., and Peter H. Kamin (ValueAct Partners, ValueAct Partners II, ValueAct International, VA Partners and Messrs. Ubben, Hamel and Kamin, and their affiliates, collectively "ValueAct"), so long as ValueAct does not become the Beneficial Owner of 20% or more of the then outstanding shares of Common Stock. As of December 31, 2003, ValueAct Partners was the beneficial owner of approximately 17.1% of the outstanding shares of Common Stock.

14.  COMMON STOCK OPTIONS AND STOCK AWARDS

     The Company has several stock option plans including a Non-Qualified Stock Option Plan, a Non-Qualified Stock Option Plan for Employees of Acquired Companies and a Non-Qualified Stock Option Plan for Non-Executive Employees. Options expire ten to eleven years after the date of grant and generally vest over a three-to-five year period. The total number of options available for future grant under these stock option plans was approximately 1.7 million at December 31, 2003.

     The Company also has a Non-Qualified Non-Employee Director Stock Option Plan (the "Director Plan") for non-employees who serve on the Company's Board of Directors. The Director Plan provides for an initial grant of 10,000 options at a strike price equal to the average of the fair market values for the five trading days prior to the date of the grant. Additionally, each non-employee director receives an annual grant of 10,000 options at each subsequent annual meeting in which the non-employee director is a member of the Board of Directors. All options granted under the Director Plan originally vested over a

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES five-year period and expired eleven years from the date of grant. On April 1, 1999, the Director Plan was amended so that all future options granted under the Director Plan fully vest as of the date of grant but are not exercisable until one year after the date of grant. As of December 31, 2003, the Company had 228,543 options available for future grant under this plan.

     The Company's Senior Executive Non-Qualified Stock Option Plan permitted certain former Company executive officers to purchase shares of the Company's Common Stock. All options under this plan expired on January 16, 2001.

     In June of 1999, in connection with the settlement with the former shareholders of MMS, the Company issued warrants to purchase 166,667 shares of Common Stock. These warrants are currently exercisable at an exercise price of $15.94 per share and will expire on June 25, 2004. The Company has reserved 166,667 shares for future issuance for these warrants outstanding.

     Activity related to all stock option plans is summarized as follows (shares in thousands):

                                     2003                        2002                         2001
                          --------------------------   -------------------------   --------------------------
                                    WEIGHTED-AVERAGE            WEIGHTED-AVERAGE             WEIGHTED-AVERAGE
                          SHARES     EXERCISE PRICE    SHARES    EXERCISE PRICE    SHARES     EXERCISE PRICE
                          -------   ----------------   ------   ----------------   -------   ----------------
Options outstanding as
  of January 1..........    7,319        $ 8.36         6,934        $8.07           4,449        $10.90
Granted.................      685         11.66           890         9.97           4,250          6.77
Exercised...............   (1,159)         6.87          (194)        5.53             (62)         4.80
Canceled................     (210)         8.84          (311)        8.35          (1,703)        11.73
                          -------                      ------                      -------
Options outstanding as
  of December 31........    6,635        $ 8.94         7,319        $8.36           6,934        $ 8.07
                          =======                      ======                      =======
Options exercisable as
  of December 31........    3,838        $ 9.31         3,057        $9.76           1,831        $12.00
                          =======                      ======                      =======
Weighted-average fair
  value of options
  granted during the
  year..................  $  5.25                      $ 4.44                      $  3.10
                          =======                      ======                      =======

     The following table summarizes information about stock options outstanding and exercisable at December 31, 2003 (shares in thousands):

                                           OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                 ----------------------------------------   --------------------------
                                                   WEIGHTED-
                                     NUMBER         AVERAGE     WEIGHTED-       NUMBER       WEIGHTED-
                                 OUTSTANDING AT    REMAINING     AVERAGE    EXERCISABLE AT    AVERAGE
                                  DECEMBER 31,    CONTRACTUAL   EXERCISE     DECEMBER 31,    EXERCISE
RANGE OF EXERCISE PRICES              2003           LIFE         PRICE          2003          PRICE
------------------------         --------------   -----------   ---------   --------------   ---------
$2.25 to $6.00.................      1,455           7.99        $ 5.32           922         $ 4.93
$6.02 to $9.06.................      3,566           8.04          7.57         1,865           7.50
$10.00 to $13.05...............        460           7.80         11.64           281          11.62
$13.51 to $19.96...............      1,012           6.14         15.31           628          16.26
$21.19 to $22.31...............         81           4.15         21.30            81          21.30
$26.10 to $29.34...............         49           4.82         28.80            49          28.80
$30.00 to $135.00..............         12           2.15         45.97            12          45.97
                                     -----                                      -----
$2.25 to $135.00...............      6,635           7.64          8.94         3,838           9.31
                                     =====                                      =====

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     The Company accounts for its stock-based compensation plans under APB No.
25. As a result, the Company has not recognized compensation expense for stock options granted to employees with an exercise price equal to the quoted market price of the Common Stock on the date of grant and that vest based solely on continuation of employment by the recipient of the option award. The Company adopted SFAS No. 123 for disclosure purposes in 1996. For SFAS No. 123 purposes, the Company estimates the fair value of each option grant as of the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                                              2003    2002    2001
                                                              -----   -----   -----
Expected life (years).......................................    5.0     4.7     4.8
Risk-free interest rate.....................................   3.00%   3.55%   3.85%
Dividend rate...............................................   0.00%   0.00%   0.00%
Expected volatility.........................................  53.05%  54.65%  64.96%

     Per-Se has never paid cash dividends on its Common Stock. The Credit Agreement entered into on September 11, 2003, contains restrictions on the Company's ability to declare or pay cash dividends on its Common Stock.

15.  DEFERRED STOCK UNIT PLAN

     Effective October 1, 2001, and approved by the stockholders at the annual meeting held on May 2, 2002, the Board of Directors adopted the Per-Se Technologies, Inc. Deferred Stock Unit Plan (the "Plan"). The purpose of the Plan is to further align the interests of the Company's non-employee directors and a select group of key employees of the Company (and its affiliates) with the interests of stockholders by encouraging additional ownership of the Common Stock. The Plan also provides the participants with an opportunity to defer taxation of income in consideration of the valuable services that they provide to the Company. Non-employee directors of the Company are automatically eligible to participate in the Plan. The Compensation Committee of the Board of Directors may select key employees of the Company from time to time as eligible participants. Currently, five non-employee directors and six executives (including two employee directors) are eligible to participate in the Plan.

     Pursuant to the Plan, a non-employee director may elect to defer up to 100% of his Board and committee meeting fees and his annual retainer each year. Eligible employees may elect each year to defer up to 50% of their annual incentive bonus and receive an enhancement bonus equal to $0.25 for each dollar of compensation deferred. The Compensation Committee may also from time to time in its sole discretion designate such other enhancement bonus contributions as it deems appropriate. The cash amount of such deferrals and, in the case of employee participants, the enhancement bonuses will be converted to stock units, by dividing the amount to be deferred, plus any enhancement bonus, by the fair market value of the Common Stock on the date the amounts are credited to the participant's account.

     Participants are always fully vested in the stock units converted from deferrals of compensation. However, stock units that are converted from an enhancement bonus credited to an employee participant, and any related dividend equivalent stock units, will vest at the rate of 20% each year over a period of five years from the date of deferral of the related compensation. If a participant's employment is terminated for "cause" (as defined in the Plan) or if he or she resigns without "good reason" (as defined in the Plan) before the enhancement bonus stock units are vested, he or she will forfeit any such unvested stock units.

     For the years ended December 31, 2003 and 2002, the Plan purchased a total of 31,842 shares and 89,857 shares, respectively, of the Company's Common Stock at a total cost of approximately $0.3 million and $1.0 million, respectively. In accordance with the FASB Emerging Task Force ("EITF") Issue 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES and Invested, these amounts and the Company's obligation are reflected as treasury stock and deferred compensation obligation, respectively, in the financial statements.

16.  INCOME TAXES

     Income tax expense attributable to continuing operations comprises the following:

                                                                                        2001 (AS
                                                             2003         2002          RESTATED)
                                                           --------   -------------   -------------
                                                                      (AS RESTATED)   (AS RESTATED)
                                                                        (IN THOUSANDS)
Current:
  Federal................................................  $   (701)     $    --         $    --
  State..................................................       728          800             343
Deferred:
  Federal................................................     6,624        3,260           1,166
  State..................................................    10,869       (3,740)            146
Valuation allowance......................................   (17,493)         480          (1,312)
                                                           --------      -------         -------
Income tax expense attributable to continuing
  operations.............................................  $     27      $   800         $   343
                                                           ========      =======         =======

     In 2003, the Company recognized the benefit of a federal income tax refund of approximately $0.8 million related to the gain on the sale of Healthcare Recoveries, Inc. ("HRI"). A tax law revision identified by the Company permitted the Company to file for an automatic refund. The Company expects to receive the refund in late 2004.

     A reconciliation between the amount determined by applying the federal statutory rate to income (loss) before income taxes and income tax expense is as follows:

                                                     2003         2002            2001
                                                   --------   -------------   -------------
                                                              (AS RESTATED)   (AS RESTATED)
                                                                (IN THOUSANDS)
Income tax expense (benefit) at federal statutory
  rate...........................................  $  5,315      $ 3,764         $(2,926)
State taxes, net of federal benefit..............       480          528             226
Change in tax rates..............................    10,869       (4,236)             --
Nondeductible goodwill amortization..............        --           --             208
Valuation allowance..............................   (17,493)         480          (1,312)
Other............................................       856          264           4,147
                                                   --------      -------         -------
                                                   $     27      $   800         $   343
                                                   ========      =======         =======

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

     Deferred taxes are recorded based upon differences between the financial statement and tax bases of assets and liabilities and available tax credit carryforwards. The components of deferred taxes at December 31, 2003 and 2002, are as follows:

                                                                2003          2002
                                                             ----------   -------------
                                                                          (AS RESTATED)
                                                                   (IN THOUSANDS)
CURRENT:
Accounts receivable, unbilled..............................  $     (624)   $     (823)
Accrued expenses...........................................       6,056         6,797
Valuation allowance........................................      (7,125)       (7,301)
Other......................................................       1,693         1,327
                                                             ----------    ----------
                                                             $       --    $       --
                                                             ==========    ==========

                                                                2003          2002
                                                              ---------   -------------
                                                                          (AS RESTATED)
                                                                   (IN THOUSANDS)
NONCURRENT:
Net operating loss carryforwards............................  $ 156,792     $ 163,444
Valuation allowance.........................................   (178,430)     (205,047)
Depreciation and amortization...............................     20,266        39,590
Other.......................................................      1,372         2,013
                                                              ---------     ---------
                                                              $      --     $      --
                                                              =========     =========

     At December 31, 2003, the Company had federal net operating loss carryforwards ("NOLs") for income tax purposes of approximately $406.9 million, which consist of $344.8 million of consolidated NOLs and $62.1 million of separate return limitation year NOLs. The NOLs will expire at various dates between 2004 and 2022 as follows:

                                                                  AMOUNTS
                                                                 EXPIRING
                                                               -------------
                                                               (IN MILLIONS)
between 2004 and 2006.......................................      $ 31.7
between 2007 and 2010.......................................        81.7
between 2011 and 2014.......................................       142.7
between 2015 and 2022.......................................       150.8
                                                                  ------
                                                                  $406.9
                                                                  ======

     As of December 31, 2003, the Company has a net deferred tax asset of $185.5 million, which is offset by a valuation allowance of $185.5 million. Realization of the net deferred tax asset is dependent upon the Company generating sufficient taxable income prior to the expiration of the NOLs. If, during future periods, management believes the Company will generate sufficient taxable income to realize the net deferred tax asset, the Company will adjust this valuation reserve accordingly.

17.  EMPLOYEE BENEFIT PLANS

     The Company has various defined contribution plans whereby employees meeting certain eligibility requirements can make specified contributions to the plans. The Company matches a percentage of the employee contributions. The Company's contribution expense was $1.8 million, $1.6 million and $1.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

18.  CASH FLOW INFORMATION

     Supplemental disclosures of cash flow information and non-cash investing and financing activities are as follows:

                                                           2003      2002      2001
                                                          -------   -------   -------
                                                                (IN THOUSANDS)
Non-cash investing and financing activities:
  Additions to capital lease obligations................  $    --   $    --   $   165
  Liabilities assumed in acquisitions...................       --        --       311
  KHS purchase price adjustment.........................       --    (5,789)       --
  Common Stock issued in acquisition....................       --        --        35
Cash paid for:
  Interest..............................................   18,375    16,829    16,731
  Extinguishment of debt................................    5,412        --        --
  Income taxes..........................................      565       807       189

19.  SEGMENT REPORTING

     The Company's reportable segments are operating units that offer different services and products. Per-Se provides its services and products through its two operating divisions: Physician Services and Hospital Services.

     On July 1, 2003, the Company realigned its operations to better focus on its core healthcare constituents -- physician practices and hospitals. The Company created the Hospital Services division by combining the offerings of the former e-Health Solutions and Application Software divisions, with the exception of the Company's ASP-based physician practice management ("PPM") solution, which was transferred to the Physician Services division.

     The Physician Services division provides Connective Healthcare services and solutions that manage the revenue cycle for physician groups. The division is the largest and only national provider of business management outsourced services that supplant all or most of the administrative functions of a physician group. The target market is primarily hospital-affiliated physician groups in the specialties of radiology, anesthesiology, emergency medicine and pathology as well as physician groups practicing in the academic setting and other large physician groups. The division recognizes revenue primarily on a contingency fee basis, which aligns the division's interests with the interests of the physician groups it services. The division also sells a PPM solution that is delivered via an ASP model. The division's revenue model is almost entirely recurring in nature. The outsourced services business recognizes a percentage of the physician group's revenue for the services performed, and the PPM solution collects a monthly usage fee from the physician practices using the system. The business of the Physician Services division is conducted by PST Services, Inc. a Georgia corporation d/b/a "Per-Se Technologies," which is a wholly owned subsidiary of the Company.

     The Hospital Services division provides Connective Healthcare solutions that increase revenue and decrease expenses for hospitals, with a focus on revenue cycle management and resource management. The division's revenue cycle management solutions enable a hospital's central billing office to improve its revenue cycle. The division has one of the largest electronic clearinghouses in the medical industry, which provides an important infrastructure to support its revenue cycle offering. The division also provides resource management solutions that enable hospitals to efficiently manage resources, such as personnel and the operating room, to reduce costs and improve their bottom line. The division recognizes revenue on both a per-transaction basis for many of its revenue cycle management solutions as well as on a

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES percentage-of-completion basis or upon software shipment for its software solutions in both the revenue cycle and resource management areas. The division has a high proportion of recurring revenue due to its transaction-based business and the maintenance revenue from its substantial installed base for the resource management software solutions. The business of the Hospital Services division is conducted by the following wholly owned subsidiaries of the Company: Per-Se Transaction Services, Inc., an Ohio corporation; Patient Account Management Services, Inc., an Ohio corporation; PST Products, LLC, a California limited liability company; and Knowledgeable Healthcare Solutions, Inc., an Alabama corporation. All of these subsidiaries do business under the name "Per-Se Technologies."

     The Company evaluates each segment's performance based on its segment operating profit. Segment operating profit is revenue less segment operating expenses, which include salaries and wages expenses, other operating expenses, restructuring expenses, depreciation and amortization.

     The Hospital Services segment revenue includes intersegment revenue for services provided to the Physician Services segment, which are shown as Eliminations to reconcile to total consolidated revenue.

     The Company's segment information from continuing operations is as follows:

                                                              AS OF DECEMBER 31,
                                                   ----------------------------------------
                                                     2003         2002            2001
                                                   --------   -------------   -------------
                                                              (AS RESTATED)   (AS RESTATED)
                                                                (IN THOUSANDS)
Revenue:
  Physician Services.............................  $251,251     $245,383        $236,627
  Hospital Services..............................    97,240       92,854          80,942
  Eliminations...................................   (13,322)     (12,673)        (11,747)
                                                   --------     --------        --------
                                                   $335,169     $325,564        $305,822
                                                   ========     ========        ========
Segment operating expenses:
  Physician Services.............................  $221,895     $219,519        $226,101
  Hospital Services..............................    74,671       74,014          67,531
  Corporate......................................    15,417       14,816          12,980
  Eliminations...................................   (13,322)     (12,673)        (11,747)
                                                   --------     --------        --------
                                                   $298,661     $295,676        $294,865
                                                   ========     ========        ========
Segment operating profit:
  Physician Services.............................  $ 29,356     $ 25,864        $ 10,526
  Hospital Services..............................    22,569       18,840          13,411
  Corporate......................................   (15,417)     (14,816)        (12,980)
                                                   --------     --------        --------
                                                   $ 36,508     $ 29,888        $ 10,957
                                                   ========     ========        ========
Interest expense.................................  $ 14,646     $ 18,069        $ 18,009
                                                   ========     ========        ========
Interest income..................................  $   (297)    $   (471)       $ (1,121)
                                                   ========     ========        ========
Loss on extinguishment of debt...................  $  6,255     $     --        $     --
                                                   ========     ========        ========
Income (loss) before income taxes................  $ 15,904     $ 12,290        $ (5,931)
                                                   ========     ========        ========

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                              AS OF DECEMBER 31,
                                                   ----------------------------------------
                                                     2003         2002            2001
                                                   --------   -------------   -------------
                                                              (AS RESTATED)   (AS RESTATED)
                                                                (IN THOUSANDS)
Depreciation and amortization:
  Physician Services.............................  $ 10,475     $ 12,114        $ 13,249
  Hospital Services..............................     5,270        5,694           7,084
  Corporate......................................       764          936           1,119
                                                   --------     --------        --------
                                                   $ 16,509     $ 18,744        $ 21,452
                                                   ========     ========        ========
Capital expenditures and capitalized software
  development costs:
  Physician Services.............................  $  5,467     $  5,718        $  3,349
  Hospital Services..............................     4,655        3,809           3,385
  Corporate......................................       221          369             416
                                                   --------     --------        --------
                                                   $ 10,343     $  9,896        $  7,150
                                                   ========     ========        ========

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                2003         2002
                                                              --------   -------------
                                                                         (AS RESTATED)
                                                                   (IN THOUSANDS)
Identifiable Assets:
  Physician Services(1).....................................  $ 63,222     $ 64,524
  Hospital Services(1)......................................    58,021       56,362
  Corporate.................................................    50,281       62,666
  Discontinued operations...................................       129       26,079
                                                              --------     --------
                                                              $171,653     $209,631
                                                              ========     ========

---------------

(1) Identifiable assets in the Physician Services and Hospital Services divisions include approximately $8,936 and $23,613 of goodwill, respectively, for all periods presented.

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

20.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                           QUARTER ENDED
                                    -----------------------------------------------------------
                                      MARCH 31         JUNE 30      SEPTEMBER 30    DECEMBER 31
                                    -------------   -------------   -------------   -----------
                                    (AS RESTATED)   (AS RESTATED)   (AS RESTATED)
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
2003
Revenue...........................     $81,998         $85,456         $84,523        $83,192
Income (loss) from continuing
  operations......................       3,121           5,013            (120)         7,863
Discontinued operations, net of
  tax.............................      (1,284)         (1,932)            626         (1,298)
Net income........................       1,837           3,081             506          6,565
Net income (loss) per common
  share -- basic from continuing
  operations......................        0.10            0.16           (0.00)          0.25
  Discontinued operations, net of
     tax, per common share........       (0.04)          (0.06)           0.02          (0.04)
  Net income per common share --
     basic........................        0.06            0.10            0.02           0.21
  Shares used to compute net
     income per common
     share -- basic...............      30,172          30,238          30,677         31,276
Net income per common share --
  diluted from continuing
  operations......................        0.10            0.16           (0.00)          0.23
  Discontinued operations, net of
     tax, per common share........       (0.04)          (0.06)           0.02          (0.04)
  Net income per common share --
     diluted......................        0.06            0.10            0.02           0.19
  Shares used to compute net
     income per common
     share -- diluted.............      31,037          31,866          30,677         34,039

                   PER-SE TECHNOLOGIES, INC. AND SUBSIDIARIES

                                                           QUARTER ENDED
                                   -------------------------------------------------------------
                                     MARCH 31         JUNE 30      SEPTEMBER 30     DECEMBER 31
                                   -------------   -------------   -------------   -------------
                                   (AS RESTATED)   (AS RESTATED)   (AS RESTATED)   (AS RESTATED)
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
2002
Revenue..........................     $78,996         $81,607         $83,048         $81,913
Income from continuing
  operations.....................       2,725           2,120           2,820           3,825
Discontinued operations, net of
  tax............................        (933)           (274)         (1,138)           (156)
Net income.......................       1,792           1,846           1,682           3,669
Net income per common share --
  basic from continuing
  operations.....................        0.09            0.07            0.09            0.13
  Discontinued operations, net of
     tax, per common share.......       (0.03)          (0.01)          (0.04)           0.00
  Net income per common share --
     basic.......................        0.06            0.06            0.05            0.13
  Shares used to compute net
     income per common
     share -- basic..............      29,990          30,049          30,083          30,119
Net income per common share --
  diluted from continuing
  operations.....................        0.08            0.07            0.09            0.12
  Discontinued operations, net of
     tax, per common share.......       (0.03)          (0.01)          (0.04)          (0.00)
  Net income per common share --
     diluted.....................        0.05            0.06            0.05            0.12
  Shares used to compute net
     income per common
     share -- diluted............      32,527          32,491          31,258          31,585

21.  SUBSEQUENT EVENTS

     Effective July 30, 2004, the Company relocated its principal executive office from Atlanta to Alpharetta, Georgia. The Company entered into a noncancelable operating lease for that office space in February 2004 that will expire in June 2014. The new landlord has reimbursed the Company for the remaining payments due under the lease of the Company's former office space; however, the Company recorded a one-time non-cash expense of approximately $1.0 million upon its exit of the former office facility. Future minimum lease payments through 2014 under the new lease are $13.4 million. The Company intends to meet this and its other contractual obligations with cash from continuing operations.

22.  COST OF ADDITIONAL PROCEDURES (UNAUDITED)

     The Company expects to record costs totaling approximately $6 million to $7 million during 2004 for the additional procedures discussed in Note 2. Approximately $4 million of costs associated with the additional procedures were recorded for the three months ended March 31, 2004 with the remainder to be recorded during the three months ended June 30, 2004.

                ------------------------------------------------

                                  $125,000,000

                           PER-SE TECHNOLOGIES, INC.

                   3.25% CONVERTIBLE SUBORDINATED DEBENTURES
                                    DUE 2024
                                      AND
                   7,003,037 SHARES OF COMMON STOCK ISSUABLE
                       UPON CONVERSION OF THE DEBENTURES

                ------------------------------------------------

                                   PROSPECTUS
                ------------------------------------------------

                                               , 2004

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following is a list of anticipated expenses in connection with the issuance and distribution of the securities being registered. All amounts other than the SEC and NASDAQ fees are estimated.

SEC registration fee........................................  $15,837.50
Printing costs..............................................  $29,850.00
Legal fees..................................................           *
Accounting fees.............................................  $30,000.00
Miscellaneous...............................................           *
                                                              ----------
  Total.....................................................  $        *
                                                              ==========

---------------

* To be supplied by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Delaware law, directors of a Delaware corporation can generally be held liable for certain types of negligence and other acts and omissions in connection with the performance of their duties to the corporation and our stockholders. As permitted by Delaware law, however, our Certificate of Incorporation contains a provision eliminating the liability of our directors for monetary damages for breaches of their duty of care to us and our stockholders, except as described below.

     Such provision does not eliminate liability for (i) breaches of the duty of loyalty to us and our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) transactions from which improper personal benefit is derived, or (iv) unlawful declaration of dividends or repurchases or redemptions of shares of our capital stock. Such provision applies to officers only if they are directors and are acting in their capacity as directors. Although the issue has not been determined by any court, such provision would probably have no effect on claims arising under federal securities laws. Such provision does not eliminate the duty of care, but only eliminates liability for monetary damages for breaches of such duty under various circumstances. Accordingly, such provision has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a breach of the duty of care. Equitable remedies may not, however, be wholly effective to remedy the injury caused by any such breach.

     Section 145 of the Delaware General Corporation Law permits a corporation to provide discretionary indemnification to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, if such indemnified person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     With respect to any threatened, pending or completed action or suit by or in the right of the corporation, Section 145 also permits a corporation to provide discretionary indemnification if such indemnified person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines otherwise in light of all the circumstances.

     Section 145 of the Delaware General Corporation Law provides for mandatory indemnification against expenses (including attorney's fees), actually and reasonably incurred by such indemnified person in connection with the defense, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein.

     Section 145 of the Delaware General Corporation Law and Article VI, Section 4 of our Bylaws permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

     Article VI, Section 4 of our Bylaws provides that we shall indemnify and hold harmless, to the full extent permitted by the Delaware General Corporation Law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's legal representative, is or was a director, officer, employee or agent of Per-Se Technologies, Inc. or is or was serving, at our request, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person.

     David E. McDowell, a member of our Board of Directors and our former Chairman and Chief Executive Officer, is party to an agreement with us pursuant to which we have agreed to indemnify and hold him harmless to the fullest extent permitted by the Delaware General Corporation Law as it presently exists or to such greater extent as such law may subsequently be amended.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following information relates to all securities issued or sold by us in the last three years that were not registered under the Securities Act.

     On June 30, 2004, the Company issued $125 million aggregate principal amount of 3.25% Convertible Subordinated Debentures Due 2024 (the "Debentures") to the initial purchasers pursuant to Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). The initial purchasers' aggregate discounts and offering expenses totaled $4 million. The initial purchasers in turn sold the Debentures to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The Debentures are convertible into the Company's common stock at an initial conversion rate of 56.0243 shares per $1,000 principal amount of the Debentures. This conversion rate represents a share price of approximately $17.85, a premium of 42% over the closing price of the common stock on the date the offering of the Debentures was priced. The Debentures will be convertible when the share price reaches 130% of the conversion price, or a share price of approximately $23.21, and in other circumstances set forth in the Indenture relating to the Debentures. The Debentures mature on June 30, 2024, and are unsecured. Interest on the Debentures is payable semiannually at the rate of 3.25% per annum on June 30 and December 30 of each year, beginning on December 30, 2004. Beginning on July 6, 2009, the Company may redeem some or all of the Debentures for cash. In addition, on June 30, 2009, 2014 and 2019, or upon a fundamental change as defined in the Indenture, holders may require the Company to repurchase their Debentures for cash. The Company used the proceeds from issuance of the Debentures, together with cash on hand, to retire its $118.8 million outstanding Term Loan B as well as to repurchase, for approximately $25 million, an aggregate of approximately 2.0 million shares of the Company's outstanding common stock that were sold short by purchasers of the Debentures in negotiated transactions concurrently with the offering of the Debentures. Banc of America Securities LLC, Wachovia Securities and Jeffries & Co., Inc. acted as initial purchasers of the Debentures.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.

 EXHIBIT
 NUMBER                                     DOCUMENT
 -------                                    --------
     2.1    --    Asset Purchase Agreement dated as of June 18, 2003, among
                  Misys Hospital Systems, Inc., Misys Healthcare Systems
                  (International) Limited, Misys plc, Registrant, and PST
                  Products, LLC., together with the First Amendment thereto
                  dated as of June 28, 2003 (incorporated by reference to
                  Exhibit 2.1 to Current Report on Form 8-K filed on August 5,
                  2003).
     3.1    --    Restated Certificate of Incorporation of Registrant
                  (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999
                  Form 10-K")).
     3.2    --    Restated By-laws of Registrant, as amended (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the year ended December 31, 2003).
     4.1    --    Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the 1999 Form 10-K).
     4.2    --    Form of Option Agreement relating to Registrant's Amended
                  and Restated Non-Employee Director Stock Option Plan
                  (incorporated by reference to Appendix B to Definitive Proxy
                  Statement dated April 1, 2003, relating to Registrant's 2003
                  Annual Meeting of Stockholders).
     4.3    --    Form of Option Agreement relating to Registrant's Second
                  Amended and Restated Non-Qualified Stock Option Plan
                  (incorporated by reference to Exhibit 4.2 to the 1999 Form
                  10-K).
     4.4    --    Form of Option Agreement relating to Registrant's
                  Non-Qualified Stock Option Plan for Non-Executive Employees
                  (incorporated by reference to Exhibit 4.6 to the 1999 Form
                  10-K).
     4.5    --    Form of Option Agreement relating to Registrant's
                  Non-Qualified Stock Option Plan for Employees of Acquired
                  Companies (incorporated by reference to Exhibit 4.4 to
                  Registration Statement on Form S-3, File No. 33-71552).
     4.6    --    Form of Option Agreement relating to Registrant's Restricted
                  Stock Plan (incorporated by reference to Exhibit 4.5 to
                  Annual Report on Form 10-K for the year ended December 31,
                  1995 (the "1995 Form 10-K")).
     4.7    --    Rights Agreement dated as of February 11, 1999, between
                  Registrant and American Stock Transfer & Trust Company
                  (including form of rights certificates) (incorporated by
                  reference to Exhibit 4 to Current Report on Form 8-K filed on February 12, 1999).
     4.8    --    First Amendment to Rights Agreement dated as of February 11,
                  1999, between Registrant and American Stock Transfer & Trust
                  Company, entered into as of May 4, 2000 (incorporated by
                  reference to Exhibit 4.4 to Quarterly Report of Form 10-Q
                  for the quarter ended March 31, 2000).
     4.9    --    Second Amendment to Rights Agreement dated as of February
                  11, 1999, between Registrant and American Stock Transfer &
                  Trust Company, entered into as of December 6, 2001, to be
                  effective as of March 6, 2002 (incorporated by reference to
                  Exhibit 4.12 to Annual Report on Form 10-K for the year
                  ended December 31, 2001 (the "2001 Form 10-K")).
     4.10   --    Third Amendment to Rights Agreement dated as of February 11,
                  1999, between Registrant and American Stock Transfer & Trust
                  Company, entered into as of March 10, 2003 (incorporated by reference to Exhibit 4.13 to Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 Form 10-K")).
     4.11   --    Indenture dated as of June 30, 2004, between Registrant and
                  U.S. Bank National Association, as Trustee, relating to
                  Registrant's 3.25% Convertible Subordinated debentures Due
                  2024 (incorporated by reference to Exhibit 4.5 to Quarterly
                  Report on Form 10-Q for the quarter ended June 30, 2004).

 EXHIBIT
 NUMBER                                     DOCUMENT
 -------                                    --------
     4.12   --    Resale Registration Rights Agreement dated as of June 30,
                  2004, between Registrant and Banc of America Securities LLC, as representative of the several initial purchasers of
                  Registrant's 3.25% Convertible Subordinated debentures Due
                  2024 (incorporated by reference to Exhibit 4.6 to Quarterly
                  Report on Form 10-Q for the quarter ended June 30, 2004).
     5      --    Opinion of Paul J. Quiner, Senior Vice President and General
                  Counsel of the Registrant, regarding validity of the
                  securities being registered.
    10.1    --    Credit agreement dated as of September 11, 2003, by and
                  among Registrant, certain subsidiaries of Registrant
                  identified therein, as Guarantors, the Lenders identified
                  therein, and Bank of America, N.A., as Administrative Agent
                  (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on September 12, 2003).
    10.2    --    First Amendment to credit agreement dated as of June 30,
                  2004, among Registrant, the Guarantors party thereto, the
                  Lenders party thereto and Bank of America, N.A., as
                  Administrative Agent (incorporated by reference to Exhibit
                  10.1 to Quarterly Report on Form 10-Q for the quarter ended
                  June 30, 2004).
    10.3    --    Amended and Restated Per-Se Technologies, Inc. Non-Employee
                  Director Stock Option Plan (incorporated by reference to
                  Appendix B to Definitive Proxy Statement dated April 1,
                  2003, relating to Registrant's 2003 Annual Meeting of
                  Stockholders).
    10.4    --    Second Amended and Restated Per-Se Technologies, Inc.
                  Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the 1999 Form 10-K).
    10.5    --    First Amendment to Second Amended and Restated Per-Se
                  Technologies, Inc. Non-Qualified Stock Option Plan
                  (incorporated by reference to Exhibit 10.45 to the 1999 Form
                  10-K).
    10.6    --    Registrant's Non-Qualified Stock Option Plan for
                  Non-Executive Employees (incorporated by reference to
                  Exhibit 10.23 to Annual Report on Form 10-K for the year
                  ended December 31, 1996 (the "1996 Form 10-K")).
    10.7    --    First Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.24 to the 1996 Form 10-K).
    10.8    --    Second Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K")).
    10.9    --    Third Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.26 to the 1997 Form 10-K).
    10.10   --    Fourth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.27 to the 1997 Form 10-K).
    10.11   --    Fifth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.28 to the 1997 Form 10-K).
    10.12   --    Sixth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 Form 10-K")).
    10.13   --    Seventh Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.24 to the 1999 Form 10-K).
    10.14   --    Eighth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Form 10-K")).
    10.15   --    Ninth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                  quarter ended June 30, 2002).
    10.16   --    Tenth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.31 to the 2002 Form 10-K).

 EXHIBIT
 NUMBER                                     DOCUMENT
 -------                                    --------
    10.17   --    Registrant's Non-Qualified Stock Option Plan for Employees
                  of Acquired Companies (incorporated by reference to Exhibit
                  99.1 to Registration Statement on Form S-8, File No.
                  33-67752).
    10.18   --    First Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Employees of Acquired Companies (incorporated by
                  reference to Exhibit 99 to Registration Statement on Form
                  S-8, File No. 33-71556).
    10.19   --    Second Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Employees of Acquired Companies (incorporated by
                  reference to Exhibit 99 to Registration Statement on Form
                  S-8, File No. 33-88442).
    10.20   --    Third Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Employees of Acquired Companies (incorporated by
                  reference to Exhibit 10.14 to the 1995 Form 10-K).
    10.21   --    Fourth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Employees of Acquired Companies (incorporated by
                  reference to Exhibit 99.2 to Registration Statement on Form
                  S-8, File No. 333-3213).
    10.22   --    Fifth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Employees of Acquired Companies (incorporated by
                  reference to Exhibit 99.1 to Registration Statement on Form
                  S-8, File No. 333-07627).
    10.23   --    Sixth Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Employees of Acquired Companies (incorporated by
                  reference to Exhibit 10.21 to the 1996 Form 10-K).
    10.24   --    Seventh Amendment to Registrant's Non-Qualified Stock Option
                  Plan for Employees of Acquired Companies (incorporated by
                  reference to Exhibit 10.23 to the 1998 Form 10-K).
    10.25   --    Eighth Amendment to Registrant's Non-Qualified Stock Option
                  Plan For Employees of Acquired Companies (incorporated by
                  reference to Exhibit 10.12 to the 1999 Form 10-K).
    10.26   --    Ninth Amendment to Registrant's Non-Qualified Stock Option
                  Plan For Employees of Acquired Companies (incorporated by
                  reference to Exhibit 10.12 to the 2000 Form 10-K).
    10.27   --    Tenth Amendment to Registrant's Non-Qualified Stock Option
                  Plan For Employees of Acquired Companies (incorporated by
                  reference to Exhibit 10.1 to Quarterly Report of Form 10-Q for the quarter ended June 30, 2002).
    10.28   --    Restricted Stock Plan of Registrant, dated as of August 12,
                  1994 (incorporated by reference to Exhibit 10.2 to
                  Registration Statement on Form S-4, File No. 33-88910).
    10.29   --    The Per-Se Technologies Employees' Retirement Savings Plan
                  (incorporated by reference to Exhibit 10.26 to the 1999 Form
                  10-K).
    10.30   --    First Amendment to the Per-Se Technologies Employees'
                  Retirement Savings Plan (incorporated by reference to
                  Exhibit 10.29 to the 2000 Form 10-K).
    10.31   --    Second Amendment to the Per-Se Technologies Employees'
                  Retirement Savings Plan (incorporated by reference to
                  Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                  quarter ended June 30, 2001).
    10.32   --    Third Amendment to the Per-Se Technologies Employees'
                  Retirement Savings Plan (incorporated by reference to
                  Exhibit 10.1 to Quarterly Report on Form 10-Q for the
                  quarter ended September 30, 2001).
    10.33   --    Fourth Amendment to the Per-Se Technologies Employees'
                  Retirement Savings Plan (incorporated by reference to
                  Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                  quarter ended September 30, 2002).
    10.34   --    Fifth Amendment to the Per-Se Technologies Employees'
                  Retirement Savings Plan (incorporated by reference to
                  Exhibit 10.38 to the 2002 Form 10-K).
    10.35   --    Sixth Amendment to the Per-Se Technologies Employees'
                  Retirement Savings Plan (incorporated by reference to
                  Exhibit 10.34 to Annual Report on Form 10-K for the year
                  ended December 31, 2003).
    10.36   --    Seventh Amendment to the Per-Se Technologies Employees'
                  Retirement Savings Plan.

 EXHIBIT
 NUMBER                                     DOCUMENT
 -------                                    --------
    10.37   --    Retirement Savings Trust (incorporated by reference to
                  Exhibit 10.10 to Registration Statement on Form S-1, File
                  No. 33-42216).
    10.38   --    Registrant's Deferred Compensation Plan (incorporated by
                  reference to Exhibit 99 to Registration Statement on Form
                  S-8, Registration No. 33-90874).
    10.39   --    First Amendment to Registrant's Deferred Compensation Plan
                  (incorporated by reference to Exhibit 10.2 to Quarterly
                  Report on Form 10-Q for the quarter ended September 30,
                  1997).
    10.40   --    Second Amendment to Registrant's Deferred Compensation Plan
                  (incorporated by reference to Exhibit 10.3 to Quarterly
                  Report on Form 10-Q for the quarter ended September 30,
                  1997).
    10.41   --    Third Amendment to Registrant's Deferred Compensation Plan
                  (incorporated by reference to Exhibit 10.76 to the 1997 Form
                  10-K).
    10.42   --    Fourth Amendment to Registrant's Deferred Compensation Plan
                  (incorporated by reference to Exhibit 10.32 to the 1999 Form
                  10-K).
    10.43   --    Fifth Amendment to Registrant's Deferred Compensation Plan
                  (incorporated by reference to Exhibit 10.36 to the 2000 Form
                  10-K).
    10.44   --    Per-Se Technologies, Inc. Executive Deferred Compensation
                  Plan effective as of January 1, 2002 (incorporated by
                  reference to Exhibit 10.40 to the 2001 Form 10-K).
    10.45   --    Per-Se Technologies, Inc. Non-Qualified Deferred
                  Compensation Plan Trust Agreement dated as of February 12,
                  2002, between Registrant and Merrill Lynch Trust Company,
                  FSB (incorporated by reference to Exhibit 10.1 to Quarterly
                  Report on Form 10-Q for the quarter ended March 31, 2002).
    10.46   --    Written description of Registrant's Non-Employee Director
                  Compensation Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 2003).
    10.47   --    Per-Se Technologies, Inc. Deferred Stock Unit Plan
                  (incorporated by reference to Exhibit 10.44 to the 2001 Form
                  10-K).
    10.48   --    First Amendment to Per-Se Technologies, Inc. Deferred Stock
                  Unit Plan (incorporated by reference to Exhibit 10.3 to
                  Quarterly Report on Form 10-Q for the quarter ended June 30,
                  2002).
    10.49   --    Per-Se Technologies, Inc. Deferred Stock Unit Plan Trust
                  Agreement dated as of May 1, 2002, between Registrant and
                  Merrill Lynch Trust Company, FSB (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                  quarter ended March 31, 2002).
    10.50   --    Registrant's Long Term Incentive Plan (incorporated by
                  reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
    10.51   --    Employment Agreement dated November 19, 1996, between
                  Registrant and David E. McDowell (incorporated by reference to Exhibit 10.49 to the 1996 Form 10-K).
    10.52   --    Amendment Number 1 to Employment Agreement between
                  Registrant and David E. McDowell, dated October 20, 1999
                  (incorporated by reference to Exhibit 10.37 to the 1999 Form
                  10-K).
    10.53   --    Employment Agreement dated as of November 13, 2000, between
                  Registrant and Philip M. Pead (incorporated by reference to
                  Exhibit 10.42 to the 2000 Form 10-K).
    10.54   --    Amendment No. 1 to Employment Agreement between Registrant and Philip M. Pead, dated May 8, 2003 (incorporated by
                  reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
    10.55   --    Employment Agreement dated April 14, 2000, between
                  Registrant and Chris E. Perkins (incorporated by reference to Exhibit 10.43 to the 2000 Form 10-K).
    10.56   --    Amendment Number 1 to Employment Agreement between
                  Registrant and Chris E. Perkins, dated as of February 7,
                  2001 (incorporated by reference to Exhibit 10.44 to the 2000
                  Form 10-K).

 EXHIBIT
 NUMBER                                     DOCUMENT
 -------                                    --------
    10.57   --    Employment Agreement dated July 1, 2003, between Registrant and Philip J. Jordan (incorporated by reference to Exhibit
                  10.3 to Quarterly Report on Form 10-Q for the quarter ended
                  September 30, 2003).
    10.58   --    Employment Agreement dated as of May 31, 2001, between
                  Registrant and Paul J. Quiner (incorporated by reference to
                  Exhibit 10.57 to Annual Report on Form 10-K for the year
                  ended December 31, 2003).
    10.59   --    Purchase Agreement, dated June 24, 2004, by and between
                  Registrant and Banc of America Securities LLC as
                  representative of the several Initial Purchasers.
    12      --    Statement re: Computation of Ratio of Earnings to Fixed
                  Charges.
    21      --    Subsidiaries of Registrant.
    23.1    --    Consent of Ernst & Young LLP.
    23.2    --    Consent of Paul J. Quiner (included in Exhibit 5.1).
    24      --    Powers of Attorney (included on signature page).
    25      --    Statement re: Eligibility of Trustee.

---------------

* To be filed by amendment.

+ Confidential treatment has been requested for portions of this exhibit.

     (b) Financial Statement Schedules.

     Schedule II -- Valuation and Qualifying Accounts -- Years ended December 31, 2003, 2002 and 2001.

ITEM 17.  UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b)) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Alpharetta, State of Georgia, on the 15th day of September, 2004.

                                          PER-SE TECHNOLOGIES, INC.

                                          By:      /s/ PHILIP M. PEAD
                                            ------------------------------------
                                                       Philip M. Pead
                                               Chairman, President and Chief
                                                      Executive Officer

     Each person whose signature appears below hereby constitutes and appoints Philip M. Pead and Chris E. Perkins, and each of them, his or her true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 15, 2004.

                    SIGNATURE                                              TITLE
                    ---------                                              -----

                /s/ PHILIP M. PEAD                    Chairman, President and Chief Executive Officer
 ------------------------------------------------              (principal executive officer)
                  Philip M. Pead


               /s/ CHRIS E. PERKINS                     Executive Vice President and Chief Financial
 ------------------------------------------------                         Officer
                 Chris E. Perkins                              (principal financial officer)


               /s/ RICHARD A. FLYNT                       Vice President and Corporate Controller
 ------------------------------------------------              (principal accounting officer)
                 Richard A. Flynt


              /s/ STEPHEN A. GEORGE                                       Director
 ------------------------------------------------
                Stephen A. George


              /s/ DAVID R. HOLBROOKE                                      Director
 ------------------------------------------------
                David R. Holbrooke


                 /s/ CRAIG MACNAB                                         Director
 ------------------------------------------------
                   Craig Macnab

                    SIGNATURE                                              TITLE
                    ---------                                              -----


              /s/ DAVID E. MCDOWELL                                       Director
 ------------------------------------------------
                David E. McDowell


                 /s/ JOHN C. POPE                                         Director
 ------------------------------------------------
                   John C. Pope


            /s/ C. CHRISTOPHER TROWER                                     Director
 ------------------------------------------------
              C. Christopher Trower


               /s/ JEFFREY W. UBBEN                                       Director
 ------------------------------------------------
                 Jeffrey W. Ubben

                           PER-SE TECHNOLOGIES, INC.

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                               ADDITIONS
                                                         ---------------------
                                            BALANCE AT   CHARGED TO   CHARGED
                                            BEGINNING    COSTS AND    TO OTHER                BALANCE AT
DESCRIPTION                                  OF YEAR      EXPENSES    ACCOUNTS   DEDUCTIONS   END OF YEAR
-----------                                 ----------   ----------   --------   ----------   -----------
YEAR ENDED DECEMBER 31, 2003
  Allowance for doubtful accounts.........    $4,288       $1,159         --      $  (652)      $4,795
YEAR ENDED DECEMBER 31, 2002
  Allowance for doubtful accounts (As
  Restated)...............................    $4,759       $1,489         --      $(1,960)      $4,288
YEAR ENDED DECEMBER 31, 2001
  Allowance for doubtful accounts (As
  Restated)...............................    $8,900       $2,712         --      $(6,853)      $4,759

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                    DOCUMENT
-------                                   --------
  2.1     --    Asset Purchase Agreement dated as of June 18, 2003, among
                Misys Hospital Systems, Inc., Misys Healthcare Systems
                (International) Limited, Misys plc, Registrant, and PST
                Products, LLC., together with the First Amendment thereto
                dated as of June 28, 2003 (incorporated by reference to
                Exhibit 2.1 to Current Report on Form 8-K filed on August 5,
                2003).
  3.1     --    Restated Certificate of Incorporation of Registrant
                (incorporated by reference to Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999
                Form 10-K")).
  3.2     --    Restated By-laws of Registrant, as amended (incorporated by reference to Exhibit 3.2 to Annual Report on Form 10-K for the year ended December 31, 2003).
  4.1     --    Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the 1999 Form 10-K).
  4.2     --    Form of Option Agreement relating to Registrant's Amended
                and Restated Non-Employee Director Stock Option Plan
                (incorporated by reference to Appendix B to Definitive Proxy
                Statement dated April 1, 2003, relating to Registrant's 2003
                Annual Meeting of Stockholders).
  4.3     --    Form of Option Agreement relating to Registrant's Second
                Amended and Restated Non-Qualified Stock Option Plan
                (incorporated by reference to Exhibit 4.2 to the 1999 Form
                10-K).
  4.4     --    Form of Option Agreement relating to Registrant's
                Non-Qualified Stock Option Plan for Non-Executive Employees
                (incorporated by reference to Exhibit 4.6 to the 1999 Form
                10-K).
  4.5     --    Form of Option Agreement relating to Registrant's
                Non-Qualified Stock Option Plan for Employees of Acquired
                Companies (incorporated by reference to Exhibit 4.4 to
                Registration Statement on Form S-3, File No. 33-71552).
  4.6     --    Form of Option Agreement relating to Registrant's Restricted
                Stock Plan (incorporated by reference to Exhibit 4.5 to
                Annual Report on Form 10-K for the year ended December 31,
                1995 (the "1995 Form 10-K")).
  4.7     --    Rights Agreement dated as of February 11, 1999, between
                Registrant and American Stock Transfer & Trust Company
                (including form of rights certificates) (incorporated by
                reference to Exhibit 4 to Current Report on Form 8-K filed on February 12, 1999).
  4.8     --    First Amendment to Rights Agreement dated as of February 11,
                1999, between Registrant and American Stock Transfer & Trust
                Company, entered into as of May 4, 2000 (incorporated by
                reference to Exhibit 4.4 to Quarterly Report of Form 10-Q
                for the quarter ended March 31, 2000).
  4.9     --    Second Amendment to Rights Agreement dated as of February
                11, 1999, between Registrant and American Stock Transfer &
                Trust Company, entered into as of December 6, 2001, to be
                effective as of March 6, 2002 (incorporated by reference to
                Exhibit 4.12 to Annual Report on Form 10-K for the year
                ended December 31, 2001 (the "2001 Form 10-K")).
  4.10    --    Third Amendment to Rights Agreement dated as of February 11,
                1999, between Registrant and American Stock Transfer & Trust
                Company, entered into as of March 10, 2003 (incorporated by reference to Exhibit 4.13 to Annual Report on Form 10-K for the year ended December 31, 2002 (the "2002 Form 10-K")).
  4.11    --    Indenture dated as of June 30, 2004, between Registrant and
                U.S. Bank National Association, as Trustee, relating to
                Registrant's 3.25% Convertible Subordinated debentures Due
                2024 (incorporated by reference to Exhibit 4.5 to Quarterly
                Report on Form 10-Q for the quarter ended June 30, 2004).
  4.12    --    Resale Registration Rights Agreement dated as of June 30,
                2004, between Registrant and Banc of America Securities LLC, as representative of the several initial purchasers of
                Registrant's 3.25% Convertible Subordinated debentures Due
                2024 (incorporated by reference to Exhibit 4.6 to Quarterly
                Report on Form 10-Q for the quarter ended June 30, 2004).
  5       --    Opinion of Paul J. Quiner, Senior Vice President and General
                Counsel of the Registrant, regarding validity of the
                securities being registered.

EXHIBIT
NUMBER                                    DOCUMENT
-------                                   --------
 10.1     --    Credit Agreement dated as of September 11, 2003, by and
                among Registrant, certain subsidiaries of Registrant
                identified therein, as Guarantors, the Lenders identified
                therein, and Bank of America, N.A., as Administrative Agent
                (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on September 12, 2003).
 10.2     --    First Amendment to credit agreement dated as of June 30,
                2004, among Registrant, the Guarantors party thereto, the
                Lenders party thereto and Bank of America, N.A., as
                Administrative Agent (incorporated by reference to Exhibit
                10.1 to Quarterly Report on Form 10-Q for the quarter ended
                June 30, 2004).
 10.3     --    Amended and Restated Per-Se Technologies, Inc. Non-Employee
                Director Stock Option Plan (incorporated by reference to
                Appendix B to Definitive Proxy Statement dated April 1,
                2003, relating to Registrant's 2003 Annual Meeting of
                Stockholders).
 10.4     --    Second Amended and Restated Per-Se Technologies, Inc.
                Non-Qualified Stock Option Plan (incorporated by reference to Exhibit 10.1 to the 1999 Form 10-K).
 10.5     --    First Amendment to Second Amended and Restated Per-Se
                Technologies, Inc. Non-Qualified Stock Option Plan
                (incorporated by reference to Exhibit 10.45 to the 1999 Form
                10-K).
 10.6     --    Registrant's Non-Qualified Stock Option Plan for
                Non-Executive Employees (incorporated by reference to
                Exhibit 10.23 to Annual Report on Form 10-K for the year
                ended December 31, 1996 (the "1996 Form 10-K")).
 10.7     --    First Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.24 to the 1996 Form 10-K).
 10.8     --    Second Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.25 to Annual Report on Form 10-K for the year ended December 31, 1997 (the "1997 Form 10-K")).
 10.9     --    Third Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.26 to the 1997 Form 10-K).
 10.10    --    Fourth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.27 to the 1997 Form 10-K).
 10.11    --    Fifth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.28 to the 1997 Form 10-K).
 10.12    --    Sixth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.32 to Annual Report on Form 10-K for the year ended December 31, 1998 (the "1998 Form 10-K")).
 10.13    --    Seventh Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.24 to the 1999 Form 10-K).
 10.14    --    Eighth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.26 to Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Form 10-K")).
 10.15    --    Ninth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                quarter ended June 30, 2002).
 10.16    --    Tenth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Non-Executive Employees (incorporated by reference to Exhibit 10.31 to the 2002 Form 10-K).
 10.17    --    Registrant's Non-Qualified Stock Option Plan for Employees
                of Acquired Companies (incorporated by reference to Exhibit
                99.1 to Registration Statement on Form S-8, File No.
                33-67752).
 10.18    --    First Amendment to Registrant's Non-Qualified Stock Option
                Plan for Employees of Acquired Companies (incorporated by
                reference to Exhibit 99 to Registration Statement on Form
                S-8, File No. 33-71556).
 10.19    --    Second Amendment to Registrant's Non-Qualified Stock Option
                Plan for Employees of Acquired Companies (incorporated by
                reference to Exhibit 99 to Registration Statement on Form
                S-8, File No. 33-88442).

EXHIBIT
NUMBER                                    DOCUMENT
-------                                   --------
 10.20    --    Third Amendment to Registrant's Non-Qualified Stock Option
                Plan for Employees of Acquired Companies (incorporated by
                reference to Exhibit 10.14 to the 1995 Form 10-K).
 10.21    --    Fourth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Employees of Acquired Companies (incorporated by
                reference to Exhibit 99.2 to Registration Statement on Form
                S-8, File No. 333-3213).
 10.22    --    Fifth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Employees of Acquired Companies (incorporated by
                reference to Exhibit 99.1 to Registration Statement on Form
                S-8, File No. 333-07627).
 10.23    --    Sixth Amendment to Registrant's Non-Qualified Stock Option
                Plan for Employees of Acquired Companies (incorporated by
                reference to Exhibit 10.21 to the 1996 Form 10-K).
 10.24    --    Seventh Amendment to Registrant's Non-Qualified Stock Option
                Plan for Employees of Acquired Companies (incorporated by
                reference to Exhibit 10.23 to the 1998 Form 10-K).
 10.25    --    Eighth Amendment to Registrant's Non-Qualified Stock Option
                Plan For Employees of Acquired Companies (incorporated by
                reference to Exhibit 10.12 to the 1999 Form 10-K).
 10.26    --    Ninth Amendment to Registrant's Non-Qualified Stock Option
                Plan For Employees of Acquired Companies (incorporated by
                reference to Exhibit 10.12 to the 2000 Form 10-K).
 10.27    --    Tenth Amendment to Registrant's Non-Qualified Stock Option
                Plan For Employees of Acquired Companies (incorporated by
                reference to Exhibit 10.1 to Quarterly Report of Form 10-Q for the quarter ended June 30, 2002).
 10.28    --    Restricted Stock Plan of Registrant, dated as of August 12,
                1994 (incorporated by reference to Exhibit 10.2 to
                Registration Statement on Form S-4, File No. 33-88910).
 10.29    --    The Per-Se Technologies Employees' Retirement Savings Plan
                (incorporated by reference to Exhibit 10.26 to the 1999 Form
                10-K).
 10.30    --    First Amendment to the Per-Se Technologies Employees'
                Retirement Savings Plan (incorporated by reference to
                Exhibit 10.29 to the 2000 Form 10-K).
 10.31    --    Second Amendment to the Per-Se Technologies Employees'
                Retirement Savings Plan (incorporated by reference to
                Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                quarter ended June 30, 2001).
 10.32    --    Third Amendment to the Per-Se Technologies Employees'
                Retirement Savings Plan (incorporated by reference to
                Exhibit 10.1 to Quarterly Report on Form 10-Q for the
                quarter ended September 30, 2001).
 10.33    --    Fourth Amendment to the Per-Se Technologies Employees'
                Retirement Savings Plan (incorporated by reference to
                Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                quarter ended September 30, 2002).
 10.34    --    Fifth Amendment to the Per-Se Technologies Employees'
                Retirement Savings Plan (incorporated by reference to
                Exhibit 10.38 to the 2002 Form 10-K).
 10.35    --    Sixth Amendment to the Per-Se Technologies Employees'
                Retirement Savings Plan (incorporated by reference to
                Exhibit 10.34 to Annual Report on Form 10-K for the year
                ended December 31, 2003).
 10.36    --    Seventh Amendment to the Per-Se Technologies Employees'
                Retirement Savings Plan.
 10.37    --    Retirement Savings Trust (incorporated by reference to
                Exhibit 10.10 to Registration Statement on Form S-1, File
                No. 33-42216).
 10.38    --    Registrant's Deferred Compensation Plan (incorporated by
                reference to Exhibit 99 to Registration Statement on Form
                S-8, Registration No. 33-90874).
 10.39    --    First Amendment to Registrant's Deferred Compensation Plan
                (incorporated by reference to Exhibit 10.2 to Quarterly
                Report on Form 10-Q for the quarter ended September 30,
                1997).
 10.40    --    Second Amendment to Registrant's Deferred Compensation Plan
                (incorporated by reference to Exhibit 10.3 to Quarterly
                Report on Form 10-Q for the quarter ended September 30,
                1997).
 10.41    --    Third Amendment to Registrant's Deferred Compensation Plan
                (incorporated by reference to Exhibit 10.76 to the 1997 Form
                10-K).

EXHIBIT
NUMBER                                    DOCUMENT
-------                                   --------
 10.42    --    Fourth Amendment to Registrant's Deferred Compensation Plan
                (incorporated by reference to Exhibit 10.32 to the 1999 Form
                10-K).
 10.43    --    Fifth Amendment to Registrant's Deferred Compensation Plan
                (incorporated by reference to Exhibit 10.36 to the 2000 Form
                10-K).
 10.44    --    Per-Se Technologies, Inc. Executive Deferred Compensation
                Plan effective as of January 1, 2002 (incorporated by
                reference to Exhibit 10.40 to the 2001 Form 10-K).
 10.45    --    Per-Se Technologies, Inc. Non-Qualified Deferred
                Compensation Plan Trust Agreement dated as of February 12,
                2002, between Registrant and Merrill Lynch Trust Company,
                FSB (incorporated by reference to Exhibit 10.1 to Quarterly
                Report on Form 10-Q for the quarter ended March 31, 2002).
 10.46    --    Written description of Registrant's Non-Employee Director
                Compensation Plan (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the quarter ended
                September 30, 2003).
 10.47    --    Per-Se Technologies, Inc. Deferred Stock Unit Plan
                (incorporated by reference to Exhibit 10.44 to the 2001 Form
                10-K).
 10.48    --    First Amendment to Per-Se Technologies, Inc. Deferred Stock
                Unit Plan (incorporated by reference to Exhibit 10.3 to
                Quarterly Report on Form 10-Q for the quarter ended June 30,
                2002).
 10.49    --    Per-Se Technologies, Inc. Deferred Stock Unit Plan Trust
                Agreement dated as of May 1, 2002, between Registrant and
                Merrill Lynch Trust Company, FSB (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q for the
                quarter ended March 31, 2002).
 10.50    --    Registrant's Long Term Incentive Plan (incorporated by
                reference to Exhibit 10.3 to Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).
 10.51    --    Employment Agreement dated November 19, 1996, between
                Registrant and David E. McDowell (incorporated by reference to Exhibit 10.49 to the 1996 Form 10-K).
 10.52    --    Amendment Number 1 to Employment Agreement between
                Registrant and David E. McDowell, dated October 20, 1999
                (incorporated by reference to Exhibit 10.37 to the 1999 Form
                10-K).
 10.53    --    Employment Agreement dated as of November 13, 2000, between
                Registrant and Philip M. Pead (incorporated by reference to
                Exhibit 10.42 to the 2000 Form 10-K).
 10.54    --    Amendment No. 1 to Employment Agreement between Registrant and Philip M. Pead, dated May 8, 2003 (incorporated by
                reference to Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).
 10.55    --    Employment Agreement dated April 14, 2000, between
                Registrant and Chris E. Perkins (incorporated by reference to Exhibit 10.43 to the 2000 Form 10-K).
 10.56    --    Amendment Number 1 to Employment Agreement between
                Registrant and Chris E. Perkins, dated as of February 7,
                2001 (incorporated by reference to Exhibit 10.44 to the 2000
                Form 10-K).
 10.57    --    Employment Agreement dated July 1, 2003, between Registrant and Philip J. Jordan (incorporated by reference to Exhibit
                10.3 to Quarterly Report on Form 10-Q for the quarter ended
                September 30, 2003).
 10.58    --    Employment Agreement dated as of May 31, 2001, between
                Registrant and Paul J. Quiner (incorporated by reference to
                Exhibit 10.57 to Annual Report on Form 10-K for the year
                ended December 31, 2003).
 10.59    --    Purchase Agreement, dated June 24, 2004, by and between
                Registrant and Banc of America Securities LLC as
                representative of the several Initial Purchasers.
 12       --    Statement re: Computation of Ratio of Earnings to Fixed
                Charges.
 21       --    Subsidiaries of Registrant.
 23.1     --    Consent of Ernst & Young LLP.
 23.2     --    Consent of Paul J. Quiner (included in Exhibit 5.1).

EXHIBIT
NUMBER                                    DOCUMENT
-------                                   --------
 24       --    Powers of Attorney (included on signature page).
 25       --    Statement re: Eligibility of Trustee.

---------------

* To be filed by amendment.

+ Confidential treatment has been requested for portions of this exhibit.